UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-31968

APPLIED DIGITAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**95-4863690**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Turtle Creek Boulevard, **Suite 2100,** **Dallas,** **Texas**	**75219**
(Address of Principal Executive Offices)	(Zip Code)

(214) 427-1704
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	APLD	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐   Accelerated filer   ☐

| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of November 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $399.2 million, based on the closing price of the registrant's common stock on November 30, 2023, as reported on the Nasdaq Global Select Market. Shares of the registrant's common stock held by each executive officer, director, and each other person who may be deemed to be an affiliate of the registrant, have been excluded from this computation. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 157,438,246 shares of common stock as of August 27, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Table of Contents

Part I

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. You can identify these forward-looking statements through our use of words such as "may," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential" and other similar words and expressions of the future. Statements that contain these words and other statements that are forward-looking in nature should be read carefully because they discuss future expectations, contain projections of future results of operations or of financial positions, or state other "forward-looking" information.

These statements are based on our management's beliefs and assumptions, which are based on currently available information. Our actual results, and the assumptions on which we relied, could prove materially different from our expectations. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. There are a number of important factors that could cause our actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

- our ability to complete construction of the Ellendale HPC data center;
- availability of financing to continue to grow our business;
- labor and other workforce shortages and challenges;
- power or other supply disruptions and equipment failures;
- our dependence on principal customers;
- the addition or loss of significant customers or material changes to our relationships with these customers;
- our sensitivity to general economic conditions including changes in disposable income levels and consumer spending trends;
- our ability to timely and successfully build new hosting facilities with the appropriate contractual margins and efficiencies;
- our ability to continue to grow sales in our hosting business;
- volatility of cryptoasset prices;
- uncertainties of cryptoasset regulation policy; and
- equipment failures, power or other supply disruptions.

You should carefully review the risks described in Item 1A of this Annual Report on Form 10-K, as the occurrence of any of these events could have an adverse effect, which may be material, on our business, results of operations, financial condition, or cash flows.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks and others described under the section "Risk Factors" below are not exhaustive.

Item 1. Business

Overview

Our Business

We are a United States ("U.S.") designer, developer, and operator of next-generation digital infrastructure across North America. We provide digital infrastructure solutions and cloud services to the rapidly growing industries of High-Performance Computing ("HPC") and Artificial Intelligence ("AI"). We operate in three distinct business segments, including, Blockchain data center hosting (the "Data Center Hosting Business"), cloud services through a wholly owned subsidiary (the "Cloud Services Business") and HPC data center hosting (the "HPC Hosting Business"), as further discussed below.

We completed our initial public offering in April 2022 and our common stock began trading on the Nasdaq Global Select Market ("Nasdaq") on April 13, 2022. In November 2022, we changed our name from Applied Blockchain, Inc. to Applied Digital Corporation.

Data Center Hosting Business

Our Data Center Hosting Business provides energized infrastructure services to crypto mining customers. Our custom-designed data centers allow customers to rent space based on their power requirements. We currently serve seven crypto mining customers, all of which have entered into contracts with us ranging from three to five years. This business segment accounts for the majority of the revenue we generate from our operations (approximately 83% for the fiscal year ended May 31, 2024).

We currently operate sites in Jamestown and Ellendale, North Dakota, with a total hosting capacity of approximately 286 MW:

- Jamestown, North Dakota: 106 MW facility.
- Ellendale, North Dakota: 180 MW facility.

In March 2021, we executed a strategy planning and portfolio advisory services agreement (the "Services Agreement") with GMR Limited, a British Virgin Island limited liability company ("GMR"), Xsquared Holding Limited, a British Virgin Island limited liability company ("SparkPool") and Valuefinder, a British Virgin Islands limited liability company ("Valuefinder" and, together with GMR and SparkPool, the "Service Provider(s)"). Under the Services Agreement, the Service Providers agreed to provide crypto asset mining management and analysis and assist us in securing difficult-to-obtain mining equipment. Under the terms of the Services Agreement, we issued 7,440,148 shares of our common stock to each of GMR and SparkPool and 3,156,426 shares of our common stock to Valuefinder. In June 2022, SparkPool ceased all operations and forfeited 4,965,432 shares of our common stock back to us.

In March 2022, we decided to terminate our crypto mining operations, shifting our focus and our business strategy to developing the HPC Hosting Business and our other two business segments (including the Data Center Hosting Business). Each Service Provider advised us concerning the design and buildout of our hosting operations. We continue to partner with GMR, and other providers as they remain our strategic equity investors. Our partners have strong relationships across the cryptocurrency ecosystem, which we may leverage to identify leads for the expansion of our operations and business segments.

Compared to our previous mining operations, co-hosting revenues are less subject to volatility related to the underlying crypto-asset markets. We have a contractual ceiling for our energy costs through our Amended and Restated Electric Service Agreement, entered into in September 2023 with a utility in the upper Midwest (the "Electric Service Agreement"). One of the main benefits of the Electric Service Agreement is the low cost of power for mining. Even before the recently imposed crypto mining restrictions in China, power capacity available for Bitcoin mining was scarce, especially at scalable sites with over 100 MW of potential capacity. This scarcity of mining power allows us to realize attractive hosting rates in the current market. The Electric Service Agreement has also enabled us to launch our hosting business with long-term customer contracts.

In March 2024, we announced that we entered into a definitive agreement to sell our 200 MW campus in Garden City, TX, to Mara Garden City LLC, a Delaware limited liability company and subsidiary of Marathon Digital Holdings (Nasdaq: MARA). We completed the sale transaction on April 1, 2024.

Cloud Services Business

We officially launched our Cloud Services Business in May 2023. We operate our Cloud Services Business through our wholly owned subsidiary, Applied Digital Cloud Corporation ("Applied Digital Cloud"), which provides cloud services to customers, such as AI and machine learning developers. Our Cloud Services Business specializes in providing GPU computing solutions to empower customers in executing critical workloads related to AI, machine learning ("ML"), rendering, and other HPC tasks. Our managed hosting cloud service allows customers to sign service contracts, utilizing our Company-provided equipment for seamless and cost-effective operations.

We are rolling out multiple GPU clusters, each comprising 1,024 GPUs, which are available for lease by our customers. Additionally, we have secured contracts with colocation service providers to ensure secure space and energy for our hosting services. Our strategy is to utilize a blend of third-party colocation and our own HPC data centers to deliver cloud services to our customers.

We currently rely on a few major suppliers for our products in this business segment: NVIDIA Corp. ("NVIDIA"), Super Micro Computer Inc. ("Super Micro"), Hewlett Packard Enterprise ("HPE") and Dell Technologies Inc. ("Dell"). In May 2023, we partnered with Super Micro, a renowned provider of Application-Optimized Total IT Solutions. Together, we aim to deliver the Company's cloud services to our customers. Super Micro's high-performance server and storage solutions are designed to address a wide range of computational-intensive workloads. Their next-generation GPU servers are incredibly power-efficient, which is vital for data centers as the power requirements for large-scale AI models continue to increase. Optimizing the Total Cost of Ownership ("TCO") and Total Cost to Environment ("TCE") is critical for data center operators to ensure sustainable operations.

In June 2023, we announced a partnership with HPE, a global company specializing in edge-to-cloud technology. As part of this collaboration, HPE will provide its powerful and energy-efficient supercomputers to support large-scale AI through our cloud service. HPE has been supportive in core design considerations and engineering of Company-owned facilities which will support Applied Digital Cloud's infrastructure. In addition, we have supply agreements with Dell for delivery of AI and GPU servers.

By May 31, 2024, the Company had received and deployed a total of 6,144 GPUs; 4,096 GPUs were actively recognizing revenue and 2,048 GPUs were pending customer acceptance to start revenue recognition. The Cloud Services Business currently serves two customers and accounted for approximately 17% of our revenue in fiscal year 2024. As we ramp up operations in this business segment, we expect to acquire and deploy additional GPUs, increase revenue from the Cloud Services Business and increase the percentage of our revenue produced by our Cloud Services Business.

HPC Hosting Business

Our HPC Hosting Business specializes in designing, constructing, and managing data centers tailored to support HPC applications, including AI.

The Company is currently building two HPC focused data centers. The first facility, which is nearing completion, is a 7.5 MW facility in Jamestown, ND location adjacent to the Company's 106 MW Data center hosting facility. The Company also broke ground on a 100 MW HPC data center in project in Ellendale, ND, on land located adjacent to its existing 180 MW Data center hosting facility. These separate and unique buildings, designed and purpose-built for GPUs, will sit separate from the Company's current buildings and host more traditional HPC applications, such as natural language processing, machine learning, and additional HPC developments.

The Company has entered into exclusivity and executed a letter of intent with a US-based hyperscaler for a 400 MW capacity lease, inclusive of our current 100 MW facility and two forthcoming buildings in Ellendale, North Dakota. On July 26, 2024, the Company extended the initial exclusivity period under the previously announced letter of intent with the U.S. based hyperscaler for leasing the HPC Ellendale Facility. The Company is in advanced discussions with traditional financing counterparties for this investment-grade tenant.

We anticipate that this business segment will begin generating meaningful revenues once the HPC Ellendale Facility becomes operational, which is expected in calendar year 2025.

Competition

As a company operating data centers, we face significant competition from various cloud competitors and data center providers in the U.S. Our primary competitors in the cloud services market are cloud service providers, such as Coreweave, Crusoe Energy, and Lambda Labs. Additionally, we compete with several prominent data center providers, including Digital Realty, Equinix, Inc., NTT, and various private operators in the U.S. These competitors own or operate properties similar to our data centers. Specifically, within our Data Center Hosting Business, we compete against Core Scientific,

Bitdeer Technologies Group, and Riot Platforms, amongst other private operators. As we navigate this competitive landscape, we strive to innovate and differentiate our services to attract and retain customers.

Many of our competitors offer more locations in more markets worldwide and have well-established international operations. Many of our competitors may have significant advantages over us, including greater name recognition, longer operating histories and higher operating margins, pre-existing relationships with current or potential customers, the capacity to provide the same or additional products and services at a lower cost, more significant marketing budgets and other financial and operational resources, more robust internal controls and systems, and better established, more extensive scale and lower cost suppliers and supplier relationships.

We face significant competition from our competitors, and we expect such competition to continue to increase, which could significantly harm our business, financial condition, and results of operations. If we cannot compete successfully against our current and future competitors, we may not be able to retain and grow our customer base, and our business and prospects may be harmed.

Industry Trends

We believe the data center industry is poised for significant growth, driven by the rapid adoption of digital technologies across all sectors. As businesses prioritize digital transformation, the demand for data center infrastructure is expected to increase substantially. Companies require robust, reliable, and scalable solutions to process, analyze, and store vast amounts of data in real-time, and data centers play a crucial role in meeting these needs.

Cloud adoption, particularly hybrid cloud solutions, drives data center demand significantly. Hybrid cloud infrastructure offers businesses the flexibility to scale their IT resources while maintaining the security and privacy of sensitive data. As more companies migrate their applications and data to the cloud, data center capacity requirements will continue to grow.

Edge computing is another key trend shaping the data center industry. The proliferation of internet devices and the need for real-time data processing are driving the deployment of data centers closer to the network edge. This approach reduces latency, improves application performance, and optimizes IT infrastructure costs and complexity.

Sustainability and energy efficiency are increasingly important considerations in the data center industry. Companies are investing in renewable energy sources, such as solar and wind power, and implementing advanced cooling and power management technologies to reduce their environmental impact and operating costs.

The AI market has experienced significant growth and development in recent years, with the rapid advancement of machine learning, natural language processing, and computer vision. The global AI market is expected to reach $500 billion by 2027, driven by increasing adoption across various industries, including healthcare, finance, transportation, and manufacturing. However, the AI landscape is also facing challenges and uncertainties. Developing more advanced AI systems, such as large language models and generative AI, has raised concerns about potential misuse, bias, and the displacement of human workers. Companies operating in AI are under increasing pressure to address these issues and ensure the responsible development and deployment of their technologies.

Providers offering comprehensive power, space, and connectivity solutions globally while prioritizing sustainability and energy efficiency will be best positioned to capitalize on the increasing demand for data center services.

Materials and Suppliers

Maintaining key supplier relationships is crucial to our business operations, as we rely on these relationships, such as with Dell, HPE, NVIDIA, and Super Micro, to secure essential computing hardware, infrastructure components, and other materials. The complexity of developing HPC and cloud hardware at scale limits the number of suppliers capable of meeting our requirements. Consequently, we have established purchase orders with leading hardware manufacturers, which include extended delivery schedules spanning several months before the hardware is delivered to our facilities. These fluctuations in delivery timelines necessitate careful planning and advanced purchasing strategies to ensure we can acquire hardware well before their anticipated deployment.

Developing the HPC Ellendale Facility demands significant electrical infrastructure components and construction raw materials. We proactively procure these materials from our suppliers in sufficient quantities to facilitate hardware deployment at scale and on accelerated timelines. To mitigate potential supply chain disruptions and ensure the smooth operation of our facilities, we have established long-term contracts and agreements with key suppliers. These arrangements give us greater certainty regarding the availability and pricing of essential components and materials. Furthermore, we continuously monitor market trends and maintain open lines of communication with our suppliers to anticipate and address potential supply chain challenges.

By proactively managing our supplier relationships, securing necessary materials in advance, and closely monitoring market conditions, we aim to minimize the impact of supply chain fluctuations on our operations. This approach enables us to maintain a steady pace of hardware deployments and facility development, ultimately supporting our goal of expanding our HPC and cloud capabilities and maximizing shareholder value. However, we rely on a limited number of vendors for certain products and services for our data center facilities, and some of our contracts provide a single source of materials. If any of our key suppliers cannot perform under their contracts or satisfy our orders, it could significantly delay our data center development and operations. While we may be able to engage replacement suppliers, this would likely lead to operational delays and increased costs.

Global Logistics

Global supply logistics have caused delays across all distribution channels, impacting the HPC and AI markets. Delivery schedules for specialized equipment, such as high-performance computing systems, AI hardware, and necessary infrastructure components, have been affected due to constraints on globalized supply chains. These constraints extend to procuring construction materials and specialized electricity distribution equipment required to develop HPC and AI facilities. Efforts to mitigate delivery delays are ongoing to avoid materially impacting deployment schedules; however, there are no assurances that such mitigation efforts will continue to be successful. To help address global supply logistics and pricing concerns, we have implemented proactive measures such as procuring and holding required materials. We continuously monitor developments in the global supply chain which is necessary to assess their potential impact on the Company's expansion plans within the HPC and AI markets.

Regulatory

The regulatory landscape surrounding HPC, cloud, and blockchain hosting services is evolving rapidly, and we anticipate increased scrutiny and potential regulation in the near and long term. These developments may significantly impact our business and operations in ways that are difficult to predict.

In the realm of cloud computing, there are growing concerns about the ethical implications and potential misuse of these technologies, particularly in association with AI and machine learning. Governments and regulatory bodies are considering measures to ensure the responsible development and deployment of AI systems, including transparency, accountability, and fairness guidelines. As a company operating in this space, we closely monitor these developments and attempt to adhere to any forthcoming regulations or industry best practices.

The amount of energy used for crypto mining and colocation services has recently received increased attention. In January 2024, the U.S. Energy Information Administration conducted an emergency survey of electricity consumption data from cryptocurrency mining companies in the U.S. This indicates that more focus is being placed on the energy usage of these activities. It is unclear how the information collected will be used for future regulations, but it is expected that energy efficiency and sustainability will become more critical factors regulating this industry.

Furthermore, using digital assets, including Bitcoin, in illicit financial activities has become a significant concern for regulators and lawmakers. Leaders in the U.S. House Financial Services Committee and U.S. Senate Banking Committee have expressed interest in passing legislation to provide additional regulatory authority to address these risks. The U.S. Treasury Department has also requested additional authorities to combat using digital assets in illegal activities. While there is currently insufficient support for any particular proposal, we expect that regulatory efforts in this area will continue to evolve and potentially impact our business.

We also closely follow developments related to regulating digital asset markets and financial services. In January 2024, the SEC approved a series of spot Bitcoin exchange-traded funds (ETFs), marking a significant milestone in the mainstream adoption of digital assets. However, the regulatory landscape for digital asset markets remains complex and uncertain, with various agencies and lawmakers proposing different approaches to oversight and regulation.

As a company operating at the intersection of data center, cloud and HPC hosting services, we are committed to maintaining a proactive and adaptive approach to regulatory compliance. We closely monitor legislative and regulatory developments and engage in dialogue with relevant stakeholders to ensure our business practices align with the evolving legal and regulatory framework. Despite the uncertainties posed by the changing regulatory landscape, we remain committed to delivering innovative and responsible solutions in the data center, cloud and HPC hosting markets while prioritizing compliance and risk management. However, if we fail to comply with applicable laws and regulations, we may be subject to significant liabilities, including fines and penalties, and our business, financial condition, or results of operations could be adversely affected.

Employees and Human Capital Resources

During 2023 and 2024, we invested significantly in our workforce to retain and attract top-tier employees. We expanded our employee base and promoted individuals internally to critical positions. As of May 31, 2024, we employed approximately 150 full-time employees across various departments, including engineering, IT, operations, construction, administration, finance, and communications. We also engage consultants and contractors as needed to supplement our permanent workforce.

Our human capital strategy aligns employee interests with our long-term success drivers. We implemented a long-term performance incentive program, granting eligible employees service-based restricted stock awards that vest over three years and performance-based restricted stock awards that vest upon achieving specific performance milestones. This performance program is a key employee incentive, aligning their long-term interests with the Company's objectives.

In addition to the long-term incentive program and competitive cash compensation, we provide employees comprehensive health benefits, paid parental leave, paid time off, and additional benefits. We aim to attract a diverse pool of top candidates and foster their career growth by hiring the best talent, regardless of educational background. We seek candidates from local communities and large cities, with diverse backgrounds. We are committed to providing each employee with a long-term, growth-oriented career. We believe our ability to retain our workforce depends on fostering a sustainably safe, respectful, fair and inclusive environment that promotes diversity, equity and inclusion within and outside the business.

Diversity, Equity, and Inclusion

We support diversity and inclusion within our workplace framework, fostering an environment conducive to employee growth. Our policies are strategically structured to advance equity and regard for all individuals. We actively endorse and welcome diverse backgrounds, experiential perspectives, and varying opinions. Our operational alignment with our Code of Ethics and Business Conduct, as well as our Non-Discrimination and Anti-Harassment Policy, underscores our commitment to establishing a secure milieu where the fundamental rights of each employee are safeguarded, devoid of discriminatory practices or harassment. Our strategic objective is to establish a workplace ecosystem where equal avenues for success are accessible to all employees.

Compensation and Benefits

Our compensation schemes are structured to incentivize the recruitment, retention, and motivation of personnel to pursue our long-term objectives. We conduct rigorous evaluations, benchmarking salary and wages against quantitative metrics, and adjust monetary compensations to ensure competitive alignment with employee roles, skill levels, tenure, and geographic considerations. Our commitment to pay equity is reinforced by a robust process that facilitates merit-based increases in incentives and compensations tied to performance.

Furthermore, our benefits portfolio encompasses various offerings, including medical, dental, and vision insurance coverage for employees and their dependents, various paid and unpaid leave options, and life and disability/accident insurance coverage.

Our Growth Strategies

Continued expansion of businesses.

We have started expansion into hosting for HPC applications. We have current plans to expand our HPC hosting capacity up to 400 MW through build outs at existing and future locations. Further, we launched our Cloud Services Business through Applied Digital Cloud and are currently serving customers through our colocations. The Cloud Services Business accounted for approximately 17% of our revenue in fiscal year 2024.

Leverage leading equipment vendors to grow operations while minimizing risk.

We believe that the signing of our initial customers for our Cloud Services Business will help us elevate our profile within the market. Further, we are working with Super Micro and HPE, which are both leading vendors in the AI hosting space, and we believe that we will be able to leverage their networks to identify leads for the expansion of our Cloud Services Business and HPC Hosting Business.

Secure scalable power sites.

We have developed a pipeline of potential power sources across our sites in Jamestown and Ellendale, North Dakota. Through our build-out of our first North Dakota facility and the prior experience our leadership team brings to our initiatives, we believe that we have developed a repeatable power strategy to significantly scale our operations. In addition, we are currently focused on and will continue to target states that have favorable laws and regulations for HPC application industries, which we believe further minimizes the risks associated with the scaling of our operations.

Vertically integrate power assets.

We are increasingly looking at various types of power assets to support the growth of our hosting operations. This also includes power generation assets, which longer-term could be used to reduce our cost of power. Our management team has experience not only in evaluating and acquiring power assets, but also in the conversion of power assets to crypto mining/hosting operations and the construction of data centers with the specific purpose of mining cryptocurrency assets.

Site Selection Criteria

To the extent we are building new facilities, our site selection criteria considers geographic diversity, attractive return on investment, and environmental impact.

Geographic Diversity

Geographic diversity minimizes the risk to us of any event in a particular region that may impact our facilities. We expect to choose locations in environments that are policy and regulation friendly, and find sites with less expensive stable energy.

Environmental Impact

We are doing our part to be as environmentally conscious as possible when choosing sites for development by targeting renewable energy assets to minimize our carbon footprint. Further, because data centers like ours represent a unique power load, we believe our demand for renewable energy and entry into agreements with renewable energy providers will increase and accelerate the buildout of renewable energy infrastructures.

There is no assurance that selection criteria will be met or that viable sites will be selected.

Customers

We have material customer concentration in our crypto data center hosting business. We have entered into service contracts with all seven of our customers in this business segment, who have collectively contracted to use the entire capacity of our two Data Center Hosting facilities. In addition, one of our customers accounts for 62% of our revenue.

As of May 31, 2024, GMR Limited ("GMR") held more than 5% of our outstanding common stock. Guo Chen, a 50% owner and sole director of GMR, is also deemed to beneficially own shares of our common stock held by GMR. Mr. Chen also owns 60% of Alternity Fund Ltd., which owns 100% of GOI. Our hosting arrangements with Spring Mud and GOI are therefore considered related party transactions in the reporting period covered by this report. We have disclosed related party revenue in the accompanying footnotes to the financial statements. On July 25, 2024, GMR Limited reported that they have ceased to be the beneficial owner of more than 5% of our outstanding common stock.

Our crypto hosting site-level strategy consists of having one key anchor tenant that has signed a 3 – 5 year long-term contract at the site and filling the rest of the facility with customers with 18 – 36 month terms. We currently serve seven crypto mining customers who have entered into contracts ranging from three to five years.

We also have material customer concentrations in our Cloud Services Business, as we only have two customers. We announced that we had signed our first customer in our Cloud Services Business May 2023. If we acquire rights to additional properties and build additional facilities, we intend to use a mix of third-party colocation centers and our HPC data centers to deliver AI Cloud services to customers.

Corporate Information

Our executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas 75219, and our phone number is (214) 427-1704. Our principal website address is www.applieddigital.com.

We make available free of charge through the Investor Relations link on our website access to press releases and investor presentations, as well as all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. In addition, the SEC maintains an Internet website, www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

We are a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act and may rely on exemptions from certain disclosure requirements that are available to smaller reporting companies under the Exchange Act.

Item 1A. Risk Factors

An investment in our common stock is speculative and illiquid and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the risks and uncertainties described below and the other information contained in this report and our other reports filed with the Securities and Exchange Commission. The risks set forth below are not the only ones facing us. Additional risks and uncertainties may exist that could also adversely affect our business, operations and financial condition. If any of the following risks actually materialize, our business, financial condition and/or operations could suffer. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock.

Risk Factors Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained herein in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

Risks Related to Our Business and Operations

- We are at an early stage of development of our business, currently have limited sources of revenue, and may not become profitable in the future.
- We may be unable to access sufficient additional capital needed to grow our business.
- Upon the occurrence of an Amortization Event (as defined in the Promissory Notes (as defined below)), we may be required to make payments that could cause us financial hardship.
- We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.
- We previously identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, any of which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.
- We are subject to a highly evolving regulatory landscape and any adverse changes to or our or our co-hosting customers' failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

- Our business depends upon the demand for data centers.
- If our co-hosting customers determine not to use our co-hosting facility, our co-hosting operations may suffer from significant losses.
- If we are not able to secure additional financing to continue our construction efforts with respect to the HPC Ellendale Facility, the completion of this project may be delayed.
- Our HPC Hosting Business is expected to have significant customer concentration.
- Failure to attract, grow and retain a diverse and balanced customer base, including key magnet customers, could harm our business and operating results.
- We depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.
- Our operations could be materially adversely affected by prolonged power outages at any of our facilities.
- We rely on a limited number of suppliers to support our operations.
- Any failure of our physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions.
- If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.
- Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.
- We have an evolving business model which is subject to various uncertainties.
- Various actual and potential conflicts of interest may be detrimental to our stockholders.
- The loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.
- We may become involved in litigation arising in the ordinary course of our business that may materially adversely affect us.
- Employee disputes or litigation and related unfavorable publicity may negatively affect our future business, financial condition, and operating results.
- We could incur significant costs related to environmental matters, including from government regulation, private litigation, and existing conditions at some of our properties.
- We may not be able to compete with other companies, some of which have greater resources and experience.
- If the award of Ether/Bitcoin reward for solving blocks and transaction fees, is not sufficiently high, our customers may not have an adequate incentive to continue mining and may cease mining operations, which could lead to our failure to achieve profitability.
- Intellectual property rights claims may adversely affect the operation of some or all cryptoasset networks.
- We face risks related to public health epidemics and pandemics, including COVID-19, which could significantly disrupt our business.
- We have concentrated our operations and, thus, are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in the state of North Dakota where our data centers are located.
- We are establishing data centers in remote areas, which may adversely affect our ability to retain staff and increase our compensation costs.

Risks Related to Our Industry

- Uncertainty in the global economy and instability within international relations, including changes in governmental policies relating to technology, and any potential downturn in the semiconductor and electronics industries, may negatively impact our business.
- Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities, and turmoil among financial institutions arising from or relating to cryptoassets or in general can materially adversely affect us and our industry.
- The impact of geopolitical and economic events on the supply and demand for cryptoassets is uncertain.

- Governmental actions may have a materially adverse effect on the cryptoasset mining industry as a whole, which would have an adverse effect on our business and results of operations.

Risks Related to Our Securities

- Our stock price has been volatile and may continue to be volatile in the future; this volatility may affect your ability to, and the price at which you could, sell our common stock.
- We may not be able to maintain the listing of our common stock on Nasdaq, which may adversely affect the flexibility of holders of common stock to resell their securities in the secondary market.
- If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.
- We have issued and may in the future issue new shares of our common stock, which has a dilutive effect on our stockholders.
- Substantial blocks of our common stock may be sold into the market as a result of the Prepaid Advance Agreements.

Risks Related to Our Business and Operations

We are at an early stage of development of our business, currently have limited sources of revenue, and may not become profitable in the future.

We are subject to the risks and uncertainties of a new business, including the risk that we may never further develop, complete development of or successfully market any of our proposed services. We began generating revenue from our crypto mining business in June 2021, however, during the building of our co-hosting operations, we determined that it would be beneficial to our stockholders to focus more of our resources on this line of business than on expanding our mining operations. Accordingly, in March 2022, we ceased all crypto mining operations. We began generating revenue from our hosting operations when our first co-hosting facility came online in February 2022. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made.

As we grow and develop as a business, we are attempting to reduce the impact of variability on our revenue and hosting costs by entering into long term contracts with the goal of having one blue chip anchor tenant that has signed a 3-5 year long-term contract at each site and filling the rest of the facility with customers with 18-36 month terms. In our cloud hosting business, we provide cloud infrastructure for highly scalable General Processing Unit ("GPU") accelerated applications, or GPU clusters, to our customers under contracts spanning 24–36 months. As these are novel products in the industry, the value and longevity of the GPUs remain uncertain in this rapidly evolving market. In our HPC Hosting Business, we plan to enter into long-term contracts of approximately 10 years to host customers' GPU clusters. Given that we have not previously operated an HPC data center of this scale, the profitability of these contracts cannot be determined at this time. If we are unable to successfully implement our development plan or to increase our generation of revenue, we will not become profitable in the future and may be unable to continue our operations.

Furthermore, we have a history of operating losses and our proposed operations continue to be subject to all business risks associated with new enterprises. We incurred net losses of $149.3 million and $44.6 million for the fiscal years ended May 31, 2024 and 2023, respectively. We expect to continue to incur net losses for the foreseeable future as we grow our business. We intend to continue scaling our company to increase our customer base and implement initiatives, including new business lines and global expansion. These efforts may prove more expensive than we currently anticipate and may not result in increased revenue or profitability in the short term or at all. We will also incur increased compliance costs associated with growth, expanding our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the revenue growth rate may be slower than we expect. As we pivot towards new markets such as cloud services and HPC data center hosting, we acknowledge that our limited experience in these areas may impact our ability to accurately assess our prospects. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the expansion of a business, operating a business in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurance that we will ever operate profitably.

We may be unable to access sufficient additional capital needed to grow our business.

We expect to need to raise substantial additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or unanticipated working capital requirements. Construction of our facilities, including the construction of the HPC Ellendale Facility, are capital-intensive projects, and we anticipate that our current and future strategic growth initiatives will likewise continue to be capital-intensive. We intend to use the SEPA (as defined below) to provide additional capital to us. However, market conditions and certain restrictions contained in the agreement governing the SEPA may limit our ability to access capital under such agreement. We expect to raise additional capital to fund these and other future strategic growth initiatives, however, we may be unable to do so in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, pay dividends to our shareholders, or take other actions. We may also be required to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of our operations and financial condition may suffer.

In addition, under the terms of the Prepaid Advance Agreements (as defined below), until the YA Notes (as defined below) are repaid in full, we are prohibited, subject to certain exceptions, from obtaining additional financing through a "Variable Rate Transaction" (as defined in the Prepaid Advance Agreements), including sales of our common stock or Common Stock Equivalents (as defined in the Prepaid Advance Agreements), that are convertible into, exchangeable or exercisable for common stock (A) where the conversion price, exercise price, exchange rate or other price fluctuates upon and/or varies with the trading prices of or quotations for our common stock at any time after the initial issuance thereof, or (B) with a conversion, exercise price or exchange rate that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for our common stock, in each case, subject to certain exceptions, including for an at-the-market offering. These provisions could make investing in our securities less attractive to investors and could limit our ability to obtain adequate financing on a timely basis or on acceptable terms in the future, which could have significant harmful effects on our financial condition and business and could include substantial limitations on our ability to continue to conduct operations.

Our level of debt may negatively impact our liquidity, restrict our operations and ability to respond to business opportunities, and increase our vulnerability to adverse economic and industry conditions.

We utilize debt financing in our capital structure and may incur additional debt. Our level of debt could have significant consequences, including limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes; imposing financial and other restrictive covenants on our operations, including debt service coverage requirements and limitations on our ability to (i) declare or pay dividends or repurchase shares of our common stock; (ii) purchase assets, make investments, complete acquisitions, consolidate or merge with or into, or sell, transfer or lease all or substantially all of our assets to, another person; (iii) enter into sale/leaseback transactions or certain transactions with affiliates; (iv) incur additional indebtedness; and (v) incur liens, making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures or take advantage of new opportunities to grow our business.

Our ability to meet our debt service obligations, comply with our debt covenants and deleverage depends on our cash flows and financial performance, which are affected by financial, business, economic and other factors. The rate at which we will be able to or choose to deleverage is uncertain. Failure to meet our debt service obligations or comply with our debt covenants could result in an event of default under the applicable indebtedness. We may be unable to cure, or obtain a waiver of, an event of default or otherwise amend our debt agreements to prevent an event of default thereunder on terms acceptable to us or at all. In that event, the debt holders could accelerate the related debt, which may result in the cross-acceleration or cross-default of other debt or other obligations. We also utilize convertible debt in our capital structure. In the event that holders of our convertible debt exercise conversion rights, we will be required to settle the principal amount of any converted notes in cash. If we do not have sufficient funds available to repay indebtedness when due, whether at maturity, by acceleration or upon conversion, we may be required to sell important strategic assets; refinance our existing debt; incur additional debt or issue common stock or other equity securities, which we may not be able to do on terms acceptable to us, in amounts sufficient to meet our needs or at all. Our inability to service our debt obligations or refinance our debt could harm our business. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holder of such debt could proceed against the collateral securing the indebtedness. Refinancing our indebtedness may also require us to expense previous debt issuance costs or to incur new debt issuance costs.

We also guarantee a significant amount of obligations of our subsidiaries owed to third parties. We may be required to pay all of the outstanding obligations covered by our guarantees, which would significantly reduce our cash position and may force us to seek additional financing, which may not be available on terms acceptable to us, if at all.

We may from time to time seek to further refinance our substantial indebtedness by issuing additional shares of common stock or other securities that are convertible into common stock or grant the holder the right to purchase common stock, each of which may dilute our existing stockholders, reduce the value of our common stock, or both.

Our existing indebtedness arrangements contain several restrictive covenants and events of default that limit our corporate activities.

The terms of the Ellendale Loan Agreement require APLD ELN-01 LLC, our wholly owned subsidiary ("ELN-01") to meet certain financial covenants, contain other covenants and reference multiple potential events of default, including payment defaults, covenant defaults and material cross defaults to certain ELN-01 contracts. Among the restrictions imposed under the Ellendale Loan Agreement, ELN-01 has agreed to maintain a minimum debt services coverage ratio after distributions of 1.25:1.00.

The terms of the Cornerstone Bank Loan require APLD GPU-01, LLC, our wholly owned subsidiary of the Company ("GPU-01") to meet certain financial covenants, contain other affirmative and negative covenants and reference multiple potential events of default, including payment defaults, covenant defaults (subject to applicable cure periods), and payment cross default to other GPU-01 indebtedness. Among the restrictions imposed under the Ellendale Loan Agreement, ELN-01 has agreed to maintain a minimum debt services coverage ratio (i) pre-distributions, of 1.20:1.00 and (ii) post-distributions, of 1.00:1.00.

The terms of the CIM Promissory Note restrict APLD Holdings 2 LLC, our wholly owned subsidiary ("Holdings 2") and each other Note Party (as defined in the CIM Promissory Note) from incurring additional indebtedness, incurring liens, disposing of property and creating subsidiaries in violation of the note and reference multiple potential events of default, including payment defaults, covenant defaults and cross default to certain other indebtedness.

The terms of the YA Notes reference multiple potential events of default including payment defaults, covenant defaults, cross default to certain other indebtedness, failure to deliver shares upon conversion and failure to timely file certain reports with the SEC.

Even if we are able to meet our obligations under these debt instruments, the amount of debt we have could adversely affect us by limiting our ability to obtain any necessary financing in the future for our working capital needs, as well as other capital expenditures, debt service obligations, dividend payments, if any, or other purposes. It also places us at a disadvantage relative to our competitors who may have lower levels of debt, while making us more vulnerable to a downturn in our business or the economy in general.

Upon the occurrence of an Amortization Event (as defined in the YA Notes (defined below)), we may be required to make payments that could cause us financial hardship.

On March 27, 2024, we entered into a Prepaid Advance Agreement (as amended, the "March PPA") with YA II PN, LTD. ("YA Fund"). In accordance with the terms of the March PPA, on March 27, 2024, YA Fund agreed to advance to us up to $50 million, pursuant to two unsecured promissory notes (as amended, the "Initial YA Notes"). In addition, on May 24, 2024, we entered into another Prepaid Advance Agreement with YA Fund (as amended, the "May PPA") and together with the March PPA (the "Prepaid Advance Agreements"), pursuant to which we issued an unsecured promissory note to YA Fund to advance up to $42.1 million (as amended, the "May Note" and collectively with the Initial YA Notes, the "YA Notes").

In connection with our entry into the Prepaid Purchase Agreements with YA Fund and under the terms of the YA Notes, an "Amortization Event" is deemed to have occurred if: (1) the daily VWAP of our common stock is lower than the Floor Price (as defined in each respective YA Note) then in effect for three trading days during a period of five consecutive trading days, (2) we have issued to the Investor pursuant to the PPA in excess of 99% of all of the Conversion Shares available under the Exchange Cap (as such terms are defined under the YA Notes), or (3) at any time after (a) May 1, 2024 for the Initial YA Notes, or (b) August 15, 2024 for the May Note, any of the Conversion Shares to be issued under the YA Notes are not eligible to be sold pursuant to the registration statement related to such notes for a period of ten consecutive trading days. Within three trading days of an Amortization Event, we must pay to YA Fund an amount in cash equal to: (i) $9.0 million of principal amount among both YA Notes plus (ii) a 5% payment premium, plus (iii) accrued and unpaid interest (if any), which payments would continue monthly thereafter until such "Amortization Event" is no longer continuing.

In the event that the Company fails to pay any amount when and as due and payable under the YA Notes, including any amounts owed as a result of an "Amortization Event," and such failure is not cured within five days after written notice thereof, an event of default will have deemed to occur, and the full unpaid principal amount of the YA Notes, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become, at YA Fund's election, immediately due and payable in cash.

These financial obligations may impose an undue and unsustainable burden on us and may have a material adverse effect on our operations and financial condition.

We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.

It is likely that we will need to refinance at least a portion of our outstanding debt as it matures. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds of other capital transactions, then our cash flow may not be sufficient in all years to repay all such maturing debt and to pay distributions. Further, if prevailing interest rates or other factors at the time of refinancing, such as the reluctance of lenders to make commercial real estate loans, result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.

We previously identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, any of which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

We are a recently public company and are now required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act ("SOX"), which requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

We have identified the following material weaknesses in the design of our internal controls:

- We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.
- We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.
- We did not design and maintain effective controls associated with related party transactions and disclosures. Controls in place were not designed or implemented at a sufficient level of precision or rigor to effectively identify related party relationships and disclose their related transactions in our financial statements.
- We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of SOX. Any failure to maintain effective controls or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

We are subject to a highly evolving regulatory landscape and any adverse changes to or our co-hosting customers' failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

Our customers' businesses are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptoasset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us or our customers, and it is possible that governmental bodies and regulators may disagree with our or our customers' conclusions. To the extent we or our customers have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptoasset has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptoasset networks, cryptoasset users and cryptoasset exchange markets.

Ongoing and future regulatory actions could effectively prevent our customers' mining operations and our ongoing or planned co-hosting operations, limiting or preventing future revenue generation by us or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or operations.

Our business depends upon the demand for data centers.

We are in the business of owning, acquiring, developing and operating data centers. A reduction in the demand for data center space, power or connectivity would have a greater adverse effect on our business and financial condition than if we owned a portfolio with a less specialized use. Our substantial development activities make us particularly susceptible to general economic slowdowns as well as adverse developments in the data center, Internet and data communications and broader technology industries. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Reduced demand could also result from business relocations, including to metropolitan areas that we do not currently serve. Changes in industry practice or in technology could also reduce demand for the physical data center space we provide. In addition, our customers may choose to develop new data centers or expand their own existing data centers or consolidate into data centers that we do not own or operate, which could reduce demand for our newly developed data centers or result in the loss of one or more key customers. If any of our key customers were to do so, it could result in a loss of business to us or put pressure on our pricing. Mergers or consolidations of technology companies could reduce further the number of our customers and potential customers and make us more dependent on a more limited number of customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected as a result of any or all of these factors.

Our business has and is expected to continue to have significant customer concentration.

We generate a large portion of our revenue from a small number of customers. If we were to lose one or more of our large customers, our operating results could suffer dramatically.

<u>Data Center Hosting Business</u>

During fiscal year 2024, this business segment was comprised of seven customers accounting for approximately 83% of our revenue. One of such customers accounted for 62% of our revenue during fiscal year 2024. During fiscal year 2023, six customers accounted for 100% of our revenue, all of which accounted for over 10% of our total revenue. No other customers accounted for more than 10% of revenue for any of these periods.

<u>Cloud Services Business</u>

During fiscal year 2024, two customers accounted for approximately 17% of our revenue; neither of these two customers accounted for more than 10% of our revenue.

We expect that the limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future. In addition, demand for our services generated by these customers may fluctuate significantly from quarter to quarter. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. If a subset or all of our customers were to experience harm or loss due to unforeseen circumstances, it could negatively impact their businesses. In the event that any of our customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our facilities, we may be compelled to lower our lease prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results.

Our success depends on external factors in the crypto mining industry.

We have a material concentration of customers in the crypto mining industry. The crypto mining industry is subject to various risks which could adversely affect our current customers' ability to continue to operate their businesses, including, but not limited to:

- ongoing and future government or regulatory actions that could effectively prevent our customers' mining operations, with little to no access to policymakers and lobbying organizations in many jurisdictions;
- a high degree of uncertainty about cryptoassets' status as a "security," a "commodity" or a financial instrument in any relevant jurisdiction which may subject our customers to regulatory scrutiny, investigations, fines, and other penalties;
- banks or financial institutions may close the accounts of businesses engaging in cryptoasset-related activities as a result of compliance risk, cost, government regulation or public pressure;
- use of cryptoassets in the retail and commercial marketplace is limited;
- extreme volatility in the market price of cryptoassets that may harm our customers financial resources, ability to meet their contractual obligations to us or cause them to reduce or cease mining operations;
- use of a ledger-based platform may not necessarily benefit from viable trading markets or the rigors of listing requirements for securities creating higher potential risk for fraud or the manipulation of the ledger due to a control event;
- concentrated ownership, large sales of cryptoassets, or distributions or redemptions by vehicles invested in cryptoassets could have an adverse effect on the demand for, and market price of, such cryptoasset;
- our customers could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto, rapidly changing technology or methods of, rules of, or access to, platforms;
- the number of cryptoassets awarded for solving a block in a blockchain could decrease, which may adversely affect our customers' incentive to expend processing power to solve blocks and/or continue mining and our customers may not have access to resources to invest in increasing processing power, when necessary, in order to maintain the continuing revenue production of their mining operations;

- our customers may face third parties' intellectual property claims or claims relating to the holding and transfer of cryptoassets and their source code, which, regardless of the merit of any such action, could reduce confidence in some or all cryptoasset networks' long-term viability or the ability of end-users to hold and transfer cryptoassets;

- contributors to the open-source structure of the cryptoasset network protocols are generally not directly compensated for their contributions in maintaining and developing the protocol and may lack incentive to properly monitor and upgrade the protocols;

- a disruption of the Internet on which our customers' business of mining cryptoassets is dependent;

- decentralized nature of the governance of cryptoasset systems, generally by voluntary consensus and open competition with no clear leadership structure or authority, may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles; and

- security breaches, hacking, or other malicious activities or loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers' cryptoassets could adversely affect their ability to access or sell their cryptoassets or effectively utilize impacted platforms.

Even if we can diversify our customer base, negative impacts to the crypto mining industry may negatively affect our business, financial condition, operating results, liquidity, and prospects.

If our co-hosting customers determine not to use our co-hosting facility, our co-hosting operations may suffer from significant losses.

We currently have material customer concentration of crypto mining customers.

As a result of the risks our crypto mining customers face, it is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers. Should some or all of our co-hosting customers suffer from harm or loss due to a set of circumstances, their businesses could be negatively impacted or prevented. Further, our contracts with these customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our customers experience declining mining operations for any reason or determine to stop utilizing our co-hosting facilities, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations.

If we are not able to secure additional financing to continue our construction efforts with respect to the HPC Ellendale Facility, the completion of this project may be delayed.

We are currently in the process of constructing the HPC Ellendale Facility, which requires significant capital expenditures. If we are not able to secure additional financing to continue our construction efforts with respect to the HPC Ellendale Facility, the completion of this project may be delayed and our ability to collect any potential renal revenue or to otherwise monetize this facility may be compromised, which could have an adverse effect on our expansion strategy and our ability to generate significant or any revenue from our HPC Hosting Business segment.

We may be unable to lease vacant or development space, renew leases, or re-lease space as leases expire.

We intend to continue to add new space to our development inventory and to continue to develop additional space from this inventory. A portion of the space that we develop has been, and may continue to be, developed on a speculative basis, meaning that we do not have a signed customer agreement for the space when we begin the development process. We also develop space specifically for customers pursuant to agreements signed prior to beginning of the development process. In those cases, if we fail to meet our development obligations under those agreements, these customers may be able to terminate the agreements and we would be required to find a new customer for this space. In addition, in certain circumstances we may lease data center facilities prior to their completion. If we fail to complete the facilities in a timely manner, the customer may be entitled to terminate its agreement, seek damages or penalties against us or pursue other remedies and we may be required to find a new customer for the space. We cannot assure you that once we have developed space or land we will be able to successfully lease it at all, or at rates we consider favorable or expected at the time we commenced development. Further, once development of a data center facility is complete, we incur certain operating expenses even if there are no customers occupying any space. If we are not able to complete development in a timely manner or successfully lease the space that we develop, if development costs are higher than we currently estimate, or if rental rates are lower than expected when we began the project or are otherwise undesirable, our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected.

Failure to attract, grow and retain a diverse and balanced customer base, including key magnet customers, could harm our business and operating results.

Our ability to attract, grow and retain a diverse and balanced customer base, consisting of enterprises, cloud service providers, network service providers, and digital economy customers, some of which we consider to be key magnets drawing in other customers, may affect our ability to maximize our revenues. Dense and desirable customer concentrations within a facility enable us to better generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our data centers will depend on a variety of factors, including our product offerings, the presence of carriers, the overall mix of customers, the presence of key customers attracting business through ecosystems, the data center's operating reliability and security and our ability to effectively market our product offerings. Our inability to develop, provide or effectively execute any of these factors may hinder the development, growth and retention of a diverse and balanced customer base and adversely affect our business, financial condition and results of operations.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. For example, we are making significant investments in AI, including providing computing capacity to support AI. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

We are subject to risks associated with our need for significant electrical power.

Our operations require significant amounts of electrical power and we anticipate our demand for electrical power will continue to grow. The fluctuating price of electricity required for our operations and to power our expansion may inhibit our profitability. If we are unable to continue to obtain sufficient electrical power on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments.

We depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.

We rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. We are also reliant on third parties to deliver additional power capacity to support the growth of our business. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers may be susceptible to power shortages and planned or unplanned power outages caused by these shortages. Power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. Any loss of services or equipment damage could adversely affect both our ability to generate revenues and our operating results, harm our reputation and potentially lead to customer disputes or litigation.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, such as natural gas, coal or nuclear. In addition, the price of these fuels and the total cost of delivered electricity could increase as a result of: regulations intended to regulate carbon emissions and other pollutants, ratepayer surcharges related to recovering the cost of extreme weather events and natural disasters, geopolitical conflicts, military conflicts, grid modernization charges, as well as other charges borne by ratepayers. Increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers that are supplied power at a lower price.

We have also entered into power purchase agreements with contract terms ranging from 4 to 5 years. These agreements require us to purchase renewable energy and/or renewable energy credits from producers at fixed prices over the terms of the contracts, subject to certain adjustments. In the event that the market price for energy decreases, we may be required to pay more under the power purchase agreements than we would otherwise if we were to purchase renewable energy credits on the open market, which could adversely affect our results of operations. Additionally, interruptions in the operations of one or more of the suppliers under these agreements, as a result of extreme weather events, natural disasters or otherwise, could negatively impact the quantity of renewable energy credits delivered to us. In particular, disruptions in the oil and gas and electric power markets have caused, and could continue to cause, significant increases in energy prices, which could have a material effect on our business.

Our operations could be materially adversely affected by prolonged power outages at any of our facilities.

Beginning in December 2023, we encountered a series of outages at our Ellendale and Garden City locations which had a significant adverse impact on our revenue in the third and fourth quarter of fiscal 2024 until the repairs and upgrades necessary to restore full operational capacity were substantially complete. The outage had no impact on the HPC Ellendale Facility under construction, which is being designed to provide higher levels of availability in accordance with industry standards. The outage also had no impact on our Cloud Services Business as those services are currently being hosted using third-party facilities. Despite our concentrated efforts towards remediation and recent return to full operational capacity, there can be no assurance that similar or greater power outages will not occur at our facilities in the future. If and as they occur, we may have to reduce or cease our operations at such impacted facility, which may materially adversely affect our business, financial condition, and operating results.

Any failure of our physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions.

Our business depends on providing customers with highly reliable services, including with respect to power supply, physical security, cybersecurity, and maintenance of environmental conditions. We may fail to provide such services because our operations are vulnerable to, among other things, mechanical or telecommunications failure, power outage, human error, physical or electronic security breaches, cyberattacks, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism.

Substantially all of our customer agreements include terms requiring us to meet certain service level commitments. Any failure to meet these or other commitments or any equipment damage in our data centers due to any reason could subject us to contractual liability, including service level credits against customer rent payments, legal liability and monetary damages, regulatory sanctions, or, in certain cases of repeated failures, the right by the customer to terminate the agreement. Service interruptions, equipment failures or security breaches could also materially impact our brand and reputation globally and lead to customer contract terminations or non-renewals and an inability to attract customers in the future.

Any disruption of service experienced by certain of our third-party service providers, or our ineffective management of relationships with third-party service providers could harm our business, financial condition, operating results, cash flows, and prospects.

We rely on several third-party service providers for services that are essential to our business model, the most important of which are our suppliers of power, electrical equipment (including GPU servers), building materials, and construction services. Additionally, as we build our Cloud Services Business, we also expect to rely on third parties to lease or sell us equipment which we then lease to certain of our Cloud services customers. In addition, we may depend upon outside advisors who may not be available on reasonable terms as needed, or at all. To supplement the business experience of our officers and directors, we may be required to employ technical experts, appraisers, attorneys, or other consultants or advisors. Our management, with approval of our Board of Directors (the "Board") in certain cases, without any input from stockholders, will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services. If these third parties or other outside advisors experience difficulty providing the services we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third-party service providers or employees, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

Any delays or unexpected costs in the development of our existing space and developable land and new properties acquired for development may delay and harm our growth prospects, future operating results and financial condition.

We are currently in the process of building the HPC Ellendale Facility and we may in the future continue to build out additional HPC hosting facilities on a speculative basis at significant cost. Our successful development of this and future projects is subject to many risks, including those associated with:

- delays in construction, or changes to the plans or specifications;
- budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as generators;
- construction site accidents and other casualties;
- financing availability, including our ability to obtain construction financing and permanent financing, or increases in interest rates or credit spreads;
- labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;
- failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors;
- access to sufficient power and related costs of providing such power to our customers;
- environmental issues;
- supply chain constraints;
- fire, flooding, earthquakes and other natural disasters;
- pandemics;
- geological, construction, excavation and equipment problems; and
- delays or denials of entitlements or permits, including zoning and related permits, or other delays resulting from requirements of public agencies and utility companies.

In addition, development activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management's time and attention. This may distract our management from focusing on other operational activities of our business. If we are unable to complete development projects successfully, our business may be adversely affected.

If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.

We are continuously evaluating our capacity requirements in order to effectively manage our capital expenditures and operating results. However, we may be unable to accurately project our future capacity needs or sufficiently allocate resources to address such needs. If we underestimate these requirements, we may not be able to provide sufficient service to existing customers or may be required to limit new customer acquisition, both of which may materially and adversely impair our results of operations.

Similarly, we have entered into multi-year contract commitments with colocation service providers. If we overestimate our capacity requirements and therefore secure excess capacity and have excess capital expenditures, our operating material could be materially reduced.

We depend on third parties to provide network connectivity to the customers in our data centers and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. Although our customers generally are responsible for providing their own network connectivity, we still depend upon the presence of telecommunications carriers' fiber networks serving our data centers in order to attract and retain customers. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. Any carrier may elect not to offer its services within our data centers. Any carrier that has decided to provide network connectivity to our data centers may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our customers and, in turn, our own operating results.

Our data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. We have obtained the right to use network resources owned by other companies, including rights to use dark fiber, in order to attract telecommunications carriers and customers to our portfolio. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could negatively affect our ability to attract new customers or retain existing customers, which could have an adverse effect on our business, financial condition and results of operations.

Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.

We may also experience disruptions due to mechanical failure, human error, physical or electronic security breaches, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism. Our systems may be susceptible to damage, interference, or interruption from modifications or upgrades, power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Such disruptions could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business. With the energy demand of our business, we may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the U.S. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Joint ventures, joint ownership arrangements and other projects pose unique challenges and we may not be able to fully implement or realize synergies, expected returns or other anticipated benefits associated with such projects.

From time to time, we may be involved in strategic joint ventures and other joint ownership arrangements. We may not always be in complete alignment with our joint venture or joint owner counterparties; we may have differing strategic or commercial objectives and may be outvoted by our joint venture partners or we may disagree on governance matters with respect to the joint venture entity or the jointly owned assets. As a result, when we enter into joint ventures or joint ownership arrangements, we may be subject to a number of risks. In some joint ventures and joint ownership arrangements we may not be responsible for the operation of projects and will rely on our joint venture or joint owner counterparties for such services. Joint ventures and joint ownership arrangements may also require us to expend additional internal resources that could otherwise be directed to other projects. If we are unable to successfully execute and manage our existing and any proposed joint venture and joint owner arrangements, it could adversely impact our financial and operating results.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be harmed.

We are a development stage company with a small management team and are subject to the strains of ongoing development and growth, which will place significant demands on our management and our operational and financial infrastructure. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results would be materially harmed.

We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify emerging trends and growth opportunities in this business sector and we may lose out on opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

A decline in the price of cryptoassets could lead to a reduction in the usage of mining equipment at our facilities.

Although we no longer hold any direct exposure to Bitcoin, our customers engage in Bitcoin mining. The price of cryptoassets have historically been subject to dramatic price fluctuations and are highly volatile. If the price of cryptoassets declines, our customers could incur future losses and these losses could be significant as they incur costs and expenses associated with our hosting of their miners at our facilities and other costs and expenses. If our co-hosting customers' losses are significant enough, they may be unable to continue to pay our fees, we may experience a decline in revenue from our co-hosting operations and our expansion of co-hosting operations could be delayed or prevented, which could have a material adverse effect on our business, prospects or operations.

We have an evolving business model which is subject to various uncertainties.

As cryptoassets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. Future regulations may require our co-hosting customers to change their business in order to comply fully with federal and state laws regulating cryptoasset (including Ethereum and Bitcoin) mining. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

As current and future customers increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing data centers. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our customer agreements. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Various actual and potential conflicts of interest may be detrimental to our stockholders.

We do not currently have specific procedures in place with respect to potential conflicts of interest, however, in determining to engage with potential competitors and entities with whom our officers or directors may have relationships, we considered the risks and risk mitigation factors, including requiring that transactions valued at over $120,000 in which our officers, directors and holders of more than 5% of our common stock have an interest be approved or ratified by our Audit Committee. Mr. Cummins holds over 14% of our common stock and has a financial interest in the success of our operations. We also have more than a majority of independent directors on our Board in order to ensure that there are limitations on the risks of conflicts of interest impacting Board level decisions. We cannot, however, guarantee that the conflicts of interest described above, or other future conflicts of interest, will not manifest in advice or decisions that negatively impact our financial results and our operations. Our company maintains business relationships with several companies, including those involved in software development. One of our Board members, Richard Nottenburg, has interests in various companies, some of which provide software services to our crypto hosting business. The current value of the annual contract with his software providers is below $500,000 per year. While we strive to maintain transparent and ethical business practices, potential conflicts of interest may arise due to these relationships. We continuously monitor and manage such situations to ensure compliance with legal and regulatory requirements.

We and our third-party providers may be vulnerable to cyberattacks and security breaches that could materially disrupt or compromise our operations, data and results.

We rely on computer systems, hardware, software, online sites and networks, as well as physical, digital and operational technology infrastructure to support our internal and external operations (collectively, "Information Systems"). We own, operate, and manage complex, global Information Systems and also rely on third-party providers for a range of Information Systems and other products and services, such as cloud computing. We face evolving risks that threaten the confidentiality, integrity, and availability of Information Systems and data, including from state-sponsored espionage actors, financially motivated hackers, hacktivists and insiders, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), human or technological error, or due to "bugs," misconfigurations and known and unknown vulnerabilities in hardware, software, systems and processes that support our business.

Attacks, breaches or disruptions to our, or any providers' or customers', Information Systems or controls could result in, among other things, unauthorized access to our or customers' physical assets or Information Systems, misappropriation of our or customers' sensitive or proprietary information, disruptions to our or our customers' operations, breaches of legal and regulatory (e.g., privacy laws such as GDPR) or contractual obligations, and/or other operational and business impacts. The foregoing could expose us to material lawsuits, regulatory actions, penalties or fines, monetary damages, loss of existing or potential customers, harm to our reputation and significant increases in our security and insurance costs, and other adverse effects on our business and financial results.

The loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team. We will need to continue to grow our management team in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of our management team, the loss of such management personnel may significantly disrupt our business.

The loss of key members of our management team could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and high computing power technologies. The market for highly qualified personnel in this industry is very competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, our business could be harmed.

We may become involved in litigation arising in the ordinary course of our business that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Attending to such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses and we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. Adverse outcomes in such proceedings or claims could result in significant liabilities, monetary damages, fines, or injunctive relief, which may materially impact our financial condition, results of operations, or cash flows. Additionally, the uncertainty surrounding litigation and the potential for adverse publicity related to such matters could harm our reputation and brand image, affecting customer confidence and investor perception.

In August 2023, the Company and several of its executives were named as defendants in a putative class action lawsuit that was filed in the U.S. District Court for the Northern District of Texas (McConnell v. Applied Digital Corporation et al., Case No. 3:23-cv-1805). Specifically, the complaint asserted claims pursuant to Section 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements regarding the company's business, operations, and compliance policies, including claims that the Company overstated the profitability of its Data Center Hosting Business and its ability to successfully transition into a low-cost cloud services provider and that the Company's board of directors was not "independent" within the meaning of Nasdaq listing rules. On May 22, 2024, the court appointed Lead plaintiff and approved lead counsel, and on July 22, 2024, Lead Plaintiff filed an amended complaint which asserts the same claims based on similar allegations in the original complaint. The Company's response to the Complaint is due on September 20, 2024. In November 2023, a putative derivative complaint (No. A-23-881629-C) was filed in the U.S. District Court for the District of Nevada against certain members of the Board and two of its executive officers, asserting claims for breach of fiduciary duties, corporate waste, and unjust enrichment based upon allegations that the defendants caused or allowed the Company to make materially false and misleading statements regarding the Company's business, operations, and compliance policies. Specifically, the complaint alleged that the Company overstated the profitability of the Data Center Hosting Business and its ability to successfully transition into a low-cost cloud services provider and that the Board was not "independent" within the meaning of Nasdaq listing rules. On February 27, 2024, the derivative plaintiff filed an amended complaint asserting the same claims as the original complaint. On June 5, 2024, the Court entered an order granting the defendants' motion to dismiss without prejudice and dismissing all claims against all defendants, including the Company. As of the date of this filing, the plaintiff has not sought leave to file an amended complaint or filed an appeal of the order dismissing the action. At this time, the Company is unable to estimate potential losses, if any, related to either of these actions. While we do not expect the results of either of these actions to have a material adverse effect on our results of operations or financial position, it is not possible to predict the outcome of these matters with certainty, and we could incur judgments or enter into settlements of claims in connection with these actions that could materially adversely affect our financial position, results of operations and cash flows.

Employee disputes or litigation and related unfavorable publicity may negatively affect our future business, financial condition, and operating results.

We may become involved in lawsuits or other disputes relating to employment matters, such as hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. These types of claims, depending on their nature, can have a significant negative impact on businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel and have borne economic and other costs and suffered reputational harm that has negatively impacted their business.

As previously disclosed, in June 2023, the Company announced an internal investigation with respect to a potential sexual harassment claim between two of our executive officers. Based on information obtained through the investigation, the Audit Committee of our Board determined that the relationship between the parties was consensual, and the allegations of workplace harassment are unfounded. On October 6, 2023, the parties entered into a confidential settlement agreement and, in connection with such agreement, the claimant provided a complete release of all claims. If we were to face any employment-related claims in the future, our business could be negatively affected.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance ("ESG") practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

The SEC has proposed rule changes that would require companies to include certain climate-related disclosures such as climate-related risks that are reasonably likely to have a material impact on business, results of operations, or financial conditions. Should such proposed rules be adopted, increased public scrutiny of our business may affect our operations, competitive position, and financial condition.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for Bitcoin and other cryptocurrencies, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

We could incur significant costs related to environmental matters, including from government regulation, private litigation, and existing conditions at some of our properties.

Under various laws relating to the protection of the environment in the U.S., a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at a property and may be required to investigate and clean up such contamination at or emanating from a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. In the U.S., the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") established a regulatory and remedial program intended to provide for the investigation and clean-up of facilities where, or from which, a release of any hazardous substance into the environment has occurred or is threatened. CERCLA also imposes liability for the cost of evaluating and remedying any damage to natural resources. The costs of CERCLA investigations and clean-ups can be very substantial. CERCLA also authorizes the imposition of a lien in favor of the U.S. on all real property subject to, or affected by, a remedial action for all costs for which a party is liable. Subject to certain procedural restrictions, CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. Our ability to obtain reimbursement from others for their allocable shares of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility, their financial resources, and other procedural requirements. Various U.S. state laws also impose in certain cases strict joint and several liability for investigation, clean-up and other damages associated with hazardous substance releases.

If previous owners of our current and future properties used such properties for industrial and manufacturing purposes, such properties may contain some level of environmental contamination. To date, independent environmental consultants have conducted Phase I or similar environmental site assessments on the properties in our portfolio. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments, however, do not generally include soil samplings, subsurface investigations or an asbestos survey and the assessments may fail to reveal all environmental conditions, liabilities or compliance concerns. In addition, material environmental conditions, liabilities or compliance concerns may arise after these reviews are completed. We could be held jointly and severally liable under CERCLA and various state, local and national laws for the investigation and remediation of environmental contamination on our properties caused by previous owners or operators. Further, fuel storage tanks may be present at properties we may develop in the future, and if releases were to occur, we may be liable for the costs of cleaning any resulting contamination. The presence of contamination or the failure to remediate contamination at any of our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral.

Our properties and their uses have and may in the future require permits and entitlements from various government agencies, including permits and entitlements related to zoning and land use. Certain permits from state or local environmental regulatory agencies, including regulators of air quality, are usually required to install and operate diesel-powered generators, which provide emergency back-up power at most of our facilities. These permits often set emissions limits for certain air pollutants, including oxides of nitrogen. In addition, various federal, state, and local environmental, health and safety requirements, such as fire requirements and treated and storm water discharge requirements, apply to our properties. Our ability to comply with, as well as changes to, applicable regulations, such as air quality regulations, or the permit requirements for equipment at our facilities, could hinder or prevent our construction or operation of our data center facilities.

Governmental authorities have in the past sought to restrict data center development based on environmental considerations. For example, governmental authorities have in the past imposed moratoria on data center development, citing concerns about energy usage and requiring new data centers to meet energy efficiency requirements. Some government agencies have also sought to restrict the use of diesel generators for back-up power. We may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back-up power sources, or other environmental requirements. Moratoria on data center construction could hinder our ability to construct new data centers.

Also, drought conditions in certain markets have resulted in water usage restrictions and proposals to further restrict water usage. Our data center facilities could face restrictions on water usage, water efficiency mandates, or higher water prices. Climate change could also limit water availability. In addition, sea level rise and more frequent and severe weather events caused or contributed to by climate change pose physical risks to our facilities.

Under the Inflation Reduction Act of 2022, we may have liability for the 1% stock buyback tax to the extent holders of Series E Preferred Stock (as defined below) require that we redeem such stock.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax (the "Excise Tax") on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. Any share redemption or other share repurchase that occurs after December 31, 2022 may be subject to the Excise Tax. Whether and to what extent we would be subject to the Excise Tax will depend on a number of factors, including (i) the fair market value of any redemptions and repurchases, (ii) the nature and amount of any equity issuances, and (iii) the content of regulations and other guidance from the Treasury. Depending on the number of shares of our Series E Redeemable Preferred Stock, par value $0.001 per share (the "Series E Preferred Stock") we sell and the number of holders of Series E Preferred Stock who redeem their stock, the Excise Tax could be applicable to the Company and adversely affect the cash we have available for our operations. As of the date of this report, the Company sold approximately 301,673 shares of Series E Preferred Stock for net proceeds of approximately $6.9 million. On June 28, 2024, the Internal Revenue Service ("IRS") issued final regulations with respect to the timing and payment of the Excise Tax. Pursuant to those regulations, the Company would need to file a return and remit payment for any liability incurred during the period from January 1, 2023 to March 31, 2024 on or before October 31, 2024.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We regularly maintain domestic cash deposits in Federal Deposit Insurance Corporation ("FDIC") insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Accounting for our power purchase agreements could cause variability in the results we report.

With respect to certain of our power purchase agreements, it is both possible and probable that we will net settle them, meaning that we have the ability and intent to sell power back into the grid in lieu of taking full physical delivery of all of the contracted power. Accordingly, these agreements will meet the definition of an accounting derivative. This means that these agreements will be accounted for at fair value at each quarterly measurement period, and these values may fluctuate significantly. As a result, our consolidated financial statements and results of operations may fluctuate quarterly based on factors outside of our control. We could have substantial variability in our financial results and disclosures, which, if material, could affect our operating results and in turn could impact our stock price. Investors should consider such derivative accounting matters when evaluating our financial results.

Our customers frequently make advance deposits based on anticipated future usage.

In our Cloud Services Business, customers often make deposits to finance the equipment they intend to lease from us. If we are unable to meet the contract requirements or deliver GPU clusters to their satisfaction for any reason, we may be obligated to refund these deposits.

In our Data Center Hosting Business, customers typically pay a month in advance based on their projected demand. If we are unable to provide the services as expected for any reason, we would be required to issue a credit or refund the difference to the customer. Any such refunds or issuances of credit could have an adverse effect on our business, results of operations, and financial condition.

We may not be able to compete with other companies, some of which have greater resources and experience.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar products or services at this time. The cryptoasset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. With the limited resources we have available, we may experience great difficulties in expanding and improving our services and product offerings to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on our business, results of operations, financial condition and the trading price of our common stock, which would harm our investors.

If we cannot adapt to evolving technology or customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may be adversely affected.

The markets for the data centers we own and operate, as well as the specific industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, and frequent new service introductions. Our ability to deliver technologically sophisticated power to our customers requires an ongoing commitment to maintaining and improving existing data centers and substation infrastructure, developing new and diversified data centers, and investing personnel and resources. The widespread adoption of new technologies and services, new industry standards, or significant changes in customer requirements could require substantial new investments in our data centers and infrastructure. If and when we pursue international expansion, our infrastructure maintenance and expansion costs may increase due to investment outside the U.S. and the increased costs of compliance with local laws and regulations. Although we regularly upgrade our power infrastructure and data centers to handle increased densities and higher power levels necessary for our customers' businesses, there can be no assurance that such upgrades would adequately mitigate the risk that our data centers and infrastructure may not be able to meet the needs of our customers in the future or, may become obsolete, unmarketable, or subject to competitive pressures. The costs of modifying our data centers and infrastructure in response to technological change, customer requirements, or industry changes, which may include retrofitting our data centers for more efficient cooling capabilities, could be substantial. In addition, if and when we expand internationally, changes in customer requirements, technological advances, or standards in other countries may further lengthen the time necessary to generate revenue at new data centers or utilize infrastructure in new regions, and, as a result, we may not be able to recover the cost of these investments. Furthermore, our ability to deliver technologically sophisticated power to our customers depends on our suppliers providing us with the equipment that meets our specifications. If our suppliers cannot provide us with the equipment needed or if we are required to modify our centers or infrastructure based on technological changes, we may not be able to serve our customers or incur significant costs in doing so, which could materially adversely affect our business and results of operations.

If one of our customers were to obtain exclusive rights to the technologies we employ across our businesses, our ability to realize significant operating efficiencies could be jeopardized.

Our business model leverages our ability to share significant technological innovations for solutions in the ultra-low temperature immersion cooling and high-power applications spaces across our data centers and hosting customers. If one of our customers were to obtain exclusive rights to the technologies we employ across our businesses, we could be limited in obtaining essential supplies at competitive costs and share research and development costs across our businesses. As a result, our ability to realize significant operating efficiencies by modifying our existing or new data centers utilizing these technologies and our ability to serve all our customers could be jeopardized, which could materially adversely affect our business, results of operations and future prospects.

Our and our customers' operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin, Ether and other cryptoassets.

Our customers compete with other users and/or companies that are mining Bitcoin, Ether and other cryptoassets and other potential financial vehicles, including securities backed by or linked to cryptoassets through entities similar to them. Market and financial conditions, and other conditions beyond our or their control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin, Ether or other cryptoassets directly, which could materially affect our revenue or ability to expand our operations. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to our customers and impact their ability to successfully operate. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our customers' business utilizes presently existent digital ledgers and blockchains and they could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect their business and us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin, Ether or other cryptoassets we mined prior to the cessation of our mining operations.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies' accounting policies are being subject to heightened scrutiny by regulators and the public. Uncertainties or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Our customers may not adequately respond to rapidly changing technology or methods of, rules of, or access to, platforms which may negatively affect our business. Rapidly changing technology or platform methods, rules and access may render our crypto mining and related equipment and facilities obsolete, unprofitable or unusable.

Competitive conditions within the cryptoasset industry require that our customers use sophisticated technology in the operation of their business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. Our customers may not be successful, generally or relative to our competitors in the cryptoasset industry, in timely implementing new technology into their systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into their operations, they may experience system interruptions and failures and may find existing crypto mining equipment and infrastructure investments become obsolete. Furthermore, there can be no assurances that they will recognize, in a timely manner or at all, the benefits that they may expect as a result of our implementing new technology into our operations. Additionally, the methods, rules and access to the platforms which they mine change rapidly and could result in the platforms becoming obsolete or unusable by them. As a result of such changes to technology and/or platforms, our customers' and our business and operations may suffer.

If the award of Ether/Bitcoin reward for solving blocks and transaction fees is not sufficiently high, our customers may not have an adequate incentive to continue mining and may cease mining operations, which could lead to our failure to achieve profitability.

If the number of Ether/Bitcoin awarded for solving a block in a blockchain decreases, our customers' ability to earn revenue worsens. Decreased use and demand for Ether/Bitcoin rewards may adversely affect their incentive to expend processing power to solve blocks. If the award of Ether/Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, they may not have an adequate incentive to continue mining and may cease mining operations. Additionally, miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Ethereum network more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our and our customers' ability to continue to pursue our strategy at all, which could have a material adverse effect on our customers' and our business, prospects or operations and potentially the value of any cryptoasset we mined prior to cessation of our mining operations. In addition, such events could have a material adverse effect on our co-hosting facilities, particularly any investment or commitments made by us for co-hosting facilities.

If the number of Ether/Bitcoin token rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for transactions become too high, the marketplace may be reluctant to accept Bitcoin, Ether or other cryptoassets as a means of payment and existing users may be motivated to switch from Bitcoin, Ether and other cryptoassets to another cryptoasset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Ether or Bitcoin and prevent the expansion of these networks to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin, Ether and other cryptoassets that could adversely impact the price of and decreased use and demand for Bitcoin, Ether or other cryptoassets that our customers mine or that we accumulated prior to cessation of our mining operations which may adversely affect their value, our customers' business, our business and an investment in us.

Because the number of Bitcoin awarded for solving a block in the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of Bitcoins, which might make Bitcoin mining uneconomical for our customers.

The award of new Bitcoin for solving blocks continually declines, so that Bitcoin miners must invest in increasing processing power in order to maintain or increase their yield of Bitcoin. If the pricing of Bitcoin were to decline significantly, there can be no assurance that our customers will have the resources to upgrade their processing power in order to maintain the continuing revenue production of their mining operations. Also, the developers of the Bitcoin network or other programmers could propose amendments to the network's protocols and software that, if accepted, might require our customers to modify their Bitcoin operations, and increase their investment in Bitcoin, in order to maintain revenue production. There can be no assurance, however, that they will be able to do so. Any decrease in demand for crypto mining resources would adversely impact our investment in, and operation of, our co-hosting facilities and negatively impact our business, operating results and financial condition.

We may be exposed to liabilities under the Foreign Corrupt Practices Act ("FCPA"), and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Any international business operations are subject to various anti-corruption laws and regulations, including restrictions imposed by the FCPA. The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or generating business. We cannot provide assurance that our internal controls and procedures will protect us from the reckless or criminal acts that may be committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, criminal or civil penalties could be imposed on us.

Intellectual property rights claims may adversely affect the operation of some or all cryptoasset networks.

Third parties may assert intellectual property claims relating to the holding and transfer of cryptoassets and their source codes. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all cryptoasset networks' long-term viability or the ability of end-users to hold and transfer cryptoassets may adversely affect the business of our customers, our co-hosting operations and an investment in us. Additionally, a meritorious intellectual property claim could prevent us, our customers and other end-users from accessing some or all cryptoasset networks or holding or transferring cryptoassets. As a result, an intellectual property claim against us or other cryptoasset network participants could adversely affect an investment in us.

We face risks related to public health epidemics and pandemics, including COVID-19, which could significantly disrupt our business.

We are subject to risks associated with public health crises, such as pandemics and epidemics, which may have a material adverse effect on our business. Global health outbreaks, such as COVID-19, have and may continue to adversely affect our employees, disrupt our business operations and practices, as well those of our customers, partners, vendors and suppliers. Public health measures by government authorities such as travel bans, social-distancing, lockdown measures, vaccination requirements may cause us to incur additional costs, limit our operations, modify our business practices, diminish employee productivity or disrupt our supply chain, which may have a material adverse effect on our business. To the extent a public health crisis will impact our business, financial condition and results of operations depends on factors outside of our control, including severity, duration and the measures to contain the health outbreak.

We have concentrated our operations and, thus, are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in the state of North Dakota where our data centers are located.

We currently operate data centers in the state of North Dakota. The revenue we collected from operating these data centers was responsible for the majority of our revenue in the year ended May 31, 2024, and 2023. Consequently, our business operations and financial condition are particularly reliant on the performance of these data centers. If any critical equipment fails or there are delays in repairing failed equipment, our business operations and financial results may be severely affected.

Additionally, we are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in this state. North Dakota, through its regulatory and economic incentives, has encouraged Bitcoin mining companies, like ours, to locate their operations in the state. As such, we face increased competition in North Dakota for suitable Bitcoin mining data center sites and skilled workers. If we experience delays in construction or operation of data centers, supply chain disruptions (such as the global microchip and semiconductor shortage, or the COVID-related supply chain issues of recent years), increased costs of component parts or raw materials, increased costs or lack of skilled labor, or disputes with our third party contractors or service providers, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted. Additionally, if the regulatory and economic environment in North Dakota were to become less favorable to Bitcoin mining companies, including by way of increased taxes, our heavy concentration of sites in North Dakota means our business, financial condition and results of operations could be adversely affected.

We are establishing data centers in remote areas, which may adversely affect our ability to retain staff and increase our compensation costs.

As we are establishing data centers in areas with lower populations, recruiting and retaining the necessary staff to operate our locations may pose a challenge.

We have data centers in North Dakota, with an estimated population of approximately 780,000. As a result of the relatively low population, the pool of available employees is limited. In addition, some employers have offered significantly higher wages in order to fill vacant positions. This may adversely affect our ability to attract and retain qualified personnel and may increase our employee costs if we have to increase the compensation we pay in response to the market.

Risks Related to Our Industry

The price of Ether/Bitcoin may be affected by the sale of Ether/Bitcoin by other vehicles investing in Ether/Bitcoin or tracking Ether/Bitcoin markets.

The global market for Ether/Bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. To the extent that other vehicles investing in Ether/Bitcoin or tracking Ether/Bitcoin markets form and come to represent a significant proportion of the demand for Ether/Bitcoin, large redemptions of the securities of those vehicles and the subsequent sale of Ether/Bitcoin by such vehicles could negatively affect Ether/Bitcoin prices and therefore affect the value of the Ether/Bitcoin inventory our customers hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Ether/Bitcoin we mined prior to cessation of our mining

The lack of regulation of digital asset exchanges which Bitcoin, and other cryptocurrencies, are traded on may expose us to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space and can adversely affect an investment in the Company.

The digital asset exchanges on which Bitcoin is traded are relatively new and largely unregulated. Many digital asset exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, such digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. In 2022 and 2023, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, have experienced increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange's failure could adversely affect an investment in us.

Uncertainty in the global economy and instability within international relations, including changes in governmental policies relating to technology, and any potential downturn in the semiconductor and electronics industries, may negatively impact our business.

There is inherent risk, based on the complex relationships between certain countries and within regions, that political, diplomatic or military events could result in trade disruptions and other disruptions in the markets and industries we serve and our supply chain. For example, the ongoing geopolitical and economic uncertainty between the U.S. and China, the unknown impact of current and future U.S. and Chinese trade regulations, and geopolitical risks with respect to Taiwan, which serves as a central hub for the technology industry supply chain, could, directly or indirectly, materially harm our business, financial condition and results of operations. In addition, as a result of the current global semiconductor shortage, the ability to export or import products or services by the semiconductor or electronics systems industry is adversely restricted causing delays in supplies of hardware components and products, which may adversely impact our revenue, results of operations and financial condition. Furthermore, political or economic conflicts between various global actors, and responsive measures that have been or could be taken, have created and can further create significant global economic uncertainty that could prolong or expand such conflicts, which could have a lasting impact on regional and global economies and harm our business and operating results.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities, and turmoil among financial institutions arising from or relating to cryptoassets or in general can materially adversely affect us and our industry.

A number of companies that engage in cryptoasset and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, including in China where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. Government action in the U.S. involving cryptoassets and related activities may cause this trend to expand in the U.S. We also may be unable to obtain or maintain these services for our business. Many businesses that provide cryptocurrency-related activities may continue to have difficulties in finding banks and financial institutions willing to provide them services which may decrease the usefulness of cryptocurrencies as a payment system and harm public perception of cryptocurrencies, and could decrease their usefulness.

As an example of adverse events affecting the crypto landscape, in November 2023, Binance, the world's largest crypto exchange, undertook to exit the U.S. and paid a $4.4 billion fine to settle charges by the U.S. Department of Justice, Treasury, and the Commodity Futures Trading Commission that the exchange violated sanctions and facilitated human and narcotics trafficking. Further, in March 2023 two large financial institutions in the U.S., Silicon Valley Bank and Signature Bank, which both serviced customers involved with cryptoassets, collapsed as continued negative economic prospects and failures to obtain payment from borrowers, together with a large number of withdrawals, caused these banks to encounter substantial financial difficulty leading up to their failures. In response to these events, the FDIC transferred all the deposits, both insured and uninsured, of these banks to corresponding "bridge banks" operated by the FDIC as it markets the institution to potential bidders. The impact of these developments on us and on the cryptoasset industry and the economy in general, and whether and to what extent they signal a continuing trend impacting the industry and potentially our business, remain unclear.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if crypto exchanges and other industry participants exit the U.S. markets, and if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities, which contingencies may become more likely in the future if and to the extent cryptoassets are considered a significant factor in the financial crises or criminal activity such as those described above. This could occur as a result of compliance risk, cost, government regulation, or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, or operations and harm investors.

In addition to commercial banks, we have experienced reluctance by other service providers including public account firms and insurance companies to engage with companies engaged in cryptoasset mining related business.

The impact of geopolitical and economic events on the supply and demand for cryptoassets is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptoassets, which could increase the price of Bitcoin, Ether and other cryptoassets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in Bitcoin, Ether and other cryptoassets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, Bitcoin, Ether and other cryptoassets, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our common stock. Political or economic crises may motivate large-scale acquisitions or sales of Bitcoin, Ether and other cryptoasset either globally or locally. Such events could have a material adverse effect on our customers' businesses and our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptoasset we have mined prior to cessation of our mining operations.

Governmental actions may have a materially adverse effect on the cryptoasset mining industry as a whole, which would have an adverse effect on our business and results of operations.

Cambridge Bitcoin Electricity Consumption Index reported that as of February 1, 2021 more than 6GW of Bitcoin was mined in China (or $4.3 billion of power cost, assuming $0.08 per kWh average hosting cost). China has since banned cryptoasset mining related activity. China has already made transacting in cryptoassets illegal. Actions were taken in March 2021 by the governmental authorities for the Chinese province of Inner Mongolia, which represents roughly 8% of the world's total mining power, to ban cryptoasset mining in the province due in part to the industry's intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare earth metals used to manufacture miners and the production of electrical power used in cryptoasset mining). On September 24, 2021, China imposed a ban on all crypto transactions and mining. Other governments around the world are also reviewing their rules and regulations concerning the cryptoasset industry, including the U.S.

Acceptance and/or widespread use of Bitcoin, Ether and other cryptoassets is uncertain.

Currently, there is a relatively limited use of any cryptoasset in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our common stock. Banks and other established financial institutions may refuse to process funds for cryptoasset transactions, process wire transfers to or from cryptoasset exchanges, cryptoasset-related companies or service providers, or maintain accounts for persons or entities transacting in cryptoasset. Conversely, a significant portion of cryptoasset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines cryptoassets' role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for cryptoasset as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptoasset in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our customers' businesses and our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin, Ether or other cryptoassets we mined.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin, Ether, or other cryptocurrencies, participate in blockchains or utilize similar Bitcoin assets in one or more countries, the ruling of which would adversely affect our and our customers' business.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these Bitcoin assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Bitcoin is subject to halving, which may adversely affect our customers' ability to continue mining at our facilities.

Halving is when the number of new Bitcoin awarded for solving a block is cut in half – hence, "halving" – at mathematically predetermined intervals. The recent halving for the Bitcoin blockchain occurred in April of 2024. While Bitcoin prices have historically increased around these halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining rewards. If a corresponding and proportionate increase in the price of Bitcoin does not follow future halving events, the revenue our customers earn could decrease, which could have a material adverse effect on their ability to continue mining at our facilities.

The crypto economy is novel and has little to no access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptoassets or cryptoasset platforms adverse to our business.

As cryptoassets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how cryptoassets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptoassets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptoassets to users and investors.

For instance, in July 2019, then-U.S. Treasury Secretary Steven Mnuchin stated that he had "very serious concerns" about cryptoassets. Members of Congress have made inquiries into the regulation of cryptoassets, and Gary Gensler, Chair of the SEC, has made public statements regarding increased regulatory oversight of cryptoassets. Outside the U.S., several jurisdictions have banned so-called initial coin offerings, such as China and South Korea, while Canada, Singapore, and Hong Kong have opined that token offerings may constitute securities offerings subject to local securities regulations. In July 2019, the United Kingdom's Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of cryptoassets, contending that they are "ill-suited" to retail investors due to extreme volatility, valuation challenges and association with financial crimes. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading, and in September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. In January 2022, the Central Bank of Russia called for a ban on cryptocurrency activities ranging from mining to trading, and on March 9, 2022, President Biden signed an executive order on cryptocurrencies which calls on federal agencies to take a unified approach to regulation and oversight of digital assets.

The crypto economy is novel and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for cryptoassets for illicit usage may affect statutory and regulatory changes with minimal or discounted inputs from the crypto economy. As a result, new laws and regulations may be proposed and adopted in the U.S. and internationally, or existing laws and regulations may be interpreted in new ways, that harm the crypto economy or cryptoasset platforms, which could adversely impact our business.

Inflation in the global economy, increased interest rates, political dissension and adverse global economic conditions, like the ones we are currently experiencing, could negatively affect our business and financial condition.

We are in the process of financing a large data center. Fluctuations in long-term interest rates can materially impact the cost of capital required to finance this and future projects.

Inflation is impacting various aspects of our business. We are also experiencing an increase in our costs to procure power and supply chain issues globally. Rising prices for materials related to the construction of our HPC Ellendale Facility and our data center offerings, energy and gas prices, as well as rising wages and benefits costs negatively impact our business by increasing our operating costs. Further, disagreement in the U.S. Congress on government spending levels could increase the possibility of a government shutdown, further adversely affecting global economic conditions. The adverse economic conditions we are currently experiencing may cause a decrease in sales as some customers may need to take cost cutting measures or scale back their operations. This could result in churn in our customer base, reductions in revenues from our offerings, adverse effects to our days of sales outstanding in accounts receivable, longer sales cycles, slower adoption of new technologies and increased price competition, which could adversely affect our liquidity. Customers and vendors filing for bankruptcy could also lead to costly and time-intensive actions with adverse effects, including greater difficulty or delay in accounts receivable collection. The uncertain economic environment could also have an impact on our foreign exchange forward contracts if our counterparties' credit deteriorates or if they are otherwise unable to perform their obligations. Further, volatility in the financial markets and rising interest rates like we are currently experiencing could affect our ability to access the capital markets at a time when we desire, or need, to do so which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our efforts to mitigate the risks associated with these adverse conditions may not be successful and our business and growth could be adversely affected.

The open-source structure of the Ethereum and Bitcoin network protocols means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Ethereum network and an investment in us.

The Ethereum and Bitcoin networks, for example, operate based on an open-source protocol maintained by contributors. As open-source projects, Ethereum and Bitcoin are not represented by an official organization or authority. As the network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the network protocols. The lack of guaranteed financial incentive for contributors to maintain or develop the networks and the lack of guaranteed resources to adequately address emerging issues with the networks may reduce incentives to address the issues adequately or in a timely manner. Changes to a cryptoasset network which our customers are mining on may adversely affect our customers' business our co-hosting operations and an investment in us.

We may face risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin, Ether and other cryptoassets.

A disruption of the Internet may affect the use of Bitcoin, Ether and other cryptoassets, our ability to provide co-hosting services and subsequently the value of our common stock. Generally, Bitcoin, Ether and our customers' business of mining cryptoassets is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt our ability to provide services and a currency's network operations until the disruption is resolved and have an adverse effect on the price of cryptoassets, our customers' ability to mine them, demand for our co-hosting services and our ability to perform our obligations under our contracts with our co-hosting customers.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to cryptoasset hardware disruption, and our customers' difficulty in obtaining new hardware which may have a negative effect on our business.

Our customers' mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining Bitcoin, Ether and other cryptoassets are lower than the price of the Bitcoin, Ether and/or other cryptoassets. As our customers' mining equipment operates, it experiences ordinary wear and tear and general hardware breakdown and may also face more significant malfunctions caused by a number of extraneous factors beyond our or their control. The physical degradation of their miners will require them to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, they may be required to acquire newer models of miners to remain competitive in the market. The cost and availability of new machines is unpredictable. As a result, at times, they may obtain miners and other hardware from third parties at premium prices, to the extent they are available. In order to keep pace with technological advances and competition from other mining companies, it will be necessary to purchase new miners, which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and our customers may face challenges in doing so on a timely and cost-effective basis.

The global supply chain for mining equipment is presently constrained due to unprecedented demand coupled with a global semiconductor shortage, with a significant portion of available miners being acquired by companies with substantial resources. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of cryptoasset miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for hardware occur, our customers may not be able to obtain adequate replacement parts for their existing miners or to obtain additional miners on a timely basis, if at all, or they may only be able to acquire miners at premium prices. Such events could have a material adverse effect on our customers' business and operations.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any cryptoasset network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in us.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any cryptoasset network, including the Ethereum network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new cryptoassets or transactions using such control. Using alternate blocks, the malicious actor could "double-spend" its own cryptoassets (i.e., spend the same cryptoassets in more than one transaction) and prevent the confirmation of other users' transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the cryptoasset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect our customers' business, our co-hosting operations, our business and an investment in us.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of cryptoasset transactions. To the extent that the cryptoassets ecosystems do not act to ensure greater decentralization of cryptoasset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any cryptoasset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact our customers' business, our co-hosting operations, our business and an investment in us.

Risks Related to Our Securities

Our stock price has been volatile and may continue to be volatile in the future; this volatility may affect your ability to, and the price at which you could, sell our common stock.

The trading price of our common stock has been volatile and may continue to be volatile in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on an investment in our securities:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in the market's expectations about our operating results;
- relative success of our competitors;
- our operating results failing to meet the expectations of securities analysts or investors in a particular period;
- changes in financial estimates and recommendations by securities analysts concerning us and the market for our co-hosting facilities;
- operating and stock price performance of other companies that investors deem comparable to us;
- our ability to continue to expand our operations;
- changes in laws and regulations affecting our business or our industry;
- commencement of, or involvement in, litigation involving us;
- changes in our capital structure, such as future issuances of securities or the borrowing of additional debt;
- the volume of shares of our common stock available for public sale pursuant to an effective registration statement or exemption from registration requirements;
- any major change in our Board or management;
- sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;
- general economic and political conditions such as recessions, interest rates, international currency and crypto currency fluctuations and acts of war or terrorism;
- securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock; and
- failure to meet certain Nasdaq conditions to maintain our listing status.

Broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.

The trading prices and valuations of these stocks, and of our common stock, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies that investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

We may not be able to maintain the listing of our common stock on Nasdaq, which may adversely affect the flexibility of holders of our common stock to resell their securities in the secondary market.

Our common stock is presently listed on Nasdaq, which requires us to meet certain corporate governance and financial conditions to maintain our listing status. If the Company is unable to meet the continued listing criteria of Nasdaq and our common stock became delisted, trading of our common stock could thereafter be conducted in the over-the-counter markets in the OTC Pink, also known as "pink sheets" or, if available, on another OTC trading platform.

We cannot assure you that we will meet the criteria for continued listing, in which case our common stock could become delisted. Any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the loss of confidence in our financial stability by suppliers, customers and employees. Investors would likely find it more difficult to dispose of, or to obtain accurate market quotations for, our common stock, as the liquidity that Nasdaq provides would no longer be available to investors. In addition, the failure of our common stock to continue to be listed on the Nasdaq could adversely impact the market price for our common stock and our other securities, and we could face a lengthy process to re-list our common stock, if we are able to re-list our common stock.

We are a public reporting company. There are ongoing costs in maintaining compliance with being a public reporting company and our management will spend a significant amount of time ensuring such compliance. If we are unable to maintain compliance with our public reporting company obligations, our common stock may be delisted and we may be unable to re-list our common stock on another national stock exchange or quotation system.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. As a new public company, we have only minimal research coverage by securities and industry analysts. If we do not expand securities or industry analyst coverage, or if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

We do not expect to declare or pay dividends in the foreseeable future, which may limit the return our shareholders realize on their investment.

We do not expect to declare or pay dividends in the foreseeable future, as we currently intend to retain any future earnings to finance the development and expansion of our business. Therefore, holders of our common stock may not receive any return on their investment in our common stock unless and until the value of such common stock increases and they are able to sell such shares of common stock, and there is no assurance that any of the foregoing will occur. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

We have issued and may in the future issue new shares of our common stock, which has a dilutive effect on our stockholders.

We have primarily financed our strategic growth through our at-the-market ("ATM") offerings and issuances of our common stock. Our ATM offerings allow us to raise capital as needed by tapping into the existing trading market for our shares by selling newly issued shares into the market depending on prevailing market prices. On June 27, 2023, the Company began issuing and selling shares of our common stock under an ATM sale agreement, with Craig-Hallum Capital Group LLC, pursuant to which the Company may sell up to $125 million in shares of our common stock, par value $0.001 per share. The Company sold approximately 18.9 million shares under the ATM, which was completed in December 2023. On May 6, 2024, we entered into a Sales Agreement with Roth Capital Partners, LLC (the "May Sales Agreement"). Up to $25,000,000 of shares of our common stock may be issued pursuant to the May Sales Agreement. The Company sold approximately 2.7 million shares under the May Sales Agreement, which was completed in June of 2024. In addition, on July 9, 2024, we entered into a Sales Agreement with B. Riley Securities, Inc., BTIG, LLC, Lake Street Capital Markets, LLC, Northland Securities, Inc. and Roth Capital Partners, LLC (the "Sales Agreement"). Up to $125,000,000 of shares of our common stock may be issued if and when sold pursuant to the Sales Agreement. As of the date of this report, the Company has sold approximately 3.0 million shares under the Sales Agreement. On August 28, 2024, we entered into the Standby Equity Purchase Agreement with YA Fund, which was amended on August 29, 2024 (as amended, the "SEPA"). Under the SEPA, we agreed to issue and sell to YA Fund, from time to time, and YA Fund agreed to purchase from us, up to $250 million of our common stock, subject to certain obligations and limitations. Our efforts to raise capital is for the purpose of executing on development plans and strategic growth opportunities as they arise; however, holders of our common stock may experience dilution as a result of our sales of newly issued shares of our common stock in such offerings.

In addition, our Board and stockholders have approved an employee incentive plan and a non-employee director incentive plan. We have reserved 15,773,839 shares of our common stock for future issuance under our plans. As of May 31, 2024, there are 638,895 shares outstanding underlying unvested restricted stock awards and 8,355,080 shares underlying unvested restricted stock units. Vesting of these restricted stock awards and restricted stock units, as well as future issuances under our plans, would also result in dilution of current stockholders' relative ownership of us.

We may also issue other securities that are convertible into or exercisable for equity in our company in connection with hiring or retaining employees or consultants, future acquisitions or future sales of our securities.

Provisions in our Articles (as defined below), our Bylaws (as defined below), and Nevada law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Provisions contained in our Second Amended and Restated Articles of Incorporation (as amended, the "Articles") and our Third Amended and Restated Bylaws (the "Bylaws") could make it more difficult for a third party to acquire us if we have become a publicly traded company. Provisions of our Articles and Bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our Articles authorize our Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our other series of capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our Bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings.

For a more complete understanding of these provisions, please refer to the Nevada Revised Statutes and our Articles and Bylaws filed with the SEC. Though we are not currently, in the future we may become subject to Nevada's control share law. A corporation is subject to Nevada's control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a "controlling interest" which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law. If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the redemption of such stockholder's shares. Nevada's control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and "interested stockholders" for two years after the "interested stockholder" first becomes an "interested stockholder," unless our Board approves the combination in advance or thereafter by both the Board and 60% of the disinterested stockholders. For purposes of Nevada law, an "interested stockholder" is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term "business combination" is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation's assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders. The effect of Nevada's business combination law is to potentially discourage parties interested in taking control of us from doing so if it cannot obtain the approval of our Board.

Substantial blocks of our common stock may be sold into the market as a result of the Prepaid Advance Agreements, the Sales Agreement, and the SEPA.

The price of our common stock could decline if there are substantial sales of shares of our common stock, if there is a large number of shares of our common stock available for sale, or if there is the perception that these sales could occur.

The aggregate principal amount outstanding under the YA Notes, as of the date of this report, is $28.1 million. The YA Notes are convertible into shares of our common stock (the "YA Conversion Shares"), at the request and sole discretion of the holder, subject to a minimum floor conversion price (which may be reduced by us from time to time in our discretion, subject to the rules and regulations of Nasdaq). We have registered for resale (i) up to 23,585,000 shares underlying the convertible note issued by us to YA Fund on March 27, 2024, of which 7,413,950 have been issued and are outstanding, and (ii) up to 20,000,000 shares underlying the convertible note issued by us to YA Fund on May 24, 2024, of which approximately 8,771,609 have been issued and are outstanding.

On July 9, 2024, we entered into the Sales Agreement. Up to $125,000,000 of shares of our common stock may be issued if and when sold pursuant to the Sales Agreement. Such shares of common stock are registered pursuant to a prospectus supplement that forms a part of that certain registration statement on Form S-3, Reg. No. 333-279155. Assuming a public offering price of $6.77 per share, which was the closing price of our common stock on Nasdaq on July 3, 2024, 18,463,811 shares of our common stock would be issued and sold under the Sales Agreement. The actual number of shares issued will vary depending on the prices at which the shares of our common stock are sold from time to time. As of the date of this report, approximately 3.0 million shares of our common stock have been issued and sold under the Sales Agreement.

On August 28, 2024, we entered into the SEPA with YA Fund, which was amended on August 29, 2024. Under the SEPA, we agreed to issue and sell to YA Fund, from time to time, and YA Fund agreed to purchase from us, up to $250 million of our common stock, subject to certain obligations and limitations. Our shares of common stock that may be issued under the SEPA may be sold by us to YA Fund at our discretion from time to time during the commitment period commencing on September 30, 2024 and terminating on the first day of the month next following the 36-month anniversary of September 30, 2024 (unless earlier terminated pursuant to the terms of the SEPA); provided, that there is an effective resale registration statement on file with the SEC covering the shares of common stock issued and issuable under the SEPA. We generally have the right to control the timing and amount of any sales of our common stock to YA Fund under the SEPA. Sales of our shares of common stock, if any, to YA Fund under the SEPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to YA Fund all, some, or none of the shares of common stock that may be available for us to sell to YA Fund pursuant to the SEPA.

Any issuances of shares of our common stock pursuant to the Prepaid Advance Agreements, YA Notes, the Sales Agreement, or the SEPA will dilute the percentage ownership of stockholders and may dilute the per share projected earnings (if any) or book value of our common stock. Sales of a substantial number of shares of our common stock in the public market or other issuances of shares of our common stock, or the perception that these sales or issuances could occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

We do not have the right to control the timing and amount of the issuance of our shares of common stock to YA Fund under the Prepaid Advance Agreements and the YA Notes, and accordingly, it is not possible to predict the actual number of shares we will issue pursuant to the Prepaid Advance Agreements at any one time or in total. Further, we may not have the ability to issue the full amount available under the Prepaid Advance Agreements without stockholder approval.

We do not have the right to control the timing and amount of any issuances of our shares of common stock to YA Fund under the Prepaid Advance Agreements and the YA Notes. Sales of our common stock, if any, to YA Fund under the Prepaid Advance Agreements and the YA Notes will depend upon market conditions and other factors, and the discretion of YA Fund. In addition, because the purchase price per share to be paid by YA Fund for the shares of our common stock that we may issue to YA Fund under the Prepaid Advance Agreements and the YA Notes, if any, will fluctuate based on the market prices of our common stock, it is not possible for us to predict, as of the date hereof and prior to any such conversion date, the conversion price per share at which YA Fund will convert any portion of the outstanding balance under the YA Notes and consequently the number of shares of our common stock that we will issue to YA Fund under the Prepaid Advance Agreements and the YA Notes in any such conversion. Furthermore, we have filed resale registration statements to register the resale by YA Fund of any shares of our common stock that it receives upon conversion. As of the date of this report, approximately 7,413,950 shares of common stock have been issued and are outstanding pursuant to the Initial YA Notes, and approximately 8,771,609 shares of common stock have been issued and are outstanding pursuant to the May Note. The resale by YA Fund of a significant amount of shares of our common stock at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile.

In addition, under the applicable Nasdaq Listing Rules, in no event may we issue shares of our common stock to YA Fund to the extent that such shares would (i) when combined with all other shares issued in connection with the Prepaid Advance Agreements, exceed the "Exchange Cap" (which is the aggregate number of common stock that we may issue in a transaction in compliance with the our obligations under the rules or regulations of Nasdaq Stock Market LLC), unless we obtain stockholder approval to do so, or (ii) result in YA Fund (and its affiliates) beneficially owning more than 4.99% of all of the outstanding shares of our common stock. As a result, if it becomes necessary for us to issue and sell to YA Fund an aggregate number of shares that would exceed the Exchange Cap, then before we could issue any shares of common stock in excess of the Exchange Cap, we would also need to obtain the requisite stockholder approval. Obtaining the requisite stockholder approval can be time-consuming, divert management's attention and resources, cause us to incur significant expenses.

Pursuant to the terms of the Prepaid Advance Agreements, we are obligated to deliver shares of common stock within three trading days of the receipt of a conversion notice from YA Fund. Our failure to deliver shares of common stock within such time period, including as a result of seeking the requisite stockholder approval to issue shares in excess of the Exchange Cap, will result in an event of default. An event of default under the YA Notes could adversely affect our business, financial position, and results of operations.

It is not possible to predict the actual number of shares we will sell under the SEPA, or the actual gross proceeds resulting from those sales. Further, we may not have the ability to issue the full amount available under the SEPA without stockholder approval.

The SEPA provides that, during the term of the agreement, and subject to issuance and effective registration of the shares issued thereunder and certain obligations and limitations, we may, at our discretion, from time to time direct YA Fund to purchase our shares of common stock from us in one or more purchases under the agreement, for a maximum aggregate purchase price of up to $250 million. The purchase price per share to be paid by YA Fund for the shares of common stock that we may elect to sell to YA Fund under the SEPA, if any, will fluctuate based on the market prices of our shares of common stock at the time we elect to sell shares to YA Fund pursuant to the SEPA, if any, it is not possible for us to predict the number of shares of common stock that we will sell to YA Fund under the SEPA, the purchase price per share that YA Fund will pay for shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by YA Fund under the SEPA.

We generally have the right to control the timing and amount of any sales of our shares of common stock to YA Fund under the SEPA, except that we shall not effect any sales under the SEPA to the extent that after giving effect to such sale: (i) YA Fund would beneficially own more than 4.99% of the Company's outstanding common stock at the time of such issuance, or (ii) the aggregate number of shares of common stock issued under the SEPA, together with any shares issued under the March PPA or the May PPA would exceed 19.99% of the aggregate number of shares of outstanding common stock on March 26, 2024 without seeking stockholder approval in accordance with applicable Nasdaq rules. Thus, the Company may not have access to the right to sell the full $250 million of shares of common stock to YA Fund.

The rights of holders of our Series E Preferred Stock rank senior to the rights of the holders of our common stock.

Although we may opt to redeem our Series E Preferred Stock with shares of our common stock in our sole and absolute discretion, the rights of the holders of shares of Series E Preferred Stock while such shares remain outstanding rank senior to the rights of the holders of shares of our common stock as to dividends and payments upon liquidation, dissolution or winding up of our affairs. Unless full cumulative dividends on our shares of Series E Preferred Stock for all past dividend periods have been paid (or set apart for payment), we will not declare or pay dividends with respect to any shares of our common stock for any period. Upon liquidation, dissolution or winding up of our affairs, the holders of shares of our Series E Preferred Stock are entitled to receive a liquidation preference of the stated value per share of $25, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of shares of our common stock or any other class of our equity securities junior to the Series E Preferred Stock.

In the event the holders exercise their option to redeem Series E Preferred Stock, our ability to redeem such shares of Series E Preferred Stock may be subject to certain restrictions and limits.

Our ability to redeem shares of Series E Preferred Stock may be limited by our available funds, ability to issue the full amount of shares of common stock and applicable federal and Nevada law.

Pursuant to the Certificate of Designations of Series E Redeemable Preferred Stock (as amended, the "Certificate of Designations"), each holder of shares of Series E Preferred Stock is entitled to redeem any portion of the outstanding Series E Preferred Stock held by such holder. Such redemption may, at the option of the Board, be in cash or in common stock, provided that the number of shares of common stock issuable to holders of Series E Preferred Stock for redemption shall not exceed 19.99% of the outstanding shares of common stock without stockholder approval.

On August 16, 2022, the IR Act was signed into federal law. Depending on the number of shares of our Series E Preferred Stock we sell and the number of holders of Series E Preferred Stock who redeem their stock, the Excise Tax could also be applicable to the Company and adversely affect the cash we have available for our operations. As of the date of this report, the Company sold approximately 301,673 shares of Series E Preferred Stock for net proceeds of approximately $6.9 million.

In addition, applicable Nevada law provides that no distribution (including dividends on, or redemption or repurchases of, shares of capital stock) may be made if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or, except as specifically permitted by the company's articles of incorporation, the company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on the Series E Preferred Stock or redeem shares of Series E Preferred Stock if, after giving effect to the distribution or redemption, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of the Series E Preferred Stock.

There can be no guarantee that we will have sufficient funds available to meet these obligations. As a result, if it becomes necessary for us to issue and sell to the holders an aggregate number of shares that would exceed 19.99% of the outstanding shares of common stock, then before we could issue any shares of common stock in excess of such limit, we would also need to obtain the requisite stockholder approval.

Additionally, our ability to issue common stock in the event of a redemption may be limited by our ability to enter into "Variable Rate Transactions." If a redemption constitutes a "Variable Rate Transaction" under the terms of the Prepaid Advance Agreements, we may need to seek a waiver from YA Fund before we could issue any shares of common stock.

The redemption of the Series E Preferred Stock could adversely affect our business, financial position, and results of operations, in the event our assets are not sufficient to meet our redemption obligations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management

We, like other companies in our industry, face several cybersecurity risks in connection with our business. Our business strategy, results of operations, and financial condition have not, to date, been affected by risks from cybersecurity threats.

During the fiscal year ended May 31, 2024, we have not experienced any material cyber incidents, nor have we experienced a series of immaterial incidents, which would require disclosure.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property. To effectively prevent, detect, and respond to cybersecurity threats, we maintain a cyber risk management program, which is comprised of a wide array of policies, standards, architecture, and processes. The cyber risk management program falls under the responsibility of our Vice President of Security who has over 18 years of experience in cybersecurity and compliance. Under the guidance of a third party consultant and our Vice President of Security, we developed and maintain policies, standards, and processes in a manner consistent with applicable legal requirements. We utilize a third party, and our in-house staff for monitoring and support of security incident management and user support.

We have implemented and maintain a cybersecurity risk management program that is designed to identify, assess, and mitigate risks from cybersecurity threats to this data and our systems and ensure the effectiveness of our security controls. Our cybersecurity risk management program is intended to address applicable SOC2 and SOX requirements. Our cybersecurity risk management program incorporates several components, including information security program assessments, a risk register, continuous monitoring of critical risks from cybersecurity threats using automated tools, backup testing, periodic threat testing, and employee training. We deploy a wide range of security tools, use single sign-on, and require multifactor authentication across all systems. We also utilize access control policies to further limit access to data within the systems, including quarterly reviews, generally, and on a weekly basis for financial operations.

We periodically engage third parties, which are subject to our standards, policies, and procedure, to conduct audits, risk assessments, including penetration testing and other system vulnerability analyses. As a result of these assessments and testing, we have responded to all known medium, high, and critical risks and are constantly hardening our environment. Additionally, our program includes privacy and cybersecurity training for all employees. Training occurs prior to accessing the system or performing assigned duties, when required by system changes, and annually thereafter.

Governance

Our Board is responsible for the oversight of cybersecurity risk management. The Board delegates oversight of the cybersecurity risk management program to the Audit Committee. The management of the program is the responsibility of our Risk Management Committee, comprised of our Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. The Risk Management Committee generally provides quarterly updates to the Audit Committee on our cybersecurity risk management program, including updates on (1) any critical cybersecurity risks; (2) ongoing cybersecurity initiatives and strategies; (3) applicable regulatory requirements; and (4) industry standards. The Risk Management Committee also notifies the Board of any significant and/or material cybersecurity incidents (suspected or actual) and provides updates on the incidents as well as cybersecurity risk mitigation activities as appropriate.

Item 2. Properties

We lease approximately 13,700 square feet of office space at 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas 75219. We use this location as our principal office. In addition, we lease approximately 22,100 square feet of office and warehouse space in Irving, Texas that serve as our hosting operations control center.

We lease 1.5 MW, 12.5 MW, 2.25 MW, and 4.5 MW of power capacity and space from third-party-owned colocation data centers in Minnesota, Utah, Nevada, and Colorado, respectively. We use these locations as operating space in our Cloud Services business.

Our wholly owned subsidiary, APLD Hosting LLC, owns in fee simple a 40-acre parcel of land located in Jamestown, Stutsman County, North Dakota. Our subsidiary APLD ELN-01, LLC owns 40 acres of land in Ellendale, North Dakota. Our subsidiary APLD ELN-02 LLC owns 277 acres in Ellendale, North Dakota. The Company has built data centers on each of the properties in Jamestown, North Dakota and Ellendale, North Dakota.

Item 3. Legal Proceedings

From time to time, we may become involved in legal proceedings.

The Company, Wes Cummins, the Company's Chief Executive Officer, and David Rench, the Company's Chief Financial Officer, have been named as defendants in a putative securities class action lawsuit in the matter styled, McConnell v. Applied Digital Corporation, et al., Case No. 3:23-cv-1805, filed in August 2023 in the U.S. District Court for the Northern District of Texas (the "Securities Lawsuit"). Specifically, the complaint asserts claims pursuant to Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, based on allegedly false or misleading statements regarding the company's business, operations, and compliance policies, including claims that the Company overstated the profitability of its data center hosting business and its ability to successfully transition into a low-cost cloud services provider and that the Company's board of directors was not "independent" within the meaning of NASDAQ listing rules. On May 22, 2024, the court appointed Lead plaintiff and approved lead counsel, and on July 22, 2024, Lead Plaintiff filed an amended complaint which asserts the same claims based on similar allegations in the original complaint. The Company's response to the Complaint is due on September 20, 2024.

On November 15, 2023, a putative derivative action was filed in the matter styled, Weich v. Cummins, et al., Case No. A-23-881629-C in the District Court of Clark County, Nevada. The Weich complaint names as defendants certain members of the Company's Board Wes Cummins, the Company's Chief Executive Officer and purports to name David Rench, the Company's Chief Financial Officer, as a defendant. The complaint asserts claims for breach of fiduciary duties, corporate waste and unjust enrichment based upon allegations that the defendants caused or allowed the Company to make materially false and misleading statements regarding the Company's business, operations and compliance policies. Specifically, the complaint alleged that the Company overstated the profitability of the Data Center Hosting Business and its ability to successfully transition into a low-cost cloud services provider and that the Board was not "independent" within the meaning of Nasdaq listing rules. On February 27, 2024, the derivative plaintiff filed an amended complaint asserting the same claims as the original complaint. On June 5, 2024, the Court entered an order granting the defendants' motion to dismiss without prejudice and dismissing all claims against all defendants, including the Company. As of the date of this filing, the plaintiff has not sought leave to file an amended complaint or filed an appeal of the order dismissing the action.

The Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in these actions. If an unfavorable action were to occur, it is possible that the impact could be material to the Company's results of operations in the period(s) in which any such outcome becomes probable and estimable.

There are no other pending lawsuits that could reasonably be expected to have a material adverse effect on the results of the Company's consolidated operations.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Primary Market

The Company's Common Stock is traded on the Nasdaq Global Select Market under the symbol "APLD".

Holders

As of May 31, 2024, we had approximately 290 shareholders of record of our common stock.

Repurchases of Equity Securities by the Issuer and Affiliated Purchasers

We and our affiliates have not undertaken any share repurchases during the year ended May 31, 2024.

Recent Sales of Unregistered Securities

During the fiscal year ended May 31, 2024, we issued and sold the following unregistered securities:

On January 31, 2024, the Company issued an aggregate 10,461 shares to Chris Schuler as partial payment for construction services performed at the Company's Ellendale, North Dakota facility.

The foregoing issuance of securities was not registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, and the securities were offered and issued in reliance on the exemption from registration under the Securities Act afforded by Section 4(a)(2).

During the fiscal year ended May 31, 2024, there were no other unregistered sales of our securities except as previously reported in a Current Report on Form 8-K or a Quarterly Report on Form 10-Q

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled "Risk Factors" and "Forward-Looking Statements" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless the context otherwise requires, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we," "us," "our," and "the Company" are intended to mean the business and operations of Applied Digital Corporation and its subsidiaries.

Business Overview

We are a U.S. designer, developer, and operator of next-generation digital infrastructure across North America. We provide digital infrastructure solutions and Cloud services to the rapidly growing industries of High-Performance Computing ("HPC") and Artificial Intelligence ("AI"). We operate in three distinct business segments, including, Blockchain data center hosting (the "Data Center Hosting Business"), cloud services through a wholly owned subsidiary (the "Cloud Services Business") and HPC data center hosting (the "HPC Hosting Business"), as further discussed below.

Business Update

<u>Data Center Hosting Business</u>

Our Data Center Hosting Business operates data centers to provide energized space to crypto mining customers.

Our 106 MW facility in Jamestown, North Dakota operated at full capacity during the fiscal year ended May 31, 2024; however, our 180 MW facility in Ellendale, North Dakota experienced a power outage starting in January 2024. In response to these challenges, our utility provider installed transformers to enable us to selectively power-down the affected portions of our site. Upon re-energization we have determined the failures were due to transformers not meeting industry standards. We have successfully procured new transformers and related components from North American manufacturers. As of the date of this report, the HPC Ellendale Facility is operating at full capacity. Additionally, during fiscal year 2024, we increased our energy capacity at our 200 MW Garden City, Texas facility up to 132 MW.

During the third quarter of fiscal year 2024, we entered into a purchase and sale agreement (the "Purchase and Sale Agreement") with Mara Garden City LLC ("Mara"), a Delaware limited liability company and a subsidiary of Marathon Digital Holdings, Inc. ("Marathon"), pursuant to which we and related subsidiaries agreed to sell to Mara the Garden City hosting facility ("the Transaction") for total cash consideration of up to of $87.3 million and additional consideration of approximately $10.0 million in connection with the surrender of certain of Marathon's revenue prepayments under its existing service agreements with us, payable at the closing of the Transaction, which occurred on April 1, 2024 (the "Closing"). We recognized a loss of approximately $15.4 million in connection with the Closing.

In addition, pursuant to the terms and conditions of the Purchase and Sale Agreement, in the event the full intended additional megawatt energization for the Garden City hosting facility is not conditionally approved by the applicable regulatory authority within 120 days of the Closing, the total cash consideration was subject to a reduction of up to $34.0 million ($25 million of which was held in escrow), depending on the amount of the additional megawatt energization that is not conditionally approved. On July 30, 2024, we announced that it has met the conditional approval requirements related to the release of the escrowed funds from the sale of our Garden City hosting facility. As of the date of this report, we have received the remaining $25 million of the purchase price held in escrow pending such conditional approval.

<u>Cloud Services Business</u>

Applied Digital's Cloud Services Business provides high-performance computing power for AI and machine learning applications. In the fiscal fourth quarter, we successfully brought approximately four clusters online. We continue to seek and sign additional customers and we believe that the pipeline remains robust. Near the end of the fiscal third quarter 2024, equipment began generating revenue from two customers, with the Company recognizing $29.0 million from this business segment during fiscal year 2024.

HPC Hosting

Applied Digital's HPC Hosting Business designs, builds, and operates next-generation data centers, which are designed to provide massive computing power and support HPC applications within a cost-effective model. During the fiscal second quarter 2024, we broke ground on our first 100 MW HPC data center facility in Ellendale, North Dakota. The new 369,000-square-foot building is expected to provide ultra-low cost and highly efficient liquid-cooled infrastructure for HPC applications.

The Company has entered into exclusivity and executed a letter of intent with a US-based hyperscaler for a 400 MW capacity lease, inclusive of our current 100 MW facility under construction and two forthcoming buildings in Ellendale, North Dakota. On July 26, 2024, the Company extended the initial exclusivity period under the previously announced letter of intent with the U.S. based hyperscaler. The Company is in advanced discussions with traditional financing counterparties, to facilitate construction activities, for this investment-grade tenant.

Public Offerings and Changes to Equity

Craig-Hallum ATM

During the fiscal year ended May 31, 2024, we completed sales of common stock under an "at the market" sale agreement with Craig-Hallum Capital Group LLC pursuant to which we could sell up to $125 million in aggregate proceeds of common stock. We sold approximately 18.9 million shares for net proceeds of approximately $121.2 million in total. Commission and legal fees related to the issuance totaled $4.0 million for the fiscal year ended May 31, 2024. The at the market offering was completed in December 2023.

Extinguishment of Noncontrolling Interest

On August 31, 2023, pursuant to the joint venture agreement, the minority partner in 1.21 Gigawatts LLC exercised the option to exchange their interest in the joint venture for approximately 1.5 million shares, or a value of $9.8 million, of the Company's common stock. We are now the sole member of 1.21 Gigawatts LLC and will report all activity as attributable to the Company in future periods.

AI Bridge Warrants

On April 26, 2024, we entered into Amendment No. 2 (the "AI Amendment") to the AI Bridge Loan pursuant to which the Company issued warrants to purchase up to 3,000,000 shares of common stock subject to certain adjustments to AI Bridge Funding LLC (the "AI Warrants"). The AI Warrants are exercisable upon payment of the applicable exercise price in cash or through cashless exercise for a period of five years. 1,500,000 AI Warrants have an exercise price of $10.00 per share of common stock and 1,500,000 AI Warrants have an exercise price of $7.50 per share of common stock. The AI Warrants were measured at fair value (see "Note 9 - Stockholders' Equity" for further discussion) and we recorded a loss on the fair value of the AI Warrants of $5.7 million in the consolidated statements of operations for the fiscal year ended May 31, 2024.

Series E Preferred Stock

On May 16, 2024, we entered into a Dealer Manager Agreement (the "Dealer Manager Agreement") with Preferred Capital Securities, LLC (the "Dealer Manager"), pursuant to which the Dealer Manager has agreed to serve as the Company's agent and dealer manager for our offering of up to 2,000,000 shares of Series E Redeemable Preferred Stock, par value $0.001 (the "Series E Preferred Stock").

Each share of Series E Preferred Stock is being offered at a public offering price of $25.00 per share (the "Stated Value"). Subject to the terms, conditions and limitations described in the Dealer Manager Agreement, we are required to pay to the Dealer Manager a dealer manager fee in an amount equal to 2% of the Stated Value per share of Series E Preferred Stock sold in the Offering and a selling commission of up to 6% of the Stated Value per share of Series E Preferred Stock sold in the Offering. As of May 31, 2024, there were no shares sold of the Series E Preferred Stock.

Roth Capital Partners LLC

During the month ended May 31, 2024, we began sales of common stock under a new "at the market" sale agreement with Roth Capital Partners, LLC pursuant to which we could sell up to $25 million in aggregate proceeds of common stock. As of May 31, 2024, we sold approximately 2.7 million shares for net proceeds of approximately $9.6 million in total. Commission and legal fees related to the issuance totaled $0.3 million for the fiscal year ended May 31, 2024. The at the market offering was completed in June 2024.

Debt Financing

Starion Term Loan

On July 25, 2022, APLD Hosting, LLC, our wholly owned subsidiary, entered into a loan agreement with Starion Bank and the Company as Guarantor (the "Starion Term Loan Agreement"). The Starion Term Loan Agreement provides for a term loan (the "Starion Term Loan") in the principal amount of $15.0 million with a maturity date of July 25, 2027. The Starion Term Loan is secured by the Jamestown hosting facility, a security interest in substantially all of the assets of APLD Hosting LLC, and interests in all master hosting agreements related to the Jamestown hosting facility.

The Starion Term Loan Agreement provides for an interest rate of 6.50% per annum. The Starion Term Loan Agreement contains customary covenants, representations and warranties and events of default. We also became subject to a debt service coverage ratio on May 31. 2024.

The City of Jamestown, North Dakota and Stutsman County's Economic Development Fund provides a multimillion-dollar economic development program, available to assist with expanding or relocating businesses. As part of financial packages, the Jamestown Stutsman Development Corporation (JSDC) makes direct loans, equity investments, and interest buy-downs to businesses. We have entered into an agreement with JDSC and Starion Bank which buys down the Company's interest rate to 1.5% for a period of 13 months through a loan and community bond (the "Starion Term Loan Buy-Down"). The loan totals $0.2 million and bears an interest rate of 2%, and the bond totals $0.5 million.

Vantage Garden City Loan

On November 7, 2022, APLD – Rattlesnake Den I, LLC, our wholly owned subsidiary, entered into a loan agreement (the "Vantage Garden City Loan Agreement") with Vantage Bank Texas and the Company, as guarantor, which agreement provides for a term loan (the "Vantage Garden City Loan") in the principal amount of $15.0 million. The Vantage Garden City Loan Agreement will be advanced in 16 installments for working capital needs for Rattlesnake Den I, LLC's data center in Garden City, Texas, with each installment not exceeding approximately $0.9 million for the costs and expenses of a building at our hosting facility in Garden City, Texas (the "Garden City Facility"). The unpaid principal amount of the Vantage Garden City Loan Agreement bears interest at a fixed rate of 6.15% per annum, and the Borrower may prepay the Vantage Garden City Loan Agreement, in whole or in part, without the payment of any fee or penalty. The Loan is secured by the leasehold interest on the Garden City Facility, a security interest in substantially all of the assets of the Rattlesnake Den I, LLC, and a security interest in the form of a collateral assignment of our rights and interests in the master hosting agreements related to the Garden City Facility and records and data relating thereto. The Vantage Garden City Loan Agreement matures April 26, 2028. The Vantage Garden City Loan Agreement contains customary representations, warranties, covenants and events of default. Total deferred costs related to the issuance of this loan total were $0.2 million.

During the third quarter of fiscal year 2024, we approved plans to sell its Garden City facility. In accordance with the original loan agreement, the sale of the Garden City facility would cause the associated loan to become immediately callable by the lender as those assets were pledged as collateral for the loan. As such, the outstanding balance on the loan of $12.8 million was due immediately. The transaction closed on April 1, 2024. We repaid the total balance of the Vantage Garden City Loan in connection with the closing of the transaction on April 1, 2024.

Starion Ellendale Loan

On February 16, 2023, APLD ELN-01 LLC, our wholly owned subsidiary, entered into a loan agreement with Starion Bank and the Company as Guarantor (the "Ellendale Loan Agreement"). The Ellendale Loan Agreement provides for a term loan (The "Ellendale Loan") in the principal amount of $20.0 million with a maturity date of February 3, 2028. The Ellendale Loan Agreement contains customary covenants, representations and warranties and events of default. The Ellendale Loan Agreement provides for an interest rate of 7.48% per annum. The Ellendale Loan is secured by the

Ellendale facility, a security interest in substantially all of the assets of APLD ELN-01 LLC, and a security interest in the form of a collateral assignment of Company's rights and interests in all master hosting agreements related to the Ellendale Facility and records and data relating thereto. As of May 31, 2024, deferred costs related to the issuance of this loan totaled $0.1 million. As of May 31, 2024, the total balance outstanding under the Ellendale Loan Agreement was $16.1 million.The proceeds of the loan under the Ellendale Loan Agreement were used to fund expansion of the Ellendale, North Dakota hosting data center.

AI Bridge Loan

On January 30, 2024, we issued an Unsecured Promissory Note (the "AI Bridge Loan") payable to AI Bridge Funding LLC (the "Lender"), providing for an unsecured loan in the aggregate principal amount of up to $20.0 million, of which $15.0 million was available immediately and funded upon the execution of the AI Bridge Loan. The obligation of the Lender to advance the remaining $5.0 million shall be in the Lender's sole discretion. The AI Bridge Loan will mature on January 30, 2026 and bears interest at a rate of 12.5% per annum.

Additionally, upon the receipt by us or any of our subsidiaries of any cash proceeds from either the incurrence of any indebtedness (other than the AI Bridge Loan) or the issuance of any equity interests in the Company, which net proceeds total more than $35.0 million, we shall apply such net proceeds toward the prepayment of the outstanding principal of the AI Bridge Loan. Pursuant to the terms of the AI Bridge Loan, we are obligated to pay to the Lender a repayment fee in an amount sufficient for the Lender to receive an aggregate amount equal to 1.25x the aggregate principal amount funded as loans by the Lender to us.

We elected to recognize the entire note at fair value under ASC 815, *Derivatives and Hedging*. During the fiscal year ended May 31, 2024, we recognized a $13.8 million loss on change in fair value of debt related to the AI Bridge Loan which is included in our consolidated statements of operations. During the fiscal fourth quarter 2024, the principal balance of the note, $20.0 million as of May 1, 2024, was converted into common stock pursuant to the terms of the AI Bridge Loan resulting in the Company issuing 8,421,146 in common stock to the Lender. Accordingly, the AI Bridge Loan and the reserve of shares for issuance thereunder have been extinguished. See "Note 9 - Stockholders' Equity" for further discussion on the Company's fair value considerations of the warrants issued.

Affiliates of the Lender are both an investor in B. Riley Financial, Inc. and also an investment management client of B. Riley Asset Management. As previously disclosed, our Chairman and Chief Executive Officer, served as the President of B. Riley Asset Management, and effective February 5, 2024, resigned from that position.

Vantage Transformer Loan

On February 8, 2024, APLD ELN-02 LLC, our wholly owned subsidiary, entered into a loan agreement with Vantage Bank and the Company as Guarantor (the "Vantage Transformer Loan"). The Vantage Transformer Loan provides for a term loan in the principal amount of $3.7 million with a maturity date of February 8, 2029. The Loan Agreement contains customary covenants, representations, warranties and events of default. The Vantage Transformer Loan provides for an interest rate of 6.50% per annum. The Vantage Transformer Loan is secured by a mortgage, security agreement and fixture financing statement covering certain real property situated in Dicey County, North Dakota. The proceeds of the Vantage Transformer Loan were used to fund a transformer for its HPC location in Ellendale. As of May 31, 2024, there was $3.6 million outstanding under the Vantage Transformer Loan. As of the date of this report, the Vantage Transformer Loan has been repaid in full.

B. Riley Loan

On May 23, 2023, Sai Computing LLC, one of our subsidiaries, entered into a Loan and Security Agreement (the "B. Riley Loan and Security Agreement") with B. Riley Commercial Capital, LLC and B. Riley Securities, with the Company as Guarantor. The B. Riley Loan and Security Agreement provides for a term loan of up to $50 million in the principal with an interest rate of 9.00% per annum (the "B. Riley Loan"). The proceeds of the B. Riley Loan were used to help fund the buildout of our Cloud Services Business and data centers, and for general corporate purposes and working capital.

During the fiscal year ended May 31, 2024, we borrowed an additional $8.0 million and early repaid the total outstanding balance of $44.5 million. Interest expense and deferred issuance cost amortization associated with the loan was

$0.7 million for the fiscal year ended May 31, 2024. We recognized a $2.5 million loss on debt extinguishment associated with the early repayment of the outstanding balance for the fiscal year ended May 31, 2024.

On February 5, 2024, we entered into a Termination of Loan and Security Letter (the "Termination Letter") with B. Riley Commercial Capital, LLC and B. Riley Securities, Inc. which terminated the B. Riley Loan and Security Agreement dated as of May 23, 2023, as amended, among the parties. At the time of the Termination Letter, all principal, interest and fees under the B. Riley Loan and Security Agreement had been paid in full. No early termination penalty was paid in connection with the Termination Letter.

Cornerstone Bank Loan

On February 28, 2024, APLD GPU-01, LLC, our wholly owned subsidiary, entered into a Loan Agreement with Cornerstone Bank and the Company as Guarantor (the "Cornerstone Bank Loan"). The Cornerstone Bank Loan provides for a term loan in the principal amount of $16.0 million with a maturity date of March 1, 2029. The Cornerstone Bank Loan contains customary covenants, representations, warranties and events of default. The Cornerstone Bank Loan provides for an interest rate of 8.59% per annum. The Cornerstone Bank Loan is secured by a security interest in multiple Terms of Service Agreements for HPC based systems related to AI Cloud Computing Services, which are to be serviced at the Jamestown hosting facility. The proceeds of the Cornerstone Bank Loan will be used to finance, in part, existing improvements to real property. As of May 31, 2024, there was $15.6 million outstanding under the Cornerstone Bank Loan.

Yorkville Convertible Debt

On March 27, 2024, we entered into the March PPA with YA. In accordance with the terms of the March PPA, YA Fund agreed to advance up to $50 million to us pursuant to two convertible unsecured promissory notes (as amended, the "Initial YA Notes"). We issued the first Promissory Note on March 27, 2024, in the principal amount of $40 million, less a five percent original issue discount. The second Promissory Note was issued in the principal amount of $10 million, less a five percent original issue discount, within two trading days after a resale registration statement described below is declared effective, which declaration occurred on April 23, 2024.

The Initial YA Notes are convertible into shares of the common stock. Pursuant to the terms of the Initial YA Notes, and except as set forth below, beginning on May 1, 2024, and so long as there is an outstanding balance under the Initial YA Notes, the YA Fund may, by providing a written conversion notice to the Company, convert a portion of the Initial YA Notes at a price per share equal to the lower of: (a) $6.00 and (b) 95% of the lowest daily volume weighted average price of the common stock during the five trading days immediately prior to the date of such conversion, subject to a floor price of $3.00, which floor price may be reduced from time to time by us or as provided in the Consent (as defined below). As of the date of this report, $26.0 million of the Initial YA Notes had been converted into approximately 7.4 million shares of common stock.

On May 24, 2024, we entered into the May PPA with YA Fund. In accordance with the terms of the May PPA, YA Fund agreed to advance $42.1 million, less a five percent original issue discount, to the Company pursuant to a convertible unsecured promissory note (as amended, the "May Note" and together with the Initial YA Notes, the "YA Notes"). In connection with the May PPA, we and YA Fund agreed to amend certain terms of the YA Notes, including amending the Monthly Maximum Amount (as defined in the YA Notes) to $16.0 million per month, in the aggregate, across the YA Notes.

The May Note is convertible into shares of the Company's common stock. Pursuant to the terms of the May Note, so long as there is an outstanding balance under the May Note, YA Fund may, by providing a written conversion notice to the Company, convert a portion of the May Note at a price per share equal to the lower of: (a) $8.00 and (b) 95% of the lowest daily volume weighted average price of the common stock during the five trading days immediately prior to the date of such conversion, subject to a floor price of $3.00, which floor price may be reduced from time to time by us or as provided in the Consent. As of the date of this report, $38.0 million of the May Note had been converted into approximately 8.8 million shares of common stock.

The YA Notes bear interest at an annual rate of zero percent (0%), provided, however, that for so long as an Event of Default (as defined in the YA Notes) has occurred and remains uncured, the interest on the principal outstanding balance under the outstanding Promissory Notes shall accrue at an annual rate of eighteen percent (18%). The Initial YA Notes mature on April 8, 2025 and the May Note matures on June 6, 2025. We incurred issuance costs and original issuance discounts totaling approximately $7.7 million associated with the issuance of the YA Notes. We have elected to present the Yorkville Convertible Debt at fair value in the consolidated balance sheets (see "Note 10 - Fair Value Measurements" for further discussion).

The aggregate principal amount outstanding under the YA Notes as of the date of this report is $28.1 million.

Recent Developments

Series E Preferred Stock

The Company has closed on several offerings of the Series E Preferred Stock subsequent to May 31, 2024. As of the date of this report, we sold approximately 301,673 shares of Series E Preferred Stock for net proceeds of approximately $6.9 million in total.

CIM Arrangement

On June 7, 2024, APLD Holdings 2 LLC ("APLD Holdings 2"), one of our subsidiaries, entered into a promissory note (the "CIM Promissory Note") with CIM APLD Lender Holdings, LLC (the "CIM Lender"). The CIM Promissory Note provides for an initial borrowing of $15 million, which was drawn on June 7, 2024, and subsequent borrowings of up to $110 million, which will be available subject to the satisfaction of certain conditions as outlined in the CIM Promissory Note. In addition to the initial borrowing, the Note includes an accordion feature that allows for up to an additional $75 million of borrowings. Principal amounts repaid under the Note will not be available for reborrowing. As of the date of this report, the total balance outstanding under the CIM Promissory Note is approximately $105 million. As partial consideration for the CIM Promissory Note, we issued warrants to purchase up to 9,265,366 shares of common stock to the CIM Lender in a registered direct offering.

On August 11, 2024, we and the CIM Lender entered into a Waiver Agreement (the "Waiver"), whereby the CIM Lender agreed to waive the satisfaction of certain conditions for the subsequent borrowings, allowing us to draw an additional $20 million (net of original discount and fees) of borrowings under the CIM Promissory Note. As partial consideration for the Waiver, we issued warrants to the CIM Lender to purchase up to 2,964,917 shares of common stock in a private placement pursuant to Section 4(a)(2) of the Securities Act.

Yorkville Amendment

In connection with the CIM Promissory Note, we also entered into a Consent, Waiver and First Amendment to Prepaid Advance Agreements (the "Consent") with YA Fund. In exchange for YA's consent to the transaction with the CIM Lender, we agreed to issue an aggregate of 100,000 shares of common stock to YA Fund and to conditionally lower the floor price from $3.00 to $2.00 so long as the daily VWAP is less than $3.00 per share of common stock for five out of seven trading days. We further agreed to deliver a security agreement whereby our subsidiary, Applied Digital Cloud Corporation, would grant a springing lien on substantially all of its assets subject to customary carve-outs to secure the promissory notes issued in favor of YA Fund. Pursuant to the Consent, YA Fund also consented to future project-level financing at the HPC Ellendale Facility.

In addition, pursuant to the terms of the Consent, certain provisions of the March PPA and the May PPA were amended as follows: if (i) the Registration Statement on Form S-3 filed by the Company on April 15, 2024 (the "April Registration Statement") becomes ineffective, (ii) the Registration Statement on Form S-1 filed by the Company on May 31, 2024 (the "May Registration Statement") is not declared effective by the SEC by July 8, 2024 (the "Effectiveness Deadline"), or (iii) the May Registration Statement becomes ineffective, then starting on the Effectiveness Deadline and continuing until the earlier of (i) the date on which the YA Notes are no longer outstanding, and (ii) the date on which (A) if the May Note is outstanding, the May Registration Statement is effective, and (B) if the Initial Notes are outstanding, the April Registration Statement is effective, we are obligated to prepay the YA Notes (on a pro rata basis) in equal weekly installments of either $2.5 million in cash or $5.0 million in shares of common stock as determined by YA Fund in its sole discretion. If YA Fund elects to make such prepayments in shares of common stock, YA Fund will receive a number of shares of common stock equal to (x) $5 million, divided by (y) an amount equal to 95% of the lowest daily VWAP during the five trading day period ending on the trading day immediately before the payment date.

Increase In Authorized Shares

On June 11, 2024, we filed a Certificate of Amendment to our Second Amended and Restated Articles of Incorporation, as amended (the "Certificate of Amendment"). Pursuant to the Certificate of Amendment, the number of authorized shares of common stock was increased to 300,000,000. The Certificate of Amendment became effective upon filing on June 11, 2024.

At-the-Market Sales Agreement

On July 9, 2024, we entered into the Sales Agreement. Up to $125,000,000 of shares of our common stock may be issued if and when sold pursuant to the Sales Agreement. As of the date of this report, approximately 2.9 million shares of our common stock have been issued and sold under the Sales Agreement for approximate proceeds to us of $16.4 million.

Garden City Release of Escrow Funds

On July 30, 2024, we announced that the conditional approval requirements related to the release of the escrowed funds from the sale of our Garden City hosting facility have been met. As of the date of this report, we have received the remaining $25 million of the purchase price, previously held in escrow pending such conditional approval.

SEPA

On August 28, 2024, the Company entered into the SEPA, which was amended on August 29, 2024. Pursuant to the SEPA, subject to certain conditions and limitations, the Company has the option, but not the obligation, to sell to YA Fund, and YA Fund must subscribe for, an aggregate amount of up to $250.0 million of common stock, at the Company's request any time during the commitment period commencing on September 30, 2024, and terminating on the first day of the month next following the 36-month anniversary of September 30, 2024, as further described in Item 9B(a) below.

In connection with the execution of the SEPA, the Company agreed to pay a structuring fee (in cash) to YA Fund in the amount of $25,000. Additionally, the Company agreed to pay a commitment fee of $2,125,000 to YA Fund, payable on the date of the SEPA, in the form of the issuance of 456,287 shares of common stock (the "Commitment Shares"), representing $2,125,000 divided by the average of the daily VWAPs of the common stock during the three trading days immediately prior to August 28, 2024.

Pursuant to the SEPA, the Company agreed to file a registration statement with the SEC for the resale under the Securities Act by YA Fund of the common stock issued under the SEPA, including the Commitment Shares. The Company shall not have the ability to request any advances under the SEPA until such resale registration statement is declared effective by the SEC.

Results of Operations

Results of Operations for the fiscal year ended May 31, 2024 compared to fiscal year ended May 31, 2023

The following table sets forth key components of the results of operations of Applied Digital Corporation during the fiscal year ended May 31, 2024 and 2023 (in thousands).

		Fiscal Year Ended		
		May 31, 2024		May 31, 2023
Revenues				
Revenue	$	150,814	$	40,984
Related party revenue		14,761		14,408
Total revenue		165,575		55,392
Costs and expenses:				
Cost of revenues		148,340		44,388
Selling, general and administrative [1]		98,461		55,059
Loss on classification as held for sale		15,417		—
Loss from legal settlement		2,380		—
Total costs and expenses		264,598		99,447
Operating loss		(99,023)		(44,055)
Interest expense, net [2]		26,832		1,980
Loss on change in fair value of debt		7,401		—
Loss on change in fair value of related party debt		13,812		—
Loss on extinguishment of debt [3]		2,507		94
Net loss before income tax expenses		(149,575)		(46,129)
Income tax expense (benefit)		96		(523)
Net loss		(149,671)		(45,606)
Net loss attributable to noncontrolling interest		(397)		(960)
Net loss attributable to Applied Digital Corporation	$	(149,274)	$	(44,646)
Basic and diluted net loss per share attributable to Applied Digital Corporation	$	(1.31)	$	(0.48)
Basic and diluted weighted average number of shares outstanding		114,061,414		93,976,233
Adjusted Amounts [4]				
Adjusted operating (loss) income	$	(50,991)	$	(7,320)
Adjusted operating margin		(31)%		(13)%
Adjusted net (loss) income attributable to Applied Digital Corporation	$	(77,522)	$	(7,912)
Adjusted net (loss) income attributable to Applied Digital Corporation per diluted share	$	(0.68)	$	(0.08)
Other Financial Data [4]				
EBITDA	$	(42,986)	$	(35,922)
as a percentage of revenues		(26)%		(65)%
Adjusted EBITDA	$	24,459	$	812
as a percentage of revenues		15 %		1 %

[1] Includes related party selling, general and administrative expense of $0.6 million and $0.1 million for the fiscal years ended May 31, 2024 and May 31, 2023, respectively.

[2] Includes related party interest expense of $5.7 million and $0.1 million for the fiscal years ended May 31, 2024 and May 31, 2023, respectively.

[3] Amounts included in the fiscal year ended May 31, 2024 are related to the extinguishment of related party debt.

(4) Adjusted Amounts and Other Financial Data are non-GAAP performance measures. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Measures and Reconciliation" section of Management's Discussion and Analysis.

Commentary on Results of Operations for the fiscal year ended May 31, 2024 compared to the fiscal year ended May 31, 2023

Revenues

Revenue increased $109.8 million, or 268%, from $41.0 million for the fiscal year ended May 31, 2023 to $150.8 million for the fiscal year ended May 31, 2024, which increase was primarily driven by increased capacity across the Company's three Data Center Hosting facilities between the periods, as well as the Company beginning to recognize revenue from its Cloud Services Business segment in the third quarter of the fiscal year ended May 31, 2024 as a result of the launch of services provided by the Cloud Services Business during that year.

Related party revenue increased $0.4 million, or 2%, from $14.4 million for the fiscal year ended May 31, 2023 to $14.8 million for the fiscal year ended May 31, 2024, primarily driven by increased uptime at the Company's Jamestown, North Dakota facility throughout the period.

Cost of revenues

Cost of revenues increased by $104.0 million, or 234%, from $44.4 million for the fiscal year ended May 31, 2023 to $148.3 million for the fiscal year ended May 31, 2024. The increase was primarily driven by the growth in the business as more facilities were energized and more services were provided to customers compared to the fiscal year ended May 31, 2023. The changes in cost of revenues are categorized as follows:

- approximately $42.9 million increase in energy costs;
- approximately $40.1 million increase in depreciation and amortization expense due to an increase in owned and leased assets;
- approximately $7.9 million increase in personnel expenses for employee costs directly attributable to generating revenue resulting from increased headcount due to the growth in the business;
- approximately $5.9 million increase in lease and related expenses for the use of data center space to support the Company's Cloud Services Business; and
- approximately $7.2 million increase in other expenses directly attributable to revenue generation.

Selling, general and administrative expense

Selling, general and administrative expense increased by $43.4 million, or 79%, from $55.1 million for the fiscal year ended May 31, 2023 to $98.5 million for the fiscal year ended May 31, 2024. The increase was primarily due to the overall growth in the business. The change in selling, general and administrative expense is categorized as follows:

- approximately $27.7 million increase in depreciation and amortization expense due to an increase in owned and leased assets that are not yet being used to generate revenue;
- approximately $13.0 million increase in other expenses such as operating leases expense for data center space not yet being used to generate revenue;
- approximately $9.0 million increase in professional service expenses related to legal services provided on discrete transactions and projects as well as general support of the business;
- approximately $6.8 million increase in personnel expenses largely driven by increases in headcount to support the business; and
- approximately $4.0 million increase in other selling, general, and administrative expense such as insurance premiums and computer and software expenses.

Loss on classification of held for sale

Loss on classification of held for sale was $15.4 million for the fiscal year ended May 31, 2024 due to the write down of the Garden City assets to their fair market value as part of the planned sale of that facility. There were no such losses recorded in the prior year comparative period.

Loss from Legal Settlement

Loss from legal settlement was $2.4 million for the fiscal year ended May 31, 2024 primarily due to a settlement agreement entered into by the Company with respect to employment-related claims by a former executive. The terms of the confidential settlement include payment to the claimant of $2.3 million. There were no such losses recorded in the prior year comparative period.

Interest expense, net

Interest expense, net increased $24.9 million, or 1255% , from $2.0 million for the fiscal year ended May 31, 2023 to $26.8 million for the fiscal year ended May 31, 2024 primarily driven by increases in finance leases and debt obligations between periods.

Loss on change in fair value of debt

Loss on change in fair value of debt was $7.4 million for the fiscal year ended May 31, 2024 due to the valuation associated with the Company's borrowings under the Yorkville Advisors Loan. There were no such losses recorded in the prior year comparative period.

Loss on change in fair value of related party debt

Loss on change in fair value of related party debt was $13.8 million for the fiscal year ended May 31, 2024. Approximately $8.1 million was due to the valuation associated with the Company's borrowings under the AI Bridge Loan and $5.7 million was due to the valuation associated with warrants issued to AI Bridge Funding LLC. There were no such losses recorded in the prior year comparative period.

Loss on extinguishment of debt

Loss on extinguishment of debt increased $2.4 million from $0.1 million for the fiscal year ended May 31, 2023 to $2.5 million for the fiscal year ended May 31, 2024. The increase was driven by the termination fees to extinguish the B. Riley related party loan during the fiscal year ended May 31, 2024.

Income tax benefit

Income tax benefit decreased $0.6 million, or 118%, from a $0.5 million benefit for the fiscal year ended May 31, 2023 to a $0.1 million expense for the fiscal year ended May 31, 2024. This change was driven by a change in valuation allowance for the fiscal year ended May 31, 2024 compared to the fiscal year ended May 31, 2023.

Non-GAAP Measures

To supplement our consolidated financial statements presented under GAAP, we are presenting certain non-GAAP financial measures. We are providing these non-GAAP financial measures to disclose additional information to facilitate the comparison of past and present operations by providing perspective on results absent one-time or significant non-cash items. We utilize these measures in the business planning process to understand expected operating performance and to evaluate results against those expectations. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results, provide management and investors with an additional understanding of our business operating results regarding factors and trends affecting our business and provide a reasonable basis for comparing our ongoing results of operations.

These non-GAAP financial measures are provided as supplemental measures to the Company's performance measures calculated in accordance with GAAP and therefore, are not intended to be considered in isolation or as a substitute for comparable GAAP measures. Further, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. Because of the non-standardized definitions of non-GAAP financial measures, we caution investors that the non-GAAP financial measures as used by us in this Annual Report on Form 10-K have limits in their usefulness to investors and may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. Further, investors should be aware that when evaluating these non-GAAP financial measures, these measures should not be construed as an inference that the Company's future results will be unaffected by unusual or non-recurring items. In addition, from time to time in the future there may be items that we may exclude for purposes of our non-GAAP financial measures and we may in the future cease to exclude items that we have historically excluded for purposes of our non-GAAP financial measures. Likewise, we may determine to modify the nature of the adjustments to arrive at our non-GAAP financial measures. Investors should review the non-GAAP reconciliations provided below and not rely on any single financial measure to evaluate the Company's business.

Change in Presentation

Beginning in the fiscal third quarter of 2024, the Company updated its presentation of non-GAAP financial measures. As a result of this updated presentation, the Company no longer excludes start-up costs as an adjustment to operating loss, net loss, or EBITDA in our calculation of Adjusted operating loss, Adjusted net loss attributable to Applied Digital Corporation, Adjusted net loss attributable to Applied Digital Corporation per diluted share, and Adjusted EBITDA. EBITDA, Adjusted EBITDA, Adjusted net loss attributable to Applied Digital Corporation, and Adjusted net loss attributable to Applied Digital Corporation per diluted share are non-GAAP financial measures and are defined below.

Adjusted Operating Loss, Adjusted Net Loss, and Adjusted Net Loss per Diluted Share

"Adjusted Operating Loss" and "Adjusted Net Loss" are non-GAAP financial measures that represent operating loss and net loss, respectively, excluding stock-based compensation, non-recurring repair expenses, diligence, acquisition, disposition and integration expenses, litigation expenses, non-recurring research and development expenses, loss on classification of held for sale, accelerated depreciation and amortization, and loss on legal settlement. Adjusted Net Loss is Adjusted Operating Loss further adjusted for the losses associated with changes in fair value of debt, related party debt and warrants issued to to related parties, as well as the loss on extinguishment of debt. We define "Adjusted Net Loss per Diluted Share" as Adjusted Net Loss divided by weighted average diluted share count.

EBITDA and Adjusted EBITDA

"EBITDA" is defined as earnings before interest, taxes, and depreciation and amortization. "Adjusted EBITDA" is defined as EBITDA adjusted for stock-based compensation, non-recurring repair expenses, diligence, acquisition, disposition and integration expenses, litigation expenses, non-recurring research and development expenses, loss on classification as held for sale, accelerated depreciation and amortization, the losses associated with changes in fair value of debt, related party debt and warrants issued to related parties, as well as the loss on extinguishment of debt and the loss on legal settlement.

Reconciliation of GAAP to Non-GAAP Measures

	Fiscal Year Ended	
$ in thousands	May 31, 2024	May 31, 2023
Adjusted operating loss		
Operating loss (GAAP)	$ (99,023)	$ (44,055)
Stock-based compensation	17,108	32,072
Non-recurring repair expenses [a]	1,224	—
Diligence, acquisition, disposition and integration expenses [b]	5,838	2,164
Litigation expenses [c]	1,589	—
Research and development expenses [d]	169	893
Loss on classification as held for sale	15,417	—
Accelerated depreciation and amortization [e]	4,307	—
Loss on legal settlement	2,380	—
Other non-recurring expenses [f]	—	1,606
Adjusted operating loss (Non-GAAP)	$ (50,991)	$ (7,320)
Adjusted operating margin	(31)%	(13)%

Adjusted net loss attributable to Applied Digital Corporation

Net loss attributable to Applied Digital Corporation (GAAP)	$	(149,274)	$ (44,646)
Stock-based compensation		17,108	32,072
Non-recurring repair expenses [a]		1,224	—
Diligence, acquisition, disposition and integration expenses [b]		5,838	2,164
Litigation costs [c]		1,589	—
Research and development expenses [d]		169	893
Loss on classification as held for sale		15,417	—
Accelerated depreciation and amortization [e]		4,307	—
Loss on change in fair value of debt		7,401	—
Loss on change in fair value of related party debt		8,116	—
Loss on fair value of warrants issued to related parties		5,696	—
Loss on extinguishment of debt		2,507	94
Loss on legal settlement		2,380	—
Other non-recurring expenses [f]		—	1,511
Adjusted net loss attributable to Applied Digital Corporation (Non-GAAP)	$	(77,522)	$ (7,912)
Adjusted net loss attributable to Applied Digital Corporation per diluted share (Non-GAAP)	$	(0.68)	$ (0.08)

EBITDA and Adjusted EBITDA

Net loss attributable to Applied Digital Corporation (GAAP)	$	(149,274)	$ (44,646)
Interest expense, net		26,832	1,980
Income tax expense (benefit)		96	(523)
Depreciation and amortization [e]		79,360	7,267
EBITDA (Non-GAAP)	$	(42,986)	$ (35,922)
Stock-based compensation		17,108	32,072
Non-recurring repair expenses [a]		1,224	—
Diligence, acquisition, disposition and integration expenses [b]		5,838	2,164
Litigation expenses [c]		1,589	—
Research and development expenses [d]		169	893
Loss on classification as held for sale		15,417	—
Loss on change in fair value of debt		7,401	—
Loss on change in fair value of related party debt		8,116	—
Loss on fair value of warrants issued to related parties		5,696	—
Loss on extinguishment of debt		2,507	94
Loss on legal settlement		2,380	—
Other non-recurring expenses [f]		—	1,511
Adjusted EBITDA (Non-GAAP)	$	24,459	$ 812

[a] Represents costs incurred in the repair and replacement of equipment at the Company's Ellendale data center hosting facility as a result of the previously disclosed power outage.

[b] Represents legal, accounting and consulting costs incurred in association with certain discrete transactions and projects.

[c] Represents non-recurring litigation expense associated with the Company's defense of class action lawsuits and legal fees related to matters with certain former employees. The Company does not expect to incur these expenses on a regular basis.

(d)   Represents specific non-recurring research and development activities related to the Company's business expansion that the Company does not expect to incur on a regular basis.

(e)   Represents the acceleration of expense related to transformers that were abandoned by the Company due to operational failure or other reasons. Depreciation and amortization in this amount is included in Depreciation and Amortization expense within the Company's calculation of EBITDA, and therefore is not added back as a management adjustment in the Company's calculation of Adjusted EBITDA.

(f)   Represents expenses that are not representative of the Company's expected ongoing costs and is presented for comparative purposes only.

Sources of Liquidity and Capital Resources

As of May 31, 2024, we had unrestricted cash and cash equivalents of $3.3 million and negative working capital of $355.3 million, inclusive of assets held for sale. Historically we have incurred losses and have relied on equity and debt financings to fund our operations. We have primarily generated cash in the last 12 months from the proceeds of our term and related party loans, issuance of common stock, and the receipt of contractual deposits and revenue payments from customers.

See "Note 6 - Related Party Transactions" and "Note 7 - Debt" in the notes to the consolidated financial statements included in this Annual Report on Form 10-K for more information on our term and related party loans.

On May 23, 2023, we received funding of $36.5 million, net of issuance fees, pursuant to the B. Riley Loan and Security Agreement. During the fiscal year ended May 31, 2024, we borrowed an additional $8.0 million and early repaid the total outstanding balance of $44.5 million. Interest expense and deferred issuance cost amortization associated with the loan was $0.7 million for the fiscal year ended May 31, 2024. We recognized a $2.5 million loss on debt extinguishment associated with the early repayment of the outstanding balance for the fiscal year ended May 31, 2024. See "Note 6 - Related Party Transactions" and "Note 6 – Related Party Transactions" for further discussion of the B. Riley Loan and Security Agreement.

On June 27, 2023, we began issuing and selling common stock under an "at the market" sales agreement, with Craig-Hallum Capital, pursuant to which we may sell up to $125 million in aggregate proceeds from sales of common stock. During the fiscal year ended May 31, 2024, we sold approximately 18.9 million shares in total. Net proceeds, less commission and legal fees of approximately $4.0 million, were approximately $121.2 million. The at the market offering was completed in December 2023.

On January 30, 2024, we issued the AI Bridge Loan and received $15 million, net of issuance fees. See "Note 6 –Related Party Transactions" for further discussion of the AI Bridge Loan.

On February 8, 2024, we received funding of $3.6 million, net of issuance fees, pursuant to the Vantage Transformer Loan. The proceeds of the Vantage Transformer Loan were used to fund a transformer for our HPC location in Ellendale. See "Note 7 – Debt" for further discussion of the Vantage Transformer Loan.

On March 14, 2024, APLD – Rattlesnake Den I LLC, our subsidiary, entered into a purchase and sale agreement with Mara Garden City LLC, a Delaware limited liability company and a subsidiary of Marathon Digital Holdings, Inc., pursuant to which Rattlesnake Den I agreed to sell to Mara Garden City LLC its data center facility located in Garden City, Texas. The Garden City Transaction closed on April 1, 2024 and we received net cash proceeds of approximately $61.1 million. In addition, as of the date of this report, we have received the remaining $25 million of the purchase price held in escrow.

During the fiscal year ended May 31, 2024, we received $148.1 million in payments for future data center hosting services.

Further, during March 2024, we received funding under the Cornerstone Bank Loan. The funding, net of issuance fees, totaled $15.7 million. See "Note 7 - Debt" for further discussion of the Cornerstone Bank Loan.

On March 27, 2024, we entered into the March PPA with YA Fund. In accordance with the terms of the March PPA, on March 27, 2024, YA Fund agreed to advance to us up to $50 million, pursuant to the Initial YA Notes. On May 24, 2024, we entered into the May PPA with YA Fund. In accordance with the terms of the May PPA, YA Fund agreed to advance $42.1 million, less a five percent original issue discount, to the Company pursuant the May Note.

On May 16, 2024, we entered into the Dealer Manager Agreement with the "Dealer Manager, pursuant to which the Dealer Manager has agreed to serve as our agent and dealer manager for our offering of up to 2,000,000 shares of Series E Preferred Stock. As of the date of this report, we sold approximately 301,673 shares of Series E Preferred Stock for net proceeds of approximately $6.9 million in total.

During the month ended May 31, 2024, we began sales of common stock under a new "at the market" sale agreement with Roth Capital Partners, LLC pursuant to which we could sell up to $25 million in aggregate proceeds of common stock. As of the date of this report, we have sold approximately 2.7 million shares for net proceeds of approximately $9.6 million in total. Commission and legal fees related to the issuance totaled $0.3 million. The at the market offering was completed in June 2024.

Funding Requirements

We have experienced net losses through the period ended May 31, 2024. Our transition to profitability is dependent on the successful operation of our three lines of business.

We expect to have sufficient liquidity, including cash on hand, payments from customers, access to debt financing, and access to public capital markets, to support ongoing operations and meet our working capital needs for at least the next 12 months and all of our known requirements and plans for cash. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our ongoing operations and development plans. We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case, we would be required to obtain additional financing sooner than currently projected, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We expect that our general and administrative expenses and our operating expenditures will continue to increase as we continue to expand our operations. We believe that the significant investments in property and equipment will remain throughout fiscal year 2025 as we continue construction of our HPC hosting facilities and acquire assets to support our Cloud Services Business.

Summary of Cash Flows

The following table provides information about the Company's net cash flow for the fiscal year ended May 31, 2024 and May 31, 2023, respectively.

		Fiscal Year Ended		
$ in thousands		May 31, 2024		May 31, 2023
Net cash provided by operating activities	$	13,793	$	58,735
Net cash used in investing activities		(172,436)		(132,088)
Net cash provided by financing activities		146,757		70,628
Net decrease in cash and cash equivalents		(11,886)		(2,725)
Cash, cash equivalents, and restricted cash at beginning of year		43,574		46,299
Cash, cash equivalents, and restricted cash at end of period	$	31,688	$	43,574

Commentary on the change in cash flows between the Fiscal Years Ended May 31, 2024 and May 31, 2023

Operating Activities

The net cash provided by operating activities decreased by $44.9 million, or 77%, from $58.7 million for the fiscal year ended May 31, 2023 to $13.8 million for the fiscal year ended May 31, 2024. The primary reasons for the change were a decrease in revenue prepayments received relative to revenue earned during the fiscal year ended May 31, 2024, as well as an increase in payments associated with our operating leases, partially offset by a large increase in accounts payable.

<u>Investing Activities</u>

The net cash used in investing activities increased by $40.3 million, from $132.1 million for the fiscal year ended May 31, 2023 to $172.4 million for the fiscal year ended May 31, 2024. The primary reason for the change was an increase in lease prepayments made for leases on hosting equipment to support the Company's Cloud Services Business during the fiscal year ended May 31, 2024.This increase was partially offset by a decrease in investments in property and equipment during the fiscal year ended May 31, 2024 as the Company's payments in the comparative periods for construction of the Ellendale, North Dakota and Garden City, Texas data center hosting facilities outpaced current period construction payments for the Garden City hosting facility and the Company's HPC data centers.

<u>Financing Activities</u>

The net cash provided by financing activities increased by $76.1 million, or 108%, from $70.6 million for the fiscal year ended May 31, 2023 to $146.8 million for the fiscal year ended May 31, 2024. The primary reasons for the change were the receipt of net proceeds from the Company's common stock offerings, the YA Notes and the increase in related party debt proceeds, which were partially offset by an increase in debt repayments and an increase in finance lease payments during the fiscal year ended May 31, 2024.

Off Balance Sheet Arrangements

None.

Recent Accounting Pronouncements

For a discussion of recently issued financial accounting standards, refer to "Note 2 - Basis of Presentation and Significant Accounting Policies", in Part II, Item 8 of this Annual Report on Form 10-K.

Critical Accounting Estimates and Significant Judgements

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

We have identified three reportable business segments: data center hosting ("Data Center Hosting Business"), cloud services ("Cloud Services Business") and high-performance compute hosting ("HPC Hosting Business"). Intercompany transactions between segments are excluded for management reporting purposes.

The Data Center Hosting Business operates data centers to provide energized space to crypto mining customers. Customer-owned hardware is installed in our facilities and we provide operational and maintenance services for a fixed fee.

The Cloud Services Business operates through our wholly owned subsidiary, Applied Digital Cloud, and provides cloud services to customers, such as AI and machine learning developers, to develop their advanced products. Customers pay us a fixed rate in exchange for an energized space supported by Company-provided equipment primarily at facilities owned and operated by third parties.

The HPC Hosting Business designs, builds, and operates data centers which are designed to support HPC applications using advanced and sophisticated infrastructures to provide services to customers.

Revenue Recognition

Data Center Hosting Revenue

We provide energized space to customers who locate their hardware within our co-hosting facility. All Data Center Hosting performance obligations are achieved simultaneously by providing the hosting environment for the customers' operations. Customers pay us a fixed rate in exchange for an energized space supported by customer-provided equipment. Revenue is recognized based on the contractual fixed rate, net of any credits for non-performance, over the term of the agreements. Any ancillary revenue for other services is generally recognized at a point in time when the services are complete. Customer contracts include advance payment terms. All advanced service payments are recorded as deferred revenue and are recognized as revenue once the related service is provided.

Cloud Services Revenue

We also provide managed cloud infrastructure services to customers, such as AI and machine learning developers, to help develop their advanced products. Customers pay us a fixed rate in exchange for managed cloud services supported by Company-provided equipment. Revenues are recognized based on the fixed rate, net of any credits for non-performance, over the term of the agreements.

Revenue by segment (excluding the HPC Hosting Business as that segment has no revenue) was as follows (in thousands):

| | Fiscal year ended | |
	May 31, 2024	May 31, 2023
Data Center Hosting Business	$ 136,618	$ 55,392
Cloud Services Business	28,957	—
Total revenue	$ 165,575	$ 55,392

Stock-based Compensation

We account for stock-based compensation with performance conditions by recognizing expense ratably over the requisite service period once we conclude that it is probable that the performance conditions will be achieved. Our conclusion as to the probability of achievement is complex and requires judgment. In addition, we make estimates around the service period for certain performance awards that are probable of being achieved. We may revise our estimate when we determine that it is probable that the performance condition will be achieved within a different time period.

We reassess the probability related to vesting and the requisite service period at each reporting period, and recognize a cumulative catch up adjustment for such changes in our probability assessment in subsequent reporting periods. Our determination of probability is based on historical metrics, future projections, and our historical performance against such projections.

Fair Value Measurements

AI Warrants

We measure the AI Warrants issued to AI Bridge Funding LLC (See "Note 9 - Stockholders' Equity" for further discussion) at fair value. We engaged a third party valuation specialist to assist management in its determination of the fair value of the AI Warrants using a Black-Scholes Option Pricing model. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield, which are considered Level 3 inputs.

Yorkville Convertible Debt

The fair value of the YA Notes was calculated on an as-converted basis using quoted market prices of our outstanding common stock as of May 31, 2024. In assuming full conversion of the outstanding debt balance, we used the same terms as the YA Notes, including a 5% discount on the lowest daily volume weighted average price for the 5 days preceding May 31, 2024. Using a conversion price of $4.01 per share, we estimated the number of shares that would need to be issued to settle the debt to be 18,969,939 shares. Applying the stock price on close of market May 31, 2024 of $4.23 per share, management determined the fair value of the YA Notes to be $80.2 million. The Company recorded a loss on the change in fair value of debt of $7.4 million in its consolidated statements of operations.

Impairment of Long-Lived Assets

Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We also evaluate the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. When indicators of impairment are present, we determine the recoverability of our long-lived assets by comparing the carrying value of our long-lived assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the estimated future undiscounted cash flows demonstrate the long-lived assets are not recoverable, an impairment loss would be calculated based on the excess of the carrying amounts of the long-lived assets over their fair value.

The Company recorded impairment expense on long-lived assets of $0.5 million and $0.2 million for the fiscal years ended May 31, 2024 and 2023, respectively.

Going Concern

On a quarterly basis, we assess going concern uncertainty for our consolidated financial statements to determine if we have sufficient cash and cash equivalents on hand and working capital to operate for a period of at least one year from the date our consolidated financial statements are issued or are available to be issued (the "look-forward period"). Based on conditions that are known and reasonably knowable to us, we consider various scenarios, forecasts, projections, and estimates, and we make certain key assumptions, including the timing and nature of projected cash expenditures or programs, among other factors, and our ability to delay or curtail those expenditures or programs within the look-forward period, if necessary. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company's ability to continue as a going concern those uncertainties are disclosed.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences that exist between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as tax attributes such as net operating loss, capital loss and tax credits carryforwards on a taxing jurisdiction basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected more likely than not to be realized in the future. A tax benefit from an uncertain income tax position may be recognized in the financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Any subsequent changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this Item.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Applied Digital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Applied Digital Corporation (the "Company") as of May 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended May 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2020.

New York, NY
August 30, 2024

APPLIED DIGITAL CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and par value data)

		May 31, 2024		May 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,339	$	28,999
Restricted cash		21,349		14,575
Accounts receivable		3,847		82
Prepaid expenses and other current assets		1,343		2,012
Current assets held for sale		384		—
Total current assets		30,262		45,668
Property and equipment, net		340,381		198,151
Operating lease right of use assets, net		153,611		1,290
Finance lease right of use assets, net		218,683		14,303
Other assets		19,930		4,545
TOTAL ASSETS	$	762,867	$	263,957
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	116,117	$	6,446
Accrued liabilities		26,282		9,960
Current portion of operating lease liability		21,705		320
Current portion of finance lease liability		107,683		5,722
Current portion of debt		10,082		7,950
Current portion of debt, at fair value		35,836		—
Customer deposits		13,819		32,560
Related party customer deposits		1,549		3,810
Deferred revenue		37,674		47,168
Related party deferred revenue		1,692		1,524
Due to customer		13,002		—
Other current liabilities		96		—
Total current liabilities		385,537		115,460
Long-term portion of operating lease liability		109,740		1,005
Long-term portion of finance lease liability		63,288		8,334
Long-term debt ($44,407 as of May 31, 2024, and $0 as of May 31, 2023 at fair value)		79,472		33,222
Long-term related party loan		—		35,257
Other long-term related party liabilities		—		1,000
Total liabilities		638,037		194,278
Commitments and contingencies				
Stockholders' equity:				
Common stock, $0.001 par value, 166,666,667 shares authorized, 144,083,944 shares issued and 139,051,142 shares outstanding at May 31, 2024, and 100,927,358 shares issued and 95,925,630 shares outstanding at May 31, 2023		144		101
Treasury stock, 5,032,802 shares at May 31, 2024 and 5,001,728 shares at May 31, 2023, at cost		(62)		(62)
Additional paid in capital		374,738		160,194
Accumulated deficit		(249,990)		(100,716)
Total stockholders' equity attributable to Applied Digital Corporation		124,830		59,517
Noncontrolling interest		—		10,162
Total stockholders' equity including noncontrolling interest		124,830		69,679
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	762,867	$	263,957

See accompanying notes to the consolidated financial statements

APPLIED DIGITAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Fiscal Year Ended	
	May 31, 2024	May 31, 2023
Revenue:		
Revenue	$ 150,814	$ 40,984
Related party revenue	14,761	14,408
Total revenue	165,575	55,392
Costs and expenses:		
Cost of revenues	148,340	44,388
Selling, general and administrative [(1)]	98,461	55,059
Loss on classification as held for sale	15,417	—
Loss from legal settlement	2,380	—
Total costs and expenses	264,598	99,447
Operating loss	(99,023)	(44,055)
Interest expense, net [(2)]	26,832	1,980
Loss on change in fair value of debt	7,401	—
Loss on change in fair value of related party debt	13,812	—
Loss on extinguishment of debt [(3)]	2,507	94
Net loss before income tax expenses	(149,575)	(46,129)
Income tax expense (benefit)	96	(523)
Net loss	(149,671)	(45,606)
Net loss attributable to noncontrolling interest	(397)	(960)
Net loss attributable to Applied Digital Corporation	$ (149,274)	$ (44,646)
Basic and diluted net loss per share attributable to Applied Digital Corporation	$ (1.31)	$ (0.48)
Basic and diluted weighted average number of shares outstanding	114,061,414	93,976,233

[(1)]   Includes related party selling, general and administrative expense of $0.6 million and $0.1 million for the fiscal years ended May 31, 2024 and May 31, 2023, respectively.

[(2)]   Includes related party interest expense of $5.7 million and $0.1 million for the fiscal years ended May 31, 2024 and May 31, 2023, respectively.

[(3)]   Amounts included in the fiscal year ended May 31, 2024 are related to the extinguishment of related party debt.

See accompanying notes to the consolidated financial statements and, specifically, Note 6 - Related Party Transactions for further discussion of related party transactions.

APPLIED DIGITAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended May 31, 2024 and 2023
(In thousands, except per share data)

	Common Stock		Treasury Stock		Additional Paid in Capital	Accumulated Deficit	Stockholders' Equity	Noncontrolling interest	Total Equity
	Shares	Amount	Shares	Amount					
Balance, May 31, 2022	97,837,703	$ 98	(36,296)	$ (62)	$ 128,293	$ (56,070)	$ 72,259	$ 6,976	$ 79,235
Issuance of common stock from stock plans	3,089,655	3	—	—	(3)	—	—	—	—
Tax payments for restricted stock upon vesting	—	—	—	—	(168)	—	(168)	—	(168)
Stock-based compensation	—	—	—	—	32,072	—	32,072	—	32,072
Capital contribution to noncontrolling interest	—	—	—	—	—	—	—	4,146	4,146
Common stock forfeited	—	—	(4,965,432)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(44,646)	(44,646)	(960)	(45,606)
Balance, May 31, 2023	100,927,358	101	(5,001,728)	(62)	160,194	(100,716)	59,517	10,162	69,679
Shares issued in offering, net of costs	21,600,722	23	—	—	130,826	—	130,849	—	130,849
Issuance of common stock from stock plans	6,894,166	6	—	—	(6)	—	—	—	—
Tax payments for restricted stock upon vesting	—	—	—	—	(861)	—	(861)	—	(861)
Conversions of debt	13,213,727	13	—	—	52,047	—	52,060	—	52,060
Issuance of warrants, at fair value	—	—	—	—	5,696	—	5,696	—	5,696
Share cancellations	(36,296)	—	(31,074)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	17,362	—	17,362	—	17,362
Stock issuance costs	—	—	—	—	(284)	—	(284)	—	(284)
Net loss	—	—	—	—	—	(149,274)	(149,274)	(397)	(149,671)
Extinguishment of noncontrolling interest	1,484,267	1	—	—	9,764	—	9,765	(9,765)	—
Balance, May 31, 2024	144,083,944	$ 144	(5,032,802)	$ (62)	$ 374,738	$ (249,990)	$ 124,830	$ —	$ 124,830

See accompanying notes to the consolidated financial statements

APPLIED DIGITAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (in thousands)

		Fiscal Year Ended		
		May 31, 2024		May 31, 2023
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(149,671)	$	(45,606)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization		79,360		7,614
Stock-based compensation		17,362		32,072
Lease expense		13,944		—
Deferred income taxes		—		(540)
Loss on extinguishment of debt		2,507		94
Loss on legal settlement		2,380		—
Non cash interest expense		5,214		410
Loss on classification as held for sale		15,417		—
Loss on change in fair value of debt		7,401		—
Loss on change in fair value of related party debt		13,812		—
Changes in operating assets and liabilities:				
Accounts receivable		(3,765)		145
Prepaid expenses and other current assets		899		(766)
Other assets		327		364
Accounts payable		41,840		(13,750)
Accrued liabilities		21,601		7,485
Due to customer		13,002		—
Lease assets and liabilities		(47,479)		(446)
Customer deposits		(8,770)		24,584
Related party customer deposits		(2,261)		2,261
Deferred revenue		(9,494)		44,245
Related party deferred revenue		168		569
CASH FLOW PROVIDED BY OPERATING ACTIVITIES		13,794		58,735
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment and other assets		(141,809)		(131,278)
Proceeds from sale of investment securities		—		—
Proceeds from sale of assets		19,852		—
Finance lease prepayments		(50,089)		—
Purchases of investments		(390)		(810)
CASH FLOW USED IN INVESTING ACTIVITIES		(172,436)		(132,088)
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of finance leases		(59,967)		(3,353)
Borrowings of long-term debt		116,554		45,650
Borrowings of related party debt		28,000		36,500
Repayment of long-term debt		(21,714)		(10,032)
Repayment of related party debt		(45,500)		—
Payment of deferred financing costs		(320)		(567)
Payment of related party deferred financing costs		—		(1,548)
Proceeds from issuance of common stock, net of costs		130,849		—
Common stock issuance costs		(284)		—
Tax payments for restricted stock upon vesting		(861)		(168)
Noncontrolling interest contributions		—		4,146
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		146,757		70,628
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		(11,885)		(2,725)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD		43,574		46,299
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$	31,689	$	43,574

See accompanying notes to the consolidated financial statements

APPLIED DIGITAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (in thousands) *continued*

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

		Fiscal Year Ended		
		May 31, 2024		May 31, 2023
Interest paid	$	17,782	$	1,118
Income taxes paid	$	5	$	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES				
Operating right-of-use assets obtained by lease obligation	$	159,153	$	—
Finance right-of-use assets obtained by lease obligation	$	227,047	$	8,693
Property and equipment in accounts payable and accrued liabilities	$	85,019	$	9,384
Extinguishment of non-controlling interest	$	9,765	$	—
Conversion of debt to common stock	$	52,060	$	—
Issuance of warrants, at fair value	$	5,696	$	—

See accompanying notes to the consolidated financial statements

1. Business and Organization

Applied Digital Corporation (the "Company"), is a designer, builder, and operator of digital infrastructure providing cost-competitive solutions to customers. The Company has three reportable segments. Financial information for each segment is contained in "Note 13 - Business Segments".

All references to "Applied Digital Corporation," "we," "us," "our" or the "Company" mean Applied Digital Corporation and its subsidiaries.

2. Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned and controlled subsidiaries. Intercompany investments, balances and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents, income taxes, leases, stock-based compensation and contingencies. Although these estimates are based on historical facts and various other assumptions that we believe are reasonable, actual results could differ from those estimates.

Revenue Recognition

Data Center Hosting Revenue

The Company provides energized space to customers who locate their hardware within the Company's co-hosting facility. All Data Center Hosting performance obligations are achieved simultaneously by providing the hosting environment for the customers' operations. Customers pay a fixed rate to the Company in exchange for an energized space. Customer equipment (primarily servers) are installed and managed by Company personnel. Revenue is recognized based on the contractual fixed rate, net of any credits for non-performance, over the term of the agreements. Any ancillary revenue for other services is generally recognized at a point in time when the services are complete. Customer contracts include advance payment terms. All advanced service payments are recorded as deferred revenue and are recognized as revenue once the related service is provided.

Cloud Services Revenue

The Company also provides managed cloud infrastructure services to customers, such as AI and machine learning developers, to help develop their advanced products. Customers pay a fixed rate to the Company in exchange for managed cloud services supported by Company-provided equipment. Revenues are recognized based on the fixed rate, net of any credits for non-performance, over the term of the agreements.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities are classified using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities.
- Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

- Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Segments

The Company has identified three reportable segments: cloud services ("Cloud Services Business"), high-performance compute hosting ("HPC Hosting Business"), and data center hosting ("Data Center Hosting Business"). The Company's chief operating decision-maker evaluates performance, makes operating decisions and allocates resources on both a consolidated basis and on the basis of these three reportable segments. Intercompany transactions between segments are excluded for management reporting purposes.

The Data Center Hosting Business operates data centers to provide energized space to crypto mining customers. Customer-owned hardware is installed in the Company's facilities and the Company provides operational and maintenance services for a fixed fee.

The Cloud Services Business operates through our wholly-owned subsidiary, Applied Digital Cloud Corporation, and provides cloud services to customers, such as AI and machine learning developers, to develop their advanced products. Customers pay a fixed rate to the Company in exchange for an energized space supported by Company-provided equipment.

The HPC Hosting Business designs, builds, and operates data centers which are designed to support high-compute applications using advanced and sophisticated infrastructures to provide services to customers.

Reclassifications

Balance Sheet

We have reclassified certain prior period amounts in our consolidated balance sheets to conform to our current period presentation. Specifically, we have reclassified "Accounts payable and accrued expenses" to separate captions of "Accounts payable" and "Accrued expenses." We have also reclassified the presentations of restricted cash from "Prepaid expenses and other current assets" to its own caption of "Restricted cash", security deposits from "Prepaid expenses and other current assets" to "Other assets" and construction and asset deposits from "Other assets" to "Property and equipment, net." Finally, we have condensed "Sales and use tax payable" into "Accrued expenses."

Income Statement

We have reclassified certain prior period revenue amounts from "Revenue" to "Related party revenue" and have reclassified interest income from "Selling, general and administrative" expense to "Interest expense, net" in our consolidated statement of operations to conform to our current period presentation.

These reclassifications had no impact on reported net income, cash flows, or total assets and liabilities.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Our cash equivalents in excess of federally insured limits potentially subject us to concentrations of credit risk, although we believe they are subject to minimal risk.

The Company has restricted cash related to its letters of credit totaling $28.3 million, which is held in money market funds. The Company is required to keep these balances in separate accounts for the duration of the letter of credit agreements, which have terms of up to two years. These letters of credit were issued in lieu of security deposits. The Company considers the money market funds to be Level 1 which the Company believes approximates fair value.

Cash, cash equivalents, and restricted cash within the consolidated balance sheets that are included in the consolidated statements of cash flows as of May 31, 2024 and May 31, 2023 were as follows (in thousands):

	May 31, 2024	May 31, 2023
Cash and cash equivalents	$ 3,339	$ 28,999
Restricted cash	21,349	14,575
Restricted cash included in other assets	7,000	—
Total Cash, Cash Equivalents, and Restricted Cash	$ 31,688	$ 43,574

Liquidity

As noted above, the Company had a working capital deficit of $355.3 million which raises substantial doubt about the Company's ability to continue as a going concern. Based on an analysis of subsequent events which are disclosed in "Note 15 - Subsequent Events", the Company believes that substantial doubt to continue as a going concern has been alleviated. Therefore, the Company has sufficient liquidity to meet its obligations as they become due for at least twelve months from the date these financial statements were issued.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (see "Note 3 - Property and Equipment"). Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is included in earnings. Depreciation expense includes the amortization of assets recorded in association with our leases. Leasehold improvements and assets recorded in association with our leases are amortized over the shorter of the expected lease term or the estimated useful life of the asset. Construction in progress represents assets received but not placed into service as of May 31, 2024.

Impairment or Disposal of Long-Lived Assets

Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We also evaluate the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. When indicators of impairment are present, we determine the recoverability of our long-lived assets by comparing the carrying value of our long-lived assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the estimated future undiscounted cash flows demonstrate the long-lived assets are not recoverable, an impairment loss would be calculated based on the excess of the carrying amounts of the long-lived assets over their fair value. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The Company recorded impairment expense on long-lived assets of $0.5 million and $0.2 million for the fiscal years ended May 31, 2024 and 2023, respectively.

Assets Held For Sale

The Company generally considers assets to be held for sale when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) management has initiated an active program to locate a buyer or buyers and other actions required to complete the plan to sell the disposal group, (iv) the sale of the property within one year is considered probable, (v) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value and (vi) significant changes to the plan to sell are not expected. Property classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell in accordance with ASC 360, *Property, Plant and Equipment - Impairment or Disposal of Long-Lived Assets*.

Lease Accounting

The Company determines whether an arrangement contains a lease at the inception of the arrangement. The Company leases office space and colocation space under operating leases and equipment under finance leases. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company's use by the lessor, which is the commencement date. For leases with renewal periods or early terminations at the Company's option, the Company determines the expected lease term based on whether the exercise of any renewal options or early terminations are reasonably certain at the inception of the lease.

At the commencement date of a lease, we recognize a right-of-use asset representing our right to use the underlying asset during the lease term and a lease liability for the present value of the future lease payments. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date in determining the present value of lease payments.

For operating leases, we recognize fixed lease expense on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term. Variable lease costs are recognized as incurred. Assets and liabilities related to finance leases are presented in separately from those relating to operating leases on our consolidated balance sheets. We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets.

Stock-based compensation

The Company measures stock-based compensation cost at fair value on the date of grant for all share-based awards and recognizes compensation expense over the service period that the awards are expected to vest. The Company has elected to recognize compensation cost for graded-vesting awards subject only to a service condition over the requisite service period of the entire award. For performance awards, the Company recognizes expense in the period in which vesting becomes probable. The Company accounts for forfeitures as they occur.

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities convertible into, or other contracts to issue, common stock were exercised or converted into common stock. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of the exercise of stock warrants, the conversion of existing debt agreements, and service-based and performance-based restricted stock units, respectively, determined using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences that exist between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as tax attributes such as net operating loss, capital loss and tax credits carryforwards on a taxing jurisdiction basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected more likely than not to be realized in the future. A tax benefit from an uncertain income tax position may be recognized in the financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Any subsequent changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ASC Topic 740, Income Taxes, ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The benefit of a tax position is recognized in the financial statements in the period during which based on all available evidence, management believes it is most likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure, and transition.

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as components of income tax expense.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements.

For further information on income taxes, see "Note 8 - Income Taxes" below.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting ("Topic 280"): Improvements to Reportable Segment Disclosure*. The ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024, with early adoption is permitted, and retrospective adoption required. We are currently evaluating the extent of the impact of this ASU on disclosures in our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes ("Topic 740"): Improvements to Income Tax Disclosures*. This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and can be applied either prospectively or retrospectively. We are currently evaluating the impact of adopting this ASU on our disclosures.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our consolidated financial statements.

3. **Property and Equipment**

Property and equipment, net consisted of the following as of May 31, 2024 and 2023 (in thousands):

	Estimated Useful Life	May 31, 2024	May 31, 2023
Networking equipment, electrical equipment, and software	5 years	$ 32,517	$ 21,173
Electric generation and transformers	15 years	9,933	4,655
Land and building			
Building	39 years	103,990	63,350
Land		6,205	2,152
Land improvements	15 years	1,380	1,293
Leasehold improvements	3 years - 7 years	1,051	—
Construction in progress		190,162	108,784
Other equipment and fixtures	5 years - 7 years	9,552	1,684
Total cost of property and equipment		354,790	203,091
Accumulated depreciation		(14,409)	(4,940)
Property and equipment, net		$ 340,381	$ 198,151

Depreciation expense totaled $15.8 million and $3.9 million for the fiscal years ended May 31, 2024 and 2023, respectively.

4. Revenue from Contracts with Customers

Below is a summary of the Company's revenue concentration by major customer for the fiscal years ended May 31, 2024 and 2023:

	May 31, 2024	May 31, 2023
Customer A	62 %	24 %
Customer B	— %	20 %
Customer C	— %	19 %
Customer D	— %	14 %
Customer E	— %	12 %
Customer F	— %	11 %
Customer G	12 %	— %

Deferred Revenue

Changes in the Company's deferred revenue balances for the fiscal year ended May 31, 2024 and May 31, 2023, respectively, are shown in the following table (in thousands):

	May 31, 2024	May 31, 2023
Balance, beginning of period	$ 48,692	$ 3,877
Advance billings	148,131	100,072
Revenue recognized	(165,028)	(55,392)
Other adjustments	7,571	135
Less: Related party balances	(1,692)	(1,524)
Balance, end of period	$ 37,674	$ 47,168

Customer Deposits

Changes in the Company's customer deposits balances for the years ended May 31, 2024 and 2023, respectively, are shown in the following table (in thousands):

	May 31, 2024	May 31, 2023
Balance, beginning of period	$ 36,370	$ 9,524
Customer deposits received	3,395	26,980
Customer deposits applied	(12,633)	—
Other adjustments	(11,764)	(135)
Less: Related party balances	(1,549)	(3,810)
Balance, end of period	$ 13,819	$ 32,559

5. Asset Disposition

On March 14, 2024, the Company entered into a purchase and sale agreement to sell the Garden City data center hosting facility for a total cash consideration of up to $87.3 million (the "Cash Purchase Price"). As part of the agreement, a part of the Cash Purchase Price consists of contingent consideration in the amount of $25 million (held in escrow), in the event the Company is able to assist the buyer in receiving regulatory approval for additional megawatt energization for the Garden City data center hosting facility within 120 days after the transaction closing (the "Contingent Amount"). Subsequent to the fiscal year end, the Contingent Amount was finalized. See discussion in "Note 15 - Subsequent Events".

The Company has calculated the loss on assets held for sale as of February 29, 2024 based on the agreed upon purchase price with Marathon on March 14, 2024. The Company notes that the purchase agreement contains a $34.0 million "holdover" amount, which includes the Contingent Amount that is conditionally owed to the Company if additional energy capacity at the facility receives regulatory approval within 120 days of closing. In the event the requisite regulatory approval is not received, however, the Company may be obligated to pay to the Marathon $34.0 million, inclusive of the Contingent Amount. For purposes of applying the fair value as of February 29, 2024, the Company did not consider achievement of this approval probable, and therefore has not considered any of the holdover amount when calculating the implied purchase price and fair value.

Further, the Company notes that Marathon will release approximately $10.0 million of deferred revenue held by the Company in conjunction with the closing of the transaction. The Company also notes that Marathon will receive all assets related to the facility but is only assuming the ground lease liabilities, and the remaining $5.1 million of equipment lease liabilities are the responsibility of the Company to pay off at closing. Accordingly, the Company has excluded these lease liabilities in its calculation of fair value below. See below for the Company's calculation of the implied transaction price and fair value and the resulting loss on the classification of assets as held for sale (in thousands):

Maximum Purchase Price	$	87,329
Less: Conditional Amount		(34,000)
Cash Consideration		53,329
Lease Liabilities Assumed		3,207
Deferred Revenue Released		9,971
Implied Fair Value		66,507
Less: Estimated Costs to Sell		(1,200)
Total fair value less costs to sell	$	65,307

Loss calculation		
Carrying value of assets sold	$	87,030
Less: Fair value less costs to sell		65,307
Less: Purchase price accounting adjustments		6,306
Loss on classification of held for sale	$	15,417

6. Related Party Transactions

Related Party Revenue

The following table illustrates related party revenue for the fiscal years ended May 31, 2024 and May 31, 2023 (in thousands):

	May 31, 2024		May 31, 2023	
Customer D*	$	8,005	$	8,007
Customer E**	$	6,756	$	6,401

*Customer D is a subsidiary of an entity which is deemed to beneficially own over 5% of the Company's outstanding common stock.

**Customer E is 60% owned by an individual who is deemed to beneficially own over 5% of the Company's outstanding common stock. As of July 25, 2024, the individual filed a Schedule 13G to report the fact that as of the date thereof, the individual has ceased to be a beneficial owner of more than 5% of such class of securities. However, during fiscal year 2024, as more than 5% of the Company's outstanding common stock was held by the individual, the transactions were therefore considered related party transactions.

The following table illustrates related party deferred revenue and deposits balances as of May 31, 2024 and May 31, 2023 (in thousands):

	Customer D balances as of				Customer E balances as of			
	May 31, 2024		May 31, 2023		May 31, 2024		May 31, 2023	
Deferred revenue	$	993	$	1,474	$	699	$	50
Customer Deposits	$	895	$	2,450	$	654	$	1,360

Related Party Sublease Income

The Company receives sublease income from B. Riley Asset Management, which is also a wholly-owned subsidiary of B. Riley Financial, Inc. As previously disclosed, the Company's Chairman and Chief Executive Officer, served as the President of B. Riley Asset Management, and effective February 5, 2024, resigned from that position. Sublease income is included in selling, general and administrative expenses in our consolidated statements of operations. The following table illustrates related party sublease income for the fiscal years ended May 31, 2024 and May 31, 2023 (in thousands):

	May 31, 2024	**May 31, 2023**
Sublease Income	$ 70	$ 103

B. Riley Loan

On May 23, 2023, Sai Computing LLC, a wholly-owned subsidiary of the Company, entered into a Loan and Security Agreement (the "B. Riley Loan and Security Agreement") with B. Riley Commercial Capital, LLC and B. Riley Securities, with the Company as Guarantor. The B. Riley Loan and Security Agreement provides for a term loan of up to $50 million in the principal with an interest rate of 9.00% per annum (the "B. Riley Loan"). The proceeds of the B. Riley Loan were used to help fund the buildout of the Company's Cloud Services Business and data centers, and for general corporate purposes and working capital.

During the fiscal year ended May 31, 2024, the Company borrowed an additional $8.0 million and early repaid the total outstanding balance of $44.5 million. Interest expense and deferred issuance cost amortization associated with the loan was $0.7 million for the fiscal year ended May 31, 2024. The Company recognized a $2.5 million loss on debt extinguishment associated with the early repayment of the outstanding balance for the fiscal year ended May 31, 2024.

On February 5, 2024, the Company entered into a Termination of Loan and Security Letter (the "Termination Letter") with B. Riley Commercial Capital, LLC and B. Riley Securities, Inc. which terminated the Loan and Security Agreement dated as of May 23, 2023, as amended, among the parties. At the time of the Termination Letter, all principal, interest and fees under the B. Riley Loan and Security Agreement had been paid in full. No early termination penalty was paid in connection with the Termination of Loan and Security letter.

AI Bridge Loan

On January 30, 2024, the Company issued an Unsecured Promissory Note (the "AI Bridge Loan") payable to AI Bridge Funding LLC (the "Lender"), providing for an unsecured loan in the aggregate principal amount of up to $20.0 million. The Company elected to recognize the entire note at fair value under ASC 815, *Derivatives and Hedging*. During the fiscal year ended May 31, 2024, the Company recognized a total of $13.8 million loss on change in fair value of debt related to the AI Bridge Loan which is included in our consolidated statements of operations.

During the fiscal fourth quarter 2024, the principal balance of the note, $20.0 million as of May 1, 2024, was converted into common stock pursuant to the terms of the AI Bridge Loan resulting in the Company issuing 8,421,146 in shares of its common stock to the Lender. Accordingly, the AI Bridge Loan and the reserve of shares for issuance thereunder have been extinguished. See Note 9 - Stockholders' Equity for further discussion on the Company's fair value considerations of the warrants issued. Pursuant to the terms of the AI Bridge Loan, the Company is obligated to pay to the Lender a repayment fee in an amount sufficient for the Lender to receive an aggregate amount equal to 1.25x the aggregate principal amount funded as loans by the Lender to the Company. As such, the Company recorded a total of $5.0 million in interest expense related to the AI Bridge Loan during the fiscal year ended May 31, 2024.

Affiliates of the Lender are both an investor in B. Riley Financial, Inc. and also an investment management client of B. Riley Asset Management. As previously disclosed, the Company's Chairman and Chief Executive Officer, served as the President of B. Riley Asset Management, and effective February 5, 2024, resigned from that position.

Other Related Party Transactions

Related party transactions included within selling, general, and administrative expense on the consolidated statement of operations during the fiscal years ended May 31, 2024 and 2023 include the following:

- construction and consulting costs of $0.3 million and $0.1 million, respectively, to a company owned by a family member of the Company's Chief Financial Officer.

- software license fees of $0.2 million and $0.1 million, respectively, to a company whose chairman is also a member of the Company's Board of Directors.
- consulting fees of $43,000 to a Board of Director member for sales consulting work. No such expenses were incurred during the fiscal year ended May 31, 2023.

7. Debt

Long-term debt consisted of the following components (in thousands):

	Interest Rate	Maturity Date	May 31, 2024		May 31, 2023	
Starion Term Loan	6.50%	July 2027	$	10,021	$	12,786
Vantage Garden City Loan	6.15%	April 2028		—		10,074
Starion Ellendale Loan	7.48%	February 2028		16,145		19,728
Vantage Transformer Loan	6.50%	February 2029		3,609		—
Cornerstone Bank Loan	8.59%	March 2029		15,576		—
Yorkville Convertible Debt	0.00%	April 2025		80,243		—
Other long-term debt				297		354
Deferred financing costs, net of amortization				(501)		(1,770)
Less: Current portion of debt				(10,082)		(7,950)
Long-term debt, net			$	115,308	$	33,222

Below is the weighted-average interest rate for the Company's term loans:

	May 31, 2024	May 31, 2023
Weighted-average interest rate	2.7 %	13.4 %

Remaining Principal Payments

Below is a summary of the remaining principal payments due over the life of the term loans as of May 31, 2024 (in thousands):

FY25	$	46,111
FY26		55,487
FY27		11,935
FY28		8,512
FY29		3,845
Total	$	125,890

Letters of Credit

As of May 31, 2024, the Company had letters of credit totaling $28.3 million. The Company has restricted cash related to its letters of credit and is required to keep these balances in separate accounts for the duration of the letter of credit agreements. The Company presents all restricted cash amounts with letter of credit term of 12 months or less within the Restricted Cash caption within current assets and any amounts with a related letter of credit term of over 12 months in Other Assets.

Starion Term Loan

On July 25, 2022, APLD Hosting, LLC, a wholly-owned subsidiary of the Company, entered into a loan agreement with Starion Bank and the Company as Guarantor (the "Starion Term Loan Agreement"). The Starion Term Loan Agreement provides for a term loan (the "Starion Term Loan") in the principal amount of $15.0 million with a maturity date of July 25, 2027. The Starion Term Loan is secured by the Jamestown hosting facility, a security interest in the substantially all of the assets of APLD Hosting LLC, and interests in all master hosting agreements related to the Jamestown hosting facility. The Starion Term Loan Agreement provides for an interest rate of 6.50% per annum. The Starion Term Loan Agreement contains customary covenants, representations and warranties and events of default. The Company is not subject to financial covenants until May 31, 2024. At that time, the Company became subject to a debt service coverage ratio.

Vantage Garden City Loan

On November 7, 2022, APLD – Rattlesnake Den I, LLC, a wholly-owned indirect subsidiary of the Company, entered into a loan agreement (the "Vantage Garden City Loan Agreement") with Vantage Bank Texas and the Company, as guarantor, which agreement provides for a term loan (the "Vantage Garden City Loan") in the principal amount of $15.0 million. The unpaid principal amount of the Vantage Garden City Loan will bear interest at a fixed rate of 6.15% per annum, and the Company may prepay the Vantage Garden City Loan, in whole or in part, without the payment of any fee or penalty. The Vantage Garden City Loan matures April 26, 2028. The Vantage Garden City Loan Agreement contains customary representations, warranties, covenants and events of default.

During the third quarter of fiscal year 2024, the Company approved plans to sell its Garden City facility. In accordance with the original loan agreement, the sale of the Garden City facility will cause the associated loan to become immediately callable by the lender as those assets were pledged as collateral for the loan. As such, the outstanding balance on the loan of $12.8 million was due immediately and paid during the fiscal fourth quarter of 2024. The transaction closed on April 1, 2024. The Company repaid the total balance of the Vantage Garden City Loan in connection with the closing of the transaction on April 1, 2024.

Starion Ellendale Loan

On February 16, 2023, APLD ELN-01 LLC, a wholly-owned subsidiary of the Company, entered into a loan agreement with Starion Bank and the Company as Guarantor (the "Ellendale Loan Agreement"). The Ellendale Loan Agreement provides for a term loan (the "Ellendale Loan") in the principal amount of $20.0 million with a maturity date of February 3, 2028. The Ellendale Loan Agreement contains customary covenants, representations and warranties and events of default. The Ellendale Loan Agreement provides for an interest rate of 7.48% per annum. The Ellendale Loan is secured by the Ellendale facility, a security interest in the substantially all of the assets of APLD ELN-01 LLC, and a security interest in the form of a collateral assignment of Company's rights and interests in all master hosting agreements related to the Ellendale Facility and records and data relating thereto. As of May 31, 2024, deferred costs related to the issuance of this loan totaled $0.1 million. As of May 31, 2024, the total balance outstanding under the Ellendale Loan Agreement was $16.1 million. The proceeds of the loan under the Ellendale Loan Agreement were used to fund expansion on the Ellendale, North Dakota hosting data center.

Vantage Transformer Loan

On February 8, 2024, APLD ELN-02 LLC, a wholly-owned subsidiary of the Company, entered into a Loan Agreement with Vantage Bank and the Company as Guarantor (the "Vantage Transformer Loan"). The Vantage Transformer Loan provides for a term loan in the principal amount of $3.7 million with a maturity date of February 8, 2029. The Loan Agreement contains customary covenants, representations, warranties and events of default. The Vantage Transformer Loan provides for an interest rate of 6.50% per annum. The Vantage Transformer Loan is secured by a mortgage, security agreement and fixture financing statement covering certain real property situated in Dicey County, North Dakota. The proceeds of the Vantage Transformer Loan were used to fund a transformer for its HPC location in Ellendale. As of May 31, 2024, there was $3.6 million outstanding on the loan.

Cornerstone Bank Loan

On February 28, 2024, APLD GPU-01, LLC, a wholly-owned subsidiary of the Company, entered into a Loan Agreement with Cornerstone Bank and the Company as Guarantor (the "Cornerstone Bank Loan"). The Cornerstone Bank Loan provides for a term loan in the principal amount of $16.0 million with a maturity date of March 1, 2029. The Cornerstone Bank Loan contains customary covenants, representations, warranties and events of default. The Cornerstone Bank Loan provides for an interest rate of 8.59% per annum. The Cornerstone Bank Loan is secured by a security interest in multiple Service Agreements for HPC based systems related to AI Cloud Computing Services. The proceeds of the Cornerstone Bank Loan will be used to finance, in part, existing improvements to real property. As of May 31, 2024, there was $15.6 million outstanding on the loan.

Yorkville Convertible Debt

On March 27, 2024, the Company entered into a Prepaid Advance Agreement (the "March PPA") with YA II PN, LTD. ("YA Fund"). In accordance with the terms of the March PPA, YA Fund agreed to advance up to $50 million, less a five percent original issue discount, to the Company pursuant to two convertible unsecured promissory notes (the "Initial YA Notes"). On May 24, 2024, the Company entered into another Prepaid Advance Agreement with YA Fund (the "May PPA") and together with the March PPA, the "Prepaid Advance. In accordance with the terms of the May PPA, the Investor agreed to advance $42.1 million, less a five percent original issue discount, to the Company pursuant to a convertible unsecured promissory note (the "May Note" and together with the Initial YA Notes, the "YA Notes").

The YA Notes are convertible into shares of the Company's common stock. Pursuant to the terms of the YA Notes, beginning on May 1, 2024, and so long as there is an outstanding balance under the YA Notes, YA Fund may, by providing a written conversion notice to the Company, convert a portion of the YA Notes at a price per share equal to the lower of: (a) $6.00 (Initial YA Notes) or $8.00 (May Note) and (b) 95% of the lowest daily volume weighted average price of the common stock during the five trading days immediately prior to the date of such conversion, subject to a floor price of $3.00, which floor price may be reduced from time to time by the Company. As of May 31, 2024, $16.0 million of the Initial YA Notes had been converted into approximately 4.8 million shares of common stock. Subsequent to the fiscal year end, additional shares were issued. See discussion in "Note 15 - Subsequent Events".

The YA Notes bear interest at an annual rate of zero percent (0%), provided, however, that for so long as an Event of Default (as defined in the YA Notes) has occurred and remains uncured, the interest on the principal outstanding balance under the outstanding YA Notes shall accrue at an annual rate of eighteen percent (18%). The Initial YA Notes mature on April 8, 2025 and the May Note matures on June 6, 2025. The Company incurred issuance costs and original issuance discounts totaling approximately $7.7 million associated with the issuance of the YA Notes. The Company has elected to present the Yorkville Convertible Debt at fair value in the consolidated balance sheets (see "Note 10 - Fair Value Measurements" for further discussion).

8. Income Taxes

Income tax expense for the fiscal years ended May 31, 2024 and 2023 consisted of the following (in thousands):

	May 31, 2024	May 31, 2023
Current expense (benefit)		
Federal	$ —	$ —
Foreign	—	—
State	96	18
Total current expense	96	18
Deferred expense (benefit)		
Federal	—	(540)
Foreign	—	—
State	—	—
Total deferred (benefit) expense	—	(540)
Total income tax (benefit) expense	$ 96	$ (523)

The following table reconciles the statutory rate to our effective tax rate for the fiscal years ended May 31, 2024 and 2023:

	May 31, 2024	May 31, 2023
Expected income tax rate at the U.S. statutory rate	21.0 %	21.0 %
Stock-based compensation	2.0 %	(6.0)%
State income taxes, net of federal tax benefit	(0.1)%	— %
Convertible debt instruments	(2.1)%	— %
Change in valuation allowance	(19.8)%	(13.0)%
Other, net	(1.1)%	(0.8)%
Effective income tax rate	(0.1)%	1.2 %

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company's deferred tax assets and liabilities for the fiscal years ended May 31, 2024 and 2023 are as follows (in thousands):

	May 31, 2024	May 31, 2023
Deferred tax assets:		
Net operating loss	$ 42,810	$ 15,137
Stock-based compensation	2,758	3,068
Capitalized research and development	4,039	897
Interest expense	4,854	—
Convertible debt instruments	3,101	—
Lease liability	29,508	1,875
Other	662	360
Deferred tax assets, gross	87,732	21,337
Less: valuation allowance	(47,005)	(15,697)
Total deferred tax assets, net	40,727	5,640
Deferred tax liabilities:		
Property and equipment	(6,202)	(3,712)
Right of use assets	(34,525)	(1,929)
Other	—	—
Total deferred tax liability, net	(40,727)	(5,640)
Net deferred tax asset	$ —	$ —

The Company had $284.8 million and $114.8 million of federal and state tax net operating losses as of May 31, 2024 and 2023, respectively. At May 31, 2024, $244.8 million is available indefinitely to offset future income. The remaining carryforward amounts expire at varying dates beginning in 2028.

A valuation allowance is provided when it is more likely than not that some portion or the entire net deferred tax asset will not be realized. The Company has recorded an increase in the valuation allowance of $31.3 million and $6.4 million as of May 31, 2024 and 2023, respectively. The Company has provided a valuation allowance for the portion of the deferred tax assets that it has determined are not more likely than not to be recognized.

The valuation allowance is primarily attributable to deferred tax assets for net operating losses that management believes are more likely than not to expire prior to being realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income of the appropriate character (i.e., capital or ordinary) during the period in which the temporary differences become deductible. Management considers, among other things, the scheduled reversals of deferred tax liabilities and the history of positive taxable income in evaluating the realizability of the deferred tax assets. Management believes that it is not likely that the results of future operations will generate sufficient taxable income to realize its deferred tax assets. Under the provisions of the Internal Revenue Code, certain substantial changes in the

Company's ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards that could be used annually to offset future taxable income.

The Company is subject to U.S. federal and various state and local income tax. Tax years ending May 31, 2021 through May 31, 2024 are open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in these years may still be adjusted upon examination by the Internal Revenue Service ("IRS") or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other taxing jurisdictions for any tax years.

9. Stockholders' Equity

Equity Plans

On October 9, 2021, the Company's board of directors approved two equity incentive plans, which the Company's stockholders approved on January 20, 2022. The two plans consist of the 2022 Incentive Plan, previously referred to in the Company's SEC filings as the 2021 Incentive Plan, which provides for grants of various equity awards to the Company's employees and consultants, and the 2022 Non-Employee Director Stock Plan previously referred to in the Company's SEC filings as the 2021 Non-Employee Director Stock Plan (together with the Incentive Plan, the "Plans"), which provides for grants of restricted stock to non-employee directors and for deferral of cash and stock compensation if such deferral provisions are activated at a future date. As of May 31, 2024, the Company had issued awards for approximately 16.1 million shares of common stock of the Company under the plans. During the fiscal years ended May 31, 2024 and 2023, the Company recognized $17.3 million and $32.1 million in stock-based compensation, respectively.

Restricted Stock Awards

The following is a summary of the activity and balances for unvested restricted stock awards granted for the fiscal year ended May 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	
Outstanding as of May 31, 2023	380,955	$	2.22
Granted	716,726		4.09
Vested	(391,416)		2.30
Forfeited	(67,370)		4.75
Outstanding as of May 31, 2024	638,895	$	4.01

As of May 31, 2024, total remaining expense to be recognized related to these awards was $2.1 million and the weighted average remaining recognition period for the unvested awards was 2.1 years.

Restricted Stock Units

The following is a summary of the activity and balances for unvested restricted stock units granted for the fiscal year ended May 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	
Outstanding as of May 31, 2023	12,465,935	$	2.53
Granted	2,890,900		6.02
Vested	(6,361,996)		2.67
Forfeited	(639,759)		3.77
Outstanding as of May 31, 2024	8,355,080	$	3.59

As of May 31, 2024, total remaining expense to be recognized related to these awards was $26.4 million and the weighted average remaining recognition period for the unvested awards was 1.8 years.

Public Offerings

Craig-Hallum Capital Group LLC

During the fiscal year ended May 31, 2024, the Company completed sales of common stock under an "at the market" sale agreement with Craig-Hallum Capital Group LLC pursuant to which the Company could sell up to $125 million in aggregate proceeds of common stock. The Company sold approximately 18.9 million shares for net proceeds of approximately $121.2 million in total. Commission and legal fees related to the issuance totaled $4.0 million for the fiscal year ended May 31, 2024.

Roth Capital Partners LLC

During the month ended May 31, 2024, the Company began sales of common stock under a new "at the market" sale agreement with Roth Capital Partners, LLC pursuant to which the Company could sell up to $25 million in aggregate proceeds of common stock. As of May 31, 2024, the Company has sold approximately 2.7 million shares for net proceeds of approximately $9.6 million in total. Commission and legal fees related to the issuance were $0.3 million for the fiscal year ended May 31, 2024.

Extinguishment of Noncontrolling Interest

On August 31, 2023, pursuant to the joint venture agreement, the minority partner in 1.21 Gigawatts LLC exercised the option to exchange their interest in the joint venture for approximately 1.5 million shares, or a value of $9.8 million, of the Company's common stock. The Company is the sole member of 1.21 Gigawatts LLC and has since August 31, 2023, reported all activity as attributable to the Company.

AI Bridge Warrants

On April 26, 2024, the Company entered into Amendment No. 2 (the "AI Amendment") to the AI Bridge Loan pursuant to the which the Company issued warrants to purchase up to 3,000,000 shares of Common Stock subject to certain adjustments to AI Bridge Funding LLC Loan (the "AI Warrants"). The AI Warrants are exercisable upon payment of the applicable exercise price in cash or through cashless exercise for a period of five years. 1,500,000 AI Warrants have an exercise price of $10.00 per share of Common Stock and 1,500,000 AI Warrants have an exercise price of $7.50 per share of Common Stock.

The AI Warrants were measured at fair value using a Black-Scholes Option Pricing model. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield, which are considered Level 3 inputs. The estimated fair value of the AI Warrants was based on the following significant inputs:

Expected term		5 years
Stock price	$	2.94
Volatility		105 %
Risk-free rate		4.63 %
Dividend yield		— %

The fair value of the AI Warrants is disclosed in loss on fair value of warrants issued to related parties on the consolidated statements of operations. The fair value of the $7.50 strike price and the $10.00 strike price AI Warrants was $1.96 and $1.84 per warrant, respectively. As of May 31, 2024, the fair value of the AI Warrants was $5.7 million and was recorded in the statement of stockholders' equity. The Company recorded a loss on the fair value on the date of issuance of the AI Warrants of $5.7 million in the consolidated statements of operations for the fiscal year ended May 31, 2024.

Series E Preferred Stock

On May 16, 2024, the Company entered into a Dealer Manager Agreement (the "Dealer Manager Agreement") with Preferred Capital Securities, LLC (the "Dealer Manager"), pursuant to which the Dealer Manager has agreed to serve as the Company's agent and dealer manager for the Company's offering (the "Offering") of up to 2,000,000 shares of its Series E Redeemable Preferred Stock, par value $0.001 (the "Series E Preferred Stock").

The Series E Preferred Stock is registered with the Securities and Exchange Commission pursuant to a shelf registration statement on Form S-3 (File No. 333-279155) under the Securities Act of 1933, as amended (the "Registration Statement"), and will be offered and sold pursuant to a prospectus supplement dated May 16, 2024, and a base prospectus dated May 16, 2024, relating to the Registration Statement.

Each share of Series E Preferred Stock will be sold a public offering price of $25.00 per share (the "Stated Value"). Subject to the terms, conditions and limitations described in the Dealer Manager Agreement, the Company will pay to the Dealer Manager a dealer manager fee in an amount equal to 2% of the Stated Value per share of Series E Preferred Stock sold in the Offering and a selling commission of up to 6% of the Stated Value per share of Series E Preferred Stock sold in the Offering. As of May 31, 2024, there were no shares sold of the Series E Preferred Stock.

As of the date of this report, the Company sold approximately 301,673 shares of Series E Preferred Stock for net proceeds of approximately $6.9 million in total.

10. Fair Value Measurements

The carrying values of cash and cash equivalents, restricted cash and restricted cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

The majority of the Company's non-financial instruments, which include lease assets and property and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur, a non-financial instrument is required to be evaluated for impairment. If the Company determines that the non-financial instrument is impaired, the Company would be required to write down the non-financial instrument to its fair value. No such triggering events were identified during the fiscal year ended May 31, 2024.

Fair value of financial instruments is determined on a recurring basis, which results are summarized as follows (in thousands):

		May 31, 2024	
Debt instrument	**Fair Value Hierarchy**	**Outstanding Principal**	**Fair Value**
Yorkville convertible debt	Level 2	$ 76,132	$ 80,243

The fair value of the Yorkville convertible debt was calculated on an as-converted basis using quoted market prices of the Company's outstanding common stock as of May 31, 2024. In assuming full conversion of the outstanding debt balance, the Company used the same terms as the Yorkville Convertible Debt, including a 5% discount on the lowest daily volume weighted average price for the 5 days preceding May 31, 2024.

Outstanding Principal as of May 31, 2024 (in thousands)	$	76,132
Conversion price	$	4.01
Number of shares to be issued		18,969,939
Stock price on May 31, 2024	$	4.23
Fair Value as of May 31, 2024 (in thousands)	$	80,243

The Company recorded a loss on the change in fair value of debt of $7.4 million in its consolidated statements of operations.

11. Leases

The Company enters into leases for equipment, office space and co-location space. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company presents operating and finance right of use assets and liabilities separately on the balance sheet as their own captions, with the liabilities split between current and long-term, respectively.

Components of lease expense were as follows (in thousands):

	May 31, 2024		May 31, 2023
Operating lease cost:			
Operating lease expense	$	16,700	$	347
Short-term lease expense		57		187
Total operating lease cost		16,757		534
Finance lease expense:			
Amortization of right-of-use assets[1]		63,930		3,336
Interest on lease liabilities		10,597		773
Total finance lease cost		74,527		4,109
Variable lease cost		169		3
Sublease Income		(70)		(103)
Total net lease cost	$	91,383	$	4,543

[1] Amortization of right-of-use assets is included within cost of revenues and selling, general and administrative expense in the consolidated statements of operations.

The following table represents the Company's future minimum lease payments as of May 31, 2024 (in thousands):

	Operating Leases		Finance Leases		Total
FY25	$	30,990	$	120,567	$	151,557
FY26		32,035		65,829		97,864
FY27		32,697		14		32,711
FY28		33,453		1		33,454
FY29		25,240		—		25,240
Thereafter		3,536		—		3,536
Total lease payments		157,951		186,411		344,362
Less: imputed interest		(26,506)		(15,440)		(41,946)
Total lease liabilities		131,445		170,971		302,416
Less: Current portion of lease liability		(21,705)		(107,683)		(129,388)
Long-term portion of lease liability	$	109,740	$	63,288	$	173,028

Supplemental cash flow and other information related to leases is as follows:

	Fiscal year ended	
	May 31, 2024	May 31, 2023
Weighted-average years remaining (in years):		
Finance leases	1.6 years	22.0 years
Operating leases	3.5 years	3.0 years
Weighted-average discount rate:		
Finance leases	10.5 %	8.0 %
Operating leases	7.8 %	11.0 %

The Company has entered into leases which are executed but not yet commenced with total minimum payments of approximately $13.2 million. The payments are for various leases with terms ranging from 2 years to 4.8 years.

12.   Commitments and Contingencies

Commitments

Energy Contracts

The Company has a minimum commitment of approximately $75.2 million related to the energy services agreement for its Jamestown, North Dakota co-hosting facility with a remaining term of approximately 2.7 years as of May 31, 2024.

Construction Contracts

The Company routinely engages with construction vendors for the construction of our facilities. These engagements are governed by contracts containing standard terms and conditions, including certain milestones that obligate the Company to pay as work is completed. In the event of termination of any of these contracts by the Company, the Company would be liable for all work that has been completed or in process, plus any applicable fees. The Company generally has the right to cancel these open purchase orders prior to delivery or terminate the contracts without cause.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

The Company, Wes Cummins, the Company's Chief Executive Officer, and David Rench, the Company's Chief Financial Officer, have been named as defendants in a putative securities class action lawsuit in the matter styled, *McConnell v. Applied Digital Corporation, et al.*, Case No. 3:23-cv-1805, filed in August 2023 in the U.S. District Court for the Northern District of Texas (the "Securities Lawsuit"). Specifically, the complaint asserts claims pursuant to Section 10(b) and 20(a) of the Securities and Exchange Act of 1934 based on allegedly false or misleading statements regarding the company's business, operations, and compliance policies, including claims that the Company overstated the profitability of its Data Center Hosting Business and its ability to successfully transition into a low-cost cloud services provider and that the Company's board of directors was not "independent" within the meaning of NASDAQ listing rules. On May 22, 2024, the court appointed Lead plaintiff and approved lead counsel, and on July 22, 2024, Lead Plaintiff filed an amended complaint which asserts the same claims based on similar allegations in the original complaint. The Company's response to the Complaint is due on September 20, 2024. See discussion in "Note 15 - Subsequent Events".

On July 22, 2024, the lead plaintiff filed an amended complaint and the Company has 60 days to respond.

The Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this action. If an unfavorable action were to occur, it is possible that the impact could be material to the Company's results of operations in the period(s) in which any such outcome becomes probable and estimable.

On November 15, 2023, a derivative action was filed in the matter styled, *Weich v. Cummins, et al.*, Case No. A-23-881629-C in the District Court of Clark County, Nevada. The Weich complaint names as defendants certain members of the Company's Board of Directors and its Chief Executive Officer Wesley Cummins and purports to name Chief Financial Officer David Rench as a defendant. The complaint asserts claims for breach of fiduciary duties, corporate waste and unjust enrichment based upon allegations that the defendants caused or allowed the Company to make materially false and misleading statements regarding the Company's business, operations, and compliance policies. Specifically, the complaint alleged that the Company overstated the profitability of the Data Center Hosting Business and its ability to successfully transition into a low-cost cloud services provider and that the Board was not "independent" within the meaning of NASDAQ listing rules. On February 27, 2024, the derivative plaintiff filed an amended complaint asserting the same claims as the original complaint. On June 5, 2024, the Court entered an order granting the defendants' motion to dismiss without prejudice and dismissing all claims against all defendants, including the Company. See discussion in "Note 15 - Subsequent Events" for events after May 31, 2024.

As of May 31, 2024, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations. There are also no legal proceedings in which any of the Company's management or affiliates is an adverse party or has a material interest adverse to the Company's interest.

Settlement of Claim

During the second quarter of fiscal year 2024, the Company entered into a settlement agreement with respect to employment-related claims by a former executive. The terms of the settlement included payment to the claimant of $2.3 million, which is included in loss on legal settlement on our consolidated statements of operations.

13. Business Segments

Revenue by segment (excluding the HPC Hosting Business as that segment has no revenue) was as follows (in thousands):

	Fiscal year ended			
	May 31, 2024		**May 31, 2023**	
Data Center Hosting Business	$	136,618	$	55,392
Cloud Services Business		28,957		—
Total revenue	$	165,575	$	55,392

Segment profit (loss) and a reconciliation to net loss before income tax expenses is as follows (in thousands):

	Fiscal year ended			
	May 31, 2024		**May 31, 2023**	
Segment profit (loss)				
Data Center Hosting Business [1]	$	4,660	$	(18,252)
Cloud Services Business		(65,781)		(1,091)
HPC Hosting Business		(4,817)		(246)
Total segment loss		(65,938)		(19,589)
Other [2]		(33,085)		(24,466)
Operating loss		(99,023)		(44,055)
Interest expense, net		26,832		1,980
Change in fair value of debt		7,401		—
Change in fair value of related party debt		13,812		—
Loss on debt extinguishment		2,507		94
Net loss before income tax expenses	$	(149,575)	$	(46,129)

[1] The fiscal year ended May 31, 2024 includes $21.7 million loss on held for sale classification related to the sale of the Garden City facility, as well as $2.8 million of accelerated depreciation and $1.4 million of accelerated amortization related to damaged transformers at the Company's Ellendale facility that have been rendered obsolete. See "Note 5 - Asset Disposition" and "Note 3 - Property and Equipment", respectively, for further discussion of these events.

[2] Other includes corporate related items not allocated to reportable segments.

We also provide the following additional segment disclosures (in thousands):

		Fiscal year ended		
		May 31, 2024		May 31, 2023
Depreciation and amortization:				
Data Center Hosting Business	$	19,948	$	7,025
Cloud Services Business		57,883		154
HPC Hosting Business		1,233		59
Other [1]		296		29
Total depreciation and amortization [2]	$	79,360	$	7,267
Capital expenditures:				
Data Center Hosting Business	$	38,266	$	135,946
Cloud Services Business		80,082		390
HPC Hosting Business		207,299		9,813
Other [1]	$	4,291	$	(1,164)
Total capital expenditures	$	329,938	$	144,985

[1]   Other includes corporate related items not allocated to reportable segments.

[2]   Includes amortization of the finance lease right-of-use assets.

Information on segment assets and a reconciliation to consolidated assets are as follows (in thousands):

		Fiscal year ended		
		May 31, 2024		May 31, 2023
Data Center Hosting Business	$	145,222	$	224,447
Cloud Services Business		374,216		3,127
HPC Hosting Business		220,648		10,949
Total segment assets		740,086		238,523
Other [1]		22,781		25,434
Total assets	$	762,867	$	263,957

[1] Other includes corporate related items not allocated to reportable segments.

14. Earnings Per Share

The following is a reconciliation of the denominator of the basic and diluted net income per share computations for the periods presented:

		Fiscal Year Ended		
		May 31, 2024		May 31, 2023
Net loss	$	(149,671)	$	(45,606)
Net loss attributable to noncontrolling interest		(397)		(960)
Net loss attributable to Applied Digital Corporation	$	(149,274)	$	(44,646)
Basic and diluted net loss per share attributable to Applied Digital Corporation	$	(1.31)	$	(0.48)
Basic and diluted weighted average number of shares outstanding		114,061,414		93,976,233

As of May 31, 2024 and 2023, the Company had approximately 9.0 million and 12.8 million shares, respectively, of granted but unvested restricted stock and restricted stock units that would have a potentially dilutive effect on earnings per share.

As of May 31, 2024, the Company had approximately 19.0 million shares associated with the Yorkville Convertible Debt which have been excluded from the calculation of earnings per share because the effect of those shares would be antidilutive.

15. Subsequent Events

Derivative Lawsuit; Applied Digital's Motion to Dismiss Granted

As previously disclosed, on November 15, 2023, a lawsuit asserting derivative claims was filed in the District Court of Clark County, Nevada (the "Court"), on behalf of nominal defendant Applied Digital Corporation (the "Company") against six members of our board of directors in a case captioned *Robert Weich v. Wes Cummins, et. al.*, No. A-23-881629-B. The complaint asserted claims for breach of fiduciary duty, unjust enrichment, and corporate waste arising from statements made by the Company concerning its cryptocurrency mining business segment and a loan that the Company's subsidiary, SAI Computing LLC, received from B. Riley Commercial Capital and B. Riley Securities, as well as the early repayment of that loan. On February 27, 2024, the plaintiff filed an amended complaint asserting the same claim as the original complaint.

On June 5, 2024, following a complete briefing and argument on the defendants' motion to dismiss, the Court entered an order granting the defendants' motion without prejudice and holding that the plaintiff failed to plead (1) demand futility as to each of plaintiff's claims or (2) a claim for breach of fiduciary duty. The order dismissed all claims against all defendants, including the Company. The plaintiff has the ability to move for leave to file an amended complaint. If plaintiff does not file such a motion or the court denies it, the plaintiff will have 30 days after notice of entry of the order granting the motion to dismiss to file a notice of appeal.

CIM Arrangement

On June 7, 2024, APLD Holdings 2 LLC (the "Borrower"), a subsidiary of the Company, entered into a promissory note (the "CIM Promissory Note") with CIM APLD Lender Holdings, LLC, a Delaware limited liability company (the "Lender"). The CIM Promissory Note provides for borrowings up to $125 million and includes an accordion feature that allows for up to an additional $75 million of borrowings. As of the date of this report, the total balance outstanding under the CIM Promissory Note is approximately $105 million. The CIM Promissory Note is payable three years from issuance. As partial consideration for the CIM Promissory Note, the Company issued warrants to purchase up to 9,265,366 shares of common stock to the CIM Lender in a registered direct offering.

On August 11, 2024, the Borrower and the Lender entered into a Waiver Agreement (the "Waiver"), whereby the Lender agreed to waive the satisfaction of certain conditions for the subsequent borrowings, allowing the Company to draw an additional $20 million (net of original discount and fees) of borrowings under the CIM Promissory Note. As partial consideration for the Waiver, the Company issued warrants to the Lender to purchase up to 2,964,917 shares of common stock in a private placement pursuant to Section 4(a)(2) of the Securities Act.

Repayment of Vantage Transformer Loan

As of the date of this report, the Vantage Transformer Loan has been repaid in full.

Yorkville Amendment

In connection with the CIM Promissory Note, the Company also entered into a Consent, Waiver and First Amendment to Prepaid Advance Agreements (the "Consent") with YA Fund. In exchange for giving its consent to the transaction with the CIM Lender, the Company agreed to issue an aggregate of 100,000 shares of common stock to YA Fund and to conditionally lower the floor price from $3.00 to $2.00 so long as the daily VWAP is less than $3.00 per share of common stock for five out of seven trading days. The Company further agreed to deliver a security agreement whereby its subsidiary, Applied Digital Cloud Corporation, would grant a springing lien on substantially all of its assets subject to customary carve-outs to secure the promissory notes issued in favor of YA Fund. Pursuant to the Consent, YA Fund also consented to future project-level financing at the HPC Ellendale Facility.

In addition, pursuant to the terms of the Consent, certain provisions of the March PPA and the May PPA were amended as follows: if (i) the Registration Statement on Form S-3 filed by the Company on April 15, 2024 (the "April Registration Statement") becomes ineffective, (ii) the Registration Statement on Form S-1 filed by the Company on May 31, 2024 (the "May Registration Statement") is not declared effective by the SEC by July 8, 2024 (the "Effectiveness Deadline"), or (iii) the May Registration Statement becomes ineffective, then starting on the Effectiveness Deadline and continuing until the earlier of (i) the date on which the YA Notes are no longer outstanding, and (ii) the date on which (A) if the May Note is outstanding, the May Registration Statement is effective, and (B) if the Initial Notes are outstanding, the April Registration Statement is effective, the Company is obligated to prepay the YA Notes (on a pro rata basis) in equal weekly installments of either $2.5 million in cash or $5.0 million in shares of common stock as determined by YA Fund in its sole discretion. If YA Fund elects to make such prepayments in shares of common stock, YA Fund will receive a number of shares of common stock equal to (x) $5 million, divided by (y) an amount equal to 95% of the lowest daily VWAP during the five trading day period ending on the trading day immediately before the payment date.

Increase to Authorized Shares

On June 11, 2024, the Company filed a Certificate of Amendment to its Second Amended and Restated Articles of Incorporation, as amended (the "Certificate of Amendment"). Pursuant to the Certificate of Amendment, the number of authorized shares of common stock, par value $0.001 per share, was increased to 300,000,000. The Certificate of Amendment became effective upon filing on June 11, 2024.

Series E Preferred Stock Sales

Subsequent to May 31, 2024, the Company closed on three offerings of the Series E Preferred Stock. The Company has sold total shares of 301,673 for proceeds of $6.9 million net of issuance costs of $0.6 million.

At-the-Market Sales Agreement

On July 9, 2024, the Company entered into a Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc., BTIG, LLC, Lake Street Capital Markets, LLC, Northland Securities, Inc. and Roth Capital Partners, LLC (collectively, the "Agents"), pursuant to which the Company may offer and sell, from time to time, through the Agents, up to $125,000,000 of shares of the Company's common stock. As of the date of this report, approximately 2.9 million shares of the Company's common stock has been issued and sold under the Sales Agreement for proceeds of $16.4 million net of issuance costs of $0.5 million.

Garden City Release of Escrow Funds

On July 30, 2024, the Company announced that it has met the conditional approval requirements related to the release of the escrowed funds from the sale of its Garden City hosting facility. As of the date of this report, the Company has received the remaining $25 million of the purchase price held in escrow pending such conditional approval.

Yorkville Convertible Debt

Subsequent to May 31, 2024, $10.0 million of the Initial YA Notes has been converted into approximately 2.6 million shares of common stock as well as $38.0 million of the May Note has been converted into approximately 8.8 million shares of common stock.

Standby Equity Purchase Agreement ("SEPA")

On August 28, 2024, the Company entered into the SEPA with YA Fund, which was amended on August 29, 2024. Pursuant to the SEPA, subject to certain conditions and limitations, the Company has the option, but not the obligation, to sell to YA Fund, and YA Fund must subscribe for, an aggregate amount of up to $250.0 million of common stock, at the Company's request any time during the commitment period commencing on September 30, 2024, and terminating on the first day of the month next following the 36-month anniversary of September 30, 2024, as further described in Item 9B(a) below.

In connection with the execution of the SEPA, the Company agreed to pay a structuring fee (in cash) to YA Fund in the amount of $25,000. Additionally, the Company agreed to pay a commitment fee of $2,125,000 to YA Fund, payable on the date of the SEPA, in the form of the issuance of 456,287 shares of common stock (the "Commitment Shares"), representing

$2,125,000 divided by the average of the daily VWAPs of the common stock during the three trading days immediately prior to August 28, 2024.

Pursuant to the SEPA, the Company agreed to file a registration statement with the SEC for the resale under the Securities Act by YA Fund of the common stock issued under the SEPA, including the Commitment Shares. The Company shall not have the ability to request any advances under the SEPA until such resale registration statement is declared effective by the SEC.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of May 31, 2024, has concluded that our disclosure controls and procedures were not effective as of May 31, 2024, as a result of the material weaknesses in our internal control over financial reporting disclosed below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that evaluation, and as a result of the material weaknesses described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of May 31, 2024, our disclosure controls and procedures were not effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis.

We have identified the following material weakness in the design of our internal controls:

- We have not yet designed and implemented controls to ensure we can record, process, summarize, and report financial data.
- We have not designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.
- We did not design and maintain effective controls associated with related party transactions and disclosures. Controls were not designed or implemented at a sufficient level of precision or rigor to effectively identify related party relationships and disclose their related transactions in our financial statements.
- We also do not have a properly designed internal control system that identifies critical processes and key controls.

The material weaknesses did not result in any identified misstatements to the financial statements, and there were no changes to previously released financial results. Notwithstanding these material weaknesses in internal control over financial reporting, our management has concluded that, based on their knowledge, the consolidated financial statements, and other financial information included in this Annual Report on Form 10-K present fairly, in all material respects our financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

In order to remediate these material weaknesses, we have begun to take the following steps, among others:

1. Hiring additional qualified accounting and financial reporting personnel to support division of responsibilities, including utilizing an advisory, tax and assurance firm to assist with process documentation;
2. Improving and updating our systems;
3. Developing IT general controls to manage access and program changes across our key systems and the execution of improvements to application controls within our systems, including implementing user access reviews for all systems on a quarterly basis; and
4. Implementing processes and controls to better identify and manage segregation of duties, including executing an internal audit program to evaluate the design, implementation, and operating effectiveness of key business processes and IT controls.

We will not be able to fully remediate the material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Attestation Report

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm due to the fact that the Company is a non-accelerated filer and exempt from the requirement.

Changes in Internal Control over Financial Reporting

Except as set forth above, there were no changes in the Company's internal control over financial reporting during the fourth quarter of 2024, which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

(a)

SEPA

On August 28, 2024, the Company entered into the SEPA with YA Fund, which was amended on August 29, 2024. Pursuant to the SEPA, subject to certain conditions and limitations, the Company has the option, but not the obligation, to sell to YA Fund, and YA Fund must subscribe for, an aggregate amount of up to $250.0 million of common stock, at the Company's request any time during the commitment period commencing on September 30, 2024 (the "Effective Date") and terminating on the first day of the month next following the 36-month anniversary of the Effective Date; provided, that there is an effective resale registration statement on file with the SEC covering the shares of common stock issued and issuable under the SEPA.

In connection with the execution of the SEPA, the Company agreed to pay a structuring fee (in cash) to YA Fund in the amount of $25,000. Additionally, the Company agreed to pay a commitment fee of $2,125,000 to YA Fund, payable on the date of the SEPA, in the form of the issuance of 456,287 shares of common stock (the "Commitment Shares"), representing $2,125,000 divided by the average of the daily VWAPs of the common stock during the three trading days immediately prior to August 28, 2024.

Each advance (each, an "Advance") the Company requests in writing to YA Fund under the SEPA (notice of such request, an "Advance Notice") may be for a number of shares of common stock up to such amount as is equal to 100% of the average daily volume traded of the common stock during the five trading days immediately prior to the date the Company requests each Advance. At the Company's option, the shares of common stock purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to (i) 96% of the VWAP of the common stock on the applicable date of delivery of the Advance Notice during regular trading hours on such date (the "Option 1 Market Price") or (ii) 97% of the lowest daily VWAP of the common stock during the three consecutive trading days commencing on the date of the delivery of the Advance Notice (the "Option 2 Market Price"), other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice in which the Company elects to use the Option 2 Market Price below which the Company will not be obligated to make any sales to YA Fund. "VWAP" is defined as the daily volume weighted average price of the shares of common stock for such trading day on Nasdaq during regular trading hours as reported by Bloomberg L.P.

The SEPA will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the Effective Date or (ii) the date on which the Company shall have made full payment of Advances pursuant to the SEPA. The Company has the right to terminate the SEPA at no cost or penalty upon five trading days' prior written notice to YA Fund, provided that there are no outstanding Advance Notices for which shares of common stock need to be issued. The Company and YA Fund may also agree to terminate the SEPA by mutual written consent.

Any purchase under an Advance would be subject to certain limitations, including that YA Fund shall not purchase or acquire any shares that would result in it and its affiliates beneficially owning more than 4.99% of the then outstanding voting power or number of shares of common stock or any shares that, aggregated with shares issued under the SEPA, the March PPA or the May PPA, would exceed 19.99% of all shares of common stock outstanding on March 26, 2024 (the "Exchange Cap"), unless the Company obtains stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules.

Pursuant to the SEPA, the Company agreed to file a resale registration statement with the SEC for the resale under the Securities Act by YA Fund of the common stock issued under the SEPA, including the Commitment Shares. The Company shall not have the ability to request any Advances until such resale registration statement is declared effective by the SEC.

(b)

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the fiscal quarter ended May 31, 2024, Douglas Miller, a member of the Board, adopted a Rule 10b5-1 plan providing for the sale of up to 65,000 shares of the Company's common stock. Pursuant to this plan, Mr. Miller may sell shares of common stock beginning on August 15, 2024, subject to the terms of the agreement, and the plan terminates on December 31, 2024. The trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c).

Except as provided above, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(a) of Regulation S-K), during the fiscal quarter ended May 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Our directors and their ages as of the date of this filing are set forth below. Each director is elected annually to serve until the next annual meeting of shareholders, or until his or her successor is duly elected.

Name	Age	Position(s)	Period of Service
Wes Cummins	46	Chief Executive Officer and Chairman of the Board of Directors	Director from February 2007 to December 2020 and March 2021 to Present, sole officer from March 2012 to December 2020 and CEO, Secretary and Treasurer from March 2021 to Present
Ella Benson	38	Director	April 2024 to Present
Chuck Hastings	46	Director	April 2021 to Present
Rachel Lee	40	Director	February 2024 to Present

Douglas Miller	67	Director	April 2021 to Present
Richard Nottenburg	70	Director	June 2021 to Present
Kate Reed	38	Director and Chief Growth Officer	November 2023 to Present; Chief Growth Officer from May 2024 to Present

There are no family relationships between any of our directors or executive officers.

The biographies of our directors and certain information regarding each director's experience, attributes, skills and/or qualifications that led to the conclusion that the director should be serving as a director of our Company are as follows:

Wes Cummins

Mr. Cummins has served as a member of our Board from 2007 until 2020 and from March 11, 2021 through present. During that time Mr. Cummins also served in various executive officer positions and he is currently serving as our chairman of the Board and Chief Executive Officer. Mr. Cummins is also the founder and CEO of 272 Capital LP, a registered investment advisor, which he sold to B. Riley Financial, Inc. (NASDAQ: RILY) in August 2021. Following the sale, Mr, Cummins served as President of B. Riley Asset Management until February 2024. Mr. Cummins has been a technology investor for over 20 years and held various positions in capital markets including positions at investment banks and hedge funds. Prior to founding 272 Capital and starting our operating business, Mr. Cummins was an analyst with Nokomis Capital, L.L.C., an investment advisory firm, a position he held from October 2012 until February 2020. Mr. Cummins also served as president of B. Riley & Co., from 2002 to 2011. Mr. Cummins also serves as a member of the board of Sequans Communications S.A. (NYSE: SQNS), a fabless designer, developer and supplier of cellular semiconductor solutions for massive, broadband and critical Internet of Things (IoT) markets. Mr. Cummins served on the board of Telenav (NASDAQ: TNAV) from August 2016 until February 2021. Mr. Cummins also served on the board of Vishay Precision Group, Inc. (NYSE: VPG) from July 2017 to June 2024. He holds a BSBA from Washington University in St. Louis where he majored in finance and accounting. We believe Mr. Cummins is qualified to serve on our Board because of his business and leadership experience, as well as a result of having served as a director since starting our operating business.

Ella Benson

Ms. Benson brings over a decade of experience in financial services and currently serves as a Director at Oasis Management Co., Ltd. ("Oasis"). She has substantial experience working with public companies undergoing strategic transitions. Ms. Benson served on the board of directors of Stratus Properties (NASDAQ: STRS) from 2017 to 2020. Prior to joining Oasis in 2013, Ms. Benson was an analyst at GAM, an independent asset management firm, from 2009 to 2013. Ms. Benson holds a Bachelor of Business Administration in Finance from the McCombs School of Business at the University of Texas at Austin. Since May 2024, Ms. Benson has served as a member of the Company's Board where she is also the Chairperson of the Nominating and Governance Committee. We believe Ms. Benson is qualified to serve on our Board because of her substantial experience working with public companies undergoing strategic transitions

Chuck Hastings

Mr. Hastings currently serves as Chief Executive Officer of B. Riley Wealth Management. Mr. Hastings joined B. Riley Financial in 2013 as a portfolio manager and became Director of Strategic Initiatives at B. Riley Wealth Management in 2018 and President in 2019. Prior to joining B. Riley, Mr. Hastings served as Portfolio Manager at Tri Cap LLC and was Head Trader at GPS Partners, a Los Angeles-based hedge fund, where he managed all aspects of trading and process including price and liquidity discovery and trade execution from 2005 to 2009. While at GPS Partners, Mr. Hastings was instrumental in growing the fund with the founding partners from a small start-up to one of the largest funds on the West Coast. Earlier in his career, Mr. Hastings served as a convertible bond trader at Morgan Stanley in New York. Mr. Hastings also serves as a Board member for IQvestment Holdings. Mr. Hastings holds a B.A. in political science from Princeton University. We believe Mr. Hastings is qualified to serve on our Board because he is a recognized leader in the financial industry with more than two decades of global financial and business expertise.

Rachel Lee

Ms. Lee brings 17 years of finance and investment experience and 10 years of board experience at growth companies, including publicly traded entities. Most recently, Ms. Lee served as a Partner and the Head of the Consumer Private Equity practice at Ares Management Corporation (NYSE: ARES) and spent almost 15 years at the firm. In her role as the Head of Consumer Private Equity, she led all aspects of deal activity from origination to monetization including due diligence, debt capital raises, tack-on acquisitions, legal negotiations, and exits via initial public offerings. Before joining Ares in 2008, Ms. Lee was in the investment banking division at J.P. Morgan, where she participated in the execution of a variety of transactions, including leveraged buyouts, mergers and acquisitions, and debt and equity financings across various industries. Ms. Lee also serves on the boards of Bank of Hope (NASDAQ: HOPE) and Legacy Franchise Concepts and previously served on the boards of Cooper's Hawk Winery and Restaurants and Floor and Decor Holdings (NYSE: FND), among others. She holds a B.S. in Corporate Finance and a B.S. in Accounting from the University of Southern California. We believe Ms. Lee is qualified to serve on our Board because of her finance and investment experience and 10 years of board experience at growth companies, including publicly traded entities.

Douglas Miller

Mr. Miller has served as a member of the board of directors of three public companies over the past nine years: Telenav, Inc. (NASDAQ: TNAV) from July 2015 to February 2021, CareDx, Inc. (NASDAQ: CDNA) from July 2016 to May 2017, and Procera Networks, Inc. (NASDAQ: PKT) from May 2013 to June 2015. He has chaired the Audit Committee for each of these companies, and has also served as a Lead Independent Director and as chair or committee member on Compensation, Nominating and Governance and Special committees. Prior to his roles as board member, Mr. Miller served as senior vice president, chief financial officer and treasurer of Telenav, Inc. a wireless application developer specializing in personalized navigation services, from 2006 to 2012. From 2005 to 2006, Mr. Miller served as vice president and chief financial officer of Longboard, Inc., a privately held provider of telecommunications software. Prior to that, from 1998 to 2005, Mr. Miller held various management positions, including senior vice president of finance and chief financial officer, at Synplicity, Inc., a publicly traded electronic design automation company. Mr. Miller also served as chief financial officer of 3DLabs, Inc., a publicly held graphics semiconductor company, and as an audit partner at Ernst & Young LLP, a professional services organization. Mr. Miller is a certified public accountant (inactive). He holds a B.S.C. in Accounting from Santa Clara University. We believe Mr. Miller is qualified to serve on our Board because of his board experience at publicly traded companies and his finance and accounting experience.

Richard Nottenburg

Dr. Nottenburg is Executive Chairman of NxBeam Inc., which designs and builds leading proprietary mmWave ICs and radio products to power the next generation of satellite and terrestrial communication networks. Dr. Nottenburg is on the board of directors of Cognyte Software Ltd., (NASDAQ: CGNT),a global leader in security analytics software and Verint Systems Inc. (NASDAQ: VRNT), a customer engagement company. He serves as chairman of the compensation committee of both companies. He is also a member of the board of Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G and 4G chips and modules for massive, broadband and critical IoT applications where he serves on both the audit and compensation committees. Previously, Dr. Nottenburg served as President and Chief Executive Officer and a member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. We believe Dr. Nottenburg is qualified to serve on our Board because of his industry expertise and board experience at publicly traded companies.

Kate Reed

Ms. Reed brings expertise in technology leadership including Artificial Intelligence and Analytics, Cyber Security, and Cloud Computing. Ms. Reed has served in various capacities at IBM Corporation since 2014. She has been Director of Sales, Red Hat since 2021. Prior to that she served as Strategic Partnership Executive, With Watson from 2019 to 2021, as Business Unit Executive, IBM Security Trusteer from 2017 to 2019 and initially as Strategy Leader – Enterprise Content Management, IBM Cloud. Ms. Reed continues to lead revenue generating teams, designing technology strategies that align with organizational goals, ensuring seamless integration and leveraging the latest advancements to drive business success. We believe Ms. Reed is qualified to serve on our Board because of her industry expertise and experience designing technology strategies.

Executive Officers

Our executive officers and their ages as of the date of this filing are set forth below. Our executive officers are elected by, and serve at the discretion of, our Board.

Name	Age	Position(s)	Period of Service
Wes Cummins	46	Chief Executive Officer and Chairman of the Board	Sole officer from March 2012 to December 2020; Chief Executive Officer, Secretary and Treasurer from March 2021 to Present
David Rench	46	Chief Financial Officer	March 2021 to Present
Michael Maniscalco	44	Chief Technology Officer	Executive Vice President of Technology from September 2021 to June 2023; Chief Technology Officer beginning in July 2023

The business experience for the past five years, and in some instances, for prior years, of each of our executive officers is as follows:

Wes Cummins

See description the above section entitled "Directors."

David Rench

Mr. Rench became our chief financial officer in March 2021 and continues to serve in that capacity. Prior to joining us, Mr. Rench co-founded in 2009, and from 2010 to 2017 served as the VP of Finance and Operations of, a software startup company, Ihiji, until the company was acquired by Control4 in 2017. After the acquisition of Ihiji, Mr. Rench joined and served as Chief Financial Officer of Hirzel Capital, an investment management company, from 2017 to 2020. Mr. Rench holds a BBA from the Neeley School of Business at Texas Christian University in Fort Worth, Texas, and an MBA from the Cox School of Business at Southern Methodist University in Dallas, Texas.

Michael Maniscalco

Mr. Maniscalco became our Executive Vice President of Technology in February 2022, and was named Chief Technology Officer in July 2023. In 2009, Mr. Maniscalco co-founded Ihiji, a remote network management services company, where he served as the Vice President of Product through February 2018, after Ihiji was acquired in 2017. From 2018 until his employment with the Company, Mr. Maniscalco founded and served as Chief Executive Officer of Better Living Technologies from 2018 to 2022. In addition, Mr. Maniscalco has founded several other companies and organizations over the last five years.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors, executive officers and persons who beneficially own more than 10% of its common stock to file reports of ownership and changes in ownership with the Commission and to furnish the Company with copies of all such reports they file. Based on the Company's review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that none of its directors, executive officers or persons who beneficially own more than 10% of the common stock failed to comply with Section 16(a) reporting requirements during the fiscal year ended May 31, 2024 (the "Last Fiscal Year"), except for one Form 4 filed by Virginia Moore reporting eight late transactions.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics is posted on the Investors section of our website: www.applieddigital.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.

Board Composition

Our Board currently consists of seven members. Each of our current directors serves until the next annual meeting of our stockholders or earlier death, resignation or removal. Despite the expiration of a director's term, however, the director shall continue to serve until such director's successor is elected and qualifies or until there is a decrease in the number of directors.

Director Independence

Our common stock is listed on The Nasdaq Global Select Market. Under the Nasdaq Listing Rules, independent directors must comprise a majority of our Board. In addition, the Nasdaq Listing Rules require that all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Compensation committee members must also satisfy the independence criteria established by the Nasdaq Listing Rules in accordance with Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an "independent director" if, among other qualifications, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Ms. Benson, Mr. Hastings, Ms. Lee, Mr. Miller and Dr. Nottenburg do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq Listing Rules and the SEC.

Our Board has appointed Mr. Miller as our lead independent director. Our lead independent director is expected to provide leadership to our Board if circumstances arise in which the role of chief executive officer and chairperson of our Board may be, or may be perceived to be, in conflict, and perform such additional duties as our Board may otherwise determine and delegate.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee, each of which have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each committee operates under a written charter approved by our Board that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq Global Select Market. Copies of each committee's charter are posted on the Investors section of our website. Membership in each committee is shown in the following table.

	Audit Committee	Compensation Committee	Nominating and Governance Committee
Ella Benson			▲
Wes Cummins			
Chuck Hastings	●		●
Rachel Lee		●	●
Douglas Miller	▲	●	
Richard Nottenburg	●	▲	●
Kate Reed			

▲ Chair ● Member

Audit Committee

Our Audit Committee is comprised of Mr. Miller, Mr. Hastings and Dr. Nottenburg. Mr. Miller is the chairperson of our Audit Committee. Each Audit Committee member meets the requirements for independence under the current Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Mr. Miller qualifies as an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"). This designation does not impose any duties, obligations, or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board. Each member of our Audit Committee is financially literate. Our Audit Committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
- ensuring the independence of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
- considering the adequacy of our internal controls and internal audit function;
- inquiring about significant risks, reviewing our policies for risk assessment and risk management, including cybersecurity risks, and assessing the steps management has taken to control these risks;
- reviewing and overseeing our policies related to compliance risks;
- reviewing related party transactions that are material or otherwise implicate disclosure requirements; and
- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our Compensation Committee is comprised of Dr. Nottenburg, Ms. Lee, and Mr. Miller. Dr. Nottenburg is the chairperson of our Compensation Committee. The composition of our Compensation Committee meets the requirements for independence under the Nasdaq Listing Rules. Each member of this committee is a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act and an "outside director" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Our Compensation Committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation and the terms of any compensatory agreements of our executive officers;
- reviewing and recommending to our Board the compensation of our directors;
- administering our stock and equity incentive plans;
- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans; and

- establishing our overall compensation philosophy.

Nominating and Governance Committee

Our Nominating and Governance Committee is comprised of Ms. Benson, Ms. Lee, Dr. Nottenburg, and Mr. Hastings. Ms. Benson is the chairperson of our Nominating and Governance Committee. The composition of our Nominating and Governance Committee meets the requirements for independence under the Nasdaq Listing Rules. Our Nominating and Governance Committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board;
- recommending directors to serve on board committees;
- reviewing and recommending our corporate governance guidelines and policies;
- reviewing succession plans for senior management positions, including the chief executive officer;
- reviewing proposed waivers of the code of business conduct and ethics for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the Board);

- evaluating, and overseeing the process of evaluating, the performance of our Board and individual directors; and
- advising our Board on corporate governance matters.

Board's Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. Our Board, as a whole, determines our appropriate level of risk, assesses the specific risks that we face, and reviews management's strategies for adequately mitigating and managing the identified risks. Although our Board administers this risk management oversight function, the committees of our Board support our Board in discharging its oversight duties and address risks inherent in their respective areas. The Audit Committee reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. Our Audit Committee also reviews matters relating to compliance, cybersecurity, and security and reports to our Board regarding such matters. The Compensation Committee reviews risks and exposures associated with compensation plans and programs. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our Board leadership structure supports this approach.

Our Board is responsible for the oversight of cybersecurity risk management. The Board delegates oversight of the cybersecurity risk management program to the Audit Committee. The management of the program is the responsibility of our Risk Management Committee, comprised of our Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. The Risk Management Committee provides quarterly updates to the Audit Committee on our cybersecurity risk management program, including updates on (1) any critical cybersecurity risks; (2) ongoing cybersecurity initiatives and strategies; (3) applicable regulatory requirements; and (4) industry standards. The Risk Management Committee also notifies the Board of any cybersecurity incidents (suspected or actual) and provides updates on the incidents as well as cybersecurity risk mitigation activities as appropriate.

Item 11. Executive Compensation

Executive Compensation

We are a "smaller reporting company" under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of each of the Company's Chief Executive Officer and its two other most highly compensated individuals who were serving as executive officers at the end of the fiscal year ended May 31, 2024, for services rendered in all capacities during such year (the "Named Executive Officers"), consisting of Wes Cummins, our Chief Executive Officer, Secretary, Treasurer, Chairman of the Board, David Rench, our Chief Financial Officer, and Michael Maniscalco, our Chief Technology Officer.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to Named Executive Officers as of May 31, 2024 and May 31, 2023 for services rendered in all capacities to us for the years ended May 31, 2024 and May 31, 2023.

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($) [1]	All Other Compensation ($) [2]	Total ($)
Wes Cummins	2024	$ 600,000	$ 600,000	$ —	$ 1,695,169	$ 2,895,169
Chief Executive Officer, President, Secretary and Treasurer	2023	$ 312,500	$ 150,000	$ —	$ 5,492,078	$ 5,954,578
David Rench	2024	$ 475,000	$ 475,000	$ —	$ 767,990	$ 1,717,990
Chief Financial Officer	2023	$ 272,292	$ 339,375	$ —	$ 2,098,578	$ 2,710,245
Michael Maniscalco	2024	$ 375,000	$ 367,875	$ —	$ 432,698	$ 1,175,573
Chief Technology Officer [3]	2023	$ 200,000	$ 92,500	$ —	$ 854,941	$ 1,147,441

(1) Consists of value of restricted stock awards made outside of the 2022 Incentive Plan.

(2) Consists of restricted stock units granted through the 2022 Incentive Plan and health care premiums paid by the Company.

(3) Mr. Maniscalco joined the Company in September 2021 as EVP, Technology, and became Chief Technology Officer on July 5, 2023.

Narrative Disclosure to Summary Compensation Table

Employment Agreements with Named Executive Officers

Mr. Cummins Agreement

Mr. Cummins is our Chief Executive Officer. On January 4, 2022, we and Mr. Cummins entered into an Employment Agreement, effective as of November 1, 2021, as amended on September 25, 2023 (as amended, the "Cummins Employment Agreement").

Pursuant to the Cummins Employment Agreement, Mr. Cummins receives a base salary of $600,000 per annum, subject to review and adjustment (but not downward) from time to time during the term of the Cummins Employment Agreement based on Mr. Cummins's performance, and is also eligible for an annual bonus, to be determined at the Board's sole discretion. The term of the Cummins Employment Agreement ends on October 31, 2024, with automatic one (1) year extensions unless notice not to renew is given by either party at least 60 days prior to the relevant end date.

The Cummins Employment Agreement granted Mr. Cummins an incentive award of 500,000 restricted shares of our common stock ("Restricted Stock"), which are fully vested as of the date hereof.

The Cummins Employment Agreement requires Mr. Cummins to devote his full-time efforts to his employment duties and obligations, and provides that Mr. Cummins will be entitled to participate in all benefit plans provided to our employees in accordance with our applicable plan, policy or practices, as well as in any long-term incentive program established by us. It also provides for unlimited annual paid vacation, and reimbursement of reasonable business expenses, and provides that either party may terminate the employment arrangement pursuant to the notice requirements set forth in the Cummins Employment Agreement.

We may terminate the Cummins Employment Agreement upon Mr. Cummins's breach of any term of the Cummins Employment Agreement or where there is just Cause (as defined in the Cummins Employment Agreement) for termination.

Mr. Cummins may terminate the Cummins Employment Agreement in the event that we discontinue operating its business at the location where the Employee is employed, at his sole option, or with notice of a minimum of 2 weeks.

If Mr. Cummins employment is terminated without Cause or resigns with Good Reason (as defined in the Incentive Plan (as defined below)), during the 24-month period following a Change in Control (as defined in the Incentive Plan), Mr. Cummins shall be entitled to a severance payment equal to 2 times the following amount: Mr. Cummins's base salary plus Mr. Cummins's target bonus, each for the year in which the termination of employment occurs, subject to adjustments if such severance payments cause Mr. Cummins to be liable for federal excise tax under Section 4999 of the Internal Revenue Code levied on certain "excess parachute payments" as defined in Code Section 280G.

The Cummins Employment Agreement contains restrictive covenants prohibiting Mr. Cummins from disclosing our confidential information at any time, from competing with us in any geographic area where we do business during his employment, and from soliciting our employees, contractors or customers, during his employment and for one year thereafter.

In June 2023, the Compensation Committee increased Mr. Cummins's annual base salary to $600,000.

Mr. Rench Agreement

Mr. Rench is our Chief Financial Officer. On January 4, 2022, we and Mr. Rench entered into an Employment Agreement, effective as of November 1, 2021 (as amended, the "Rench Employment Agreement").

Pursuant to the Rench Employment Agreement, Mr. Rench receives a base salary of $240,000 per annum, subject to review and adjustment (but not downward) from time to time during the term of the Cummins Employment Agreement based on Mr. Rench's performance, and is also eligible for an annual bonus, to be determined at the Board's sole discretion. The term of the Rench Employment Agreement ends on October 31, 2024, with automatic one (1) year extensions unless notice not to renew is given by either party at least 60 days prior to the relevant end date.

The Rench Employment Agreement grants Mr. Rench an incentive award of 166,666 shares of Restricted Stock, which are fully vested as of the date hereof.

The Rench Employment Agreement requires Mr. Rench to devote 40 hours per week to his employment duties and obligations, and provides that Mr. Rench will be entitled to participate in all benefit plans provided to our employees in accordance with our applicable plan, policy or practices, as well as in any long-term incentive program established by us. It also provides for unlimited annual paid vacation, and reimbursement of reasonable business expenses, and provides that either party may terminate the employment arrangement pursuant to the notice requirements set forth in the Rench Employment Agreement.

We may terminate the Rench Employment Agreement upon Mr. Rench's breach of any term of the Rench Employment Agreement or where there is just Cause (as defined in the Rench Employment Agreement) for termination. Mr. Rench may terminate the Rench Employment Agreement in the event that we discontinue operating its business at the location where the Employee is employed, at his sole option, or with notice of a minimum of 2 weeks.

If Mr. Rench employment is terminated without Cause or resigns with Good Reason (as defined in the Incentive Plan), during the 24-month period following a Change in Control (as defined in the Incentive Plan), Mr. Rench shall be entitled to a severance payment equal to 2 times the following amount: Mr. Rench's base salary plus Mr. Rench's target bonus, each for the year in which the termination of employment occurs, subject to adjustments if such severance payments cause Mr. Rench to be liable for federal excise tax under Section 4999 of the Internal Revenue Code levied on certain "excess parachute payments" as defined in Code Section 280G.

The Rench Employment Agreement contains restrictive covenants prohibiting Mr. Rench from disclosing our confidential information at any time, from competing with us in any geographic area where we do business during his employment, and from soliciting our employees, contractors or customers, during his employment and for one year thereafter.

On October 10, 2023, the Compensation Committee increased Mr. Rench's annual base salary to $475,000, effective September 1, 2023.

Mr. Maniscalco Agreement

The Company does not currently have an employment agreement with Mr. Maniscalco. Mr. Maniscalco receives a base salary of $375,000 per annum, subject to annual review, and is eligible for an annual bonus of up to 75% of his base salary, to be determined at our sole discretion. Mr. Maniscalco is entitled to participate in all benefit plans provided to our employees in accordance with our applicable plan, policy or practices, as well as in any long-term incentive program established by us.

Potential Payments upon Termination or Change in Control

In addition to any payments provided by the Named Executive Officers' employment agreements, as described above, under the terms of each Named Executive Officer's restricted stock award (each, an "Award"), if the Named Executive Officer's employment terminates before the Award is vested and the termination is on account of the Named Executive Officer's death, disability or termination by the Company without Cause (as defined in the Award), the Named Executive Officer will vest in a portion of the unvested Award based on the number of full months of employment that the Named Executive Officer has completed as of the termination date, and since the grant date of the Award. Under the terms of each Named Executive Officer's PSU Award, the portion of the Target Award that will be earned and vested is determined based on both the months of employment completed as of the termination date and on achievement of certain performance factors defined in the Award during the period prior to the termination of employment.

In addition, if there is a change in control of the Company (as defined in the Award, a "Change in Control") while the Award remains unvested, the Award will be treated in accordance with one of the following as determined by the Compensation Committee: (1) the Award may be replaced with a new award that constitutes a "Replacement Award" under the terms of the Award and relevant tax rules; (2) if the Company's stock continues to be publicly traded on the Nasdaq Global Select Market (or another established securities market) after the Change in Control, then the Award will continue in place and be treated as a Replacement Award; or (3) if, following the Change in Control, the Company's stock is no longer publicly traded on The Nasdaq Global Select Market (or another established securities market), the unvested portion of the Award shall become vested immediately prior to the consummation of the Change in Control. Notwithstanding any of the foregoing, the Committee may determine that any unvested portion of the Award will be cancelled and terminated for consideration instead. Notwithstanding the foregoing, for PSU Awards, if the Change in Control occurs prior to the date that the Committee determines the number of units earned under the Award, the Named Executive Officer will vest in a portion of the Award based on the months of employment completed as of the Change in Control, applied to the higher of 100% of the target Award and the amount earned based on actual performance as of the end of the last full calendar quarter preceding the Change in Control date.

If payment of an Award in connection with a Change in Control would result in liability for an excise tax under Section 4999 of the Code for "excess parachute payments" as defined in Section 280G of the Code, the amount of the Award may be reduced to avoid imposition of the excise tax, if such reduction results in a greater post-tax benefit to the Named Executive Officer as compared to payment of the full amount of the Award and imposition of the excise tax.

Severance Agreements

Except for the payments provided by the Named Executive Officers' employment agreements, as described above, none of our employees have severance agreements.

Welfare and other benefits

We provide health, dental, and vision insurance benefits to the Named Executive Officers, on the same terms and conditions as provided to all other eligible U.S. employees except for an employee in North Dakota with separate benefit arrangements due to North Dakota state laws.

We maintain a broad-based 401(k) plan including the Named Executive Officers. The Named Executive Officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by the Company during the fiscal year ended May 31, 2024. The Named Executive Officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by the Company during the fiscal year ended May 31, 2024.

Outstanding Equity Awards At May 31, 2024

The following table summarizes, for each of the Named Executive Officers, the number of shares of common stock underlying outstanding stock awards held as of May 31, 2024.

Name	Grant Date	STOCK AWARDS	
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Wes Cummins	8/5/2022	250,000 (1)	$ 507,500
	4/4/2023	400,000 (2)	$ 888,000
David Rench	8/5/2022	125,000 (3)	$ 253,750
	4/4/2023	140,000 (4)	$ 310,800
Michael Maniscalco	8/5/2022	70,833 (5)	$ 143,791
	4/4/2023	50,000 (6)	$ 111,000
	1/31/2024	200,000 (7)	$ 1,028,000

(1) Consists of restricted stock units that vest as follows: 83,333 on each of August 5, 2024 and February 5, 2025 and 83,334 on August 5, 2025.
(2) Consists of restricted stock units that vest as follows: 100,000 on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026.
(3) Consists of restricted stock units that vest as follows: 41,667 on each of February 5, 2025 and August 5, 2025 and 41,666 on August 5, 2024.
(4) Consists of restricted stock units that vest as follows: 35,000 on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026.
(5) Consists of restricted stock units that vest as follows: 23,611 on February 5, 2025, 23,610 on August 5, 2024 and 23,612 on August 5, 2025.
(6) Consists of restricted stock units that vest as follows: 12,500 on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026.
(7) Consists of restricted stock units that vest as follows: 33,333 on each of July 31, 2024, January 31, 2025, January 31, 2026 and July 31, 2026 and 33,334 on each of July 31, 2025 and January 31, 2027.

Director Compensation Table

The following table sets forth information concerning the compensation paid to certain of our non-employee directors who served on our Board during fiscal year ended May 31, 2024:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($)	Total ($)
Ella Benson [2]	$ 3,634	$ 332,792 [7]	$ —	$ 336,426
Charles Hastings	$ 41,667	$ 329,148 [8]	$ —	$ 370,815
Rachel Lee [3]	$ 14,605	$ 343,018 [9]	$ 1,955	$ 359,578
Kelli McDonald [4]	$ 30,132	$ 329,148 [10]	$ —	$ 359,280
Douglas Miller	$ 77,083	$ 329,148 [11]	$ —	$ 406,231
Virginia Moore [5]	$ 33,511	$ 329,148 [12]	$ —	$ 362,659
Richard Nottenburg	$ 59,167	$ 1,373,148 [13]	$ 2,300	$ 1,434,615
Kate Reed [6]	$ 20,000	$ 360,011 [14]	$ —	$ 380,011

(1)   Amounts shown represent the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, of awards of restricted stock granted during fiscal year ended May 31, 2024.

(2)   Ms. Benson has served as a director since April 2024.

(3)   Ms. Lee has served as a director since February 2024.

(4)   Ms. McDonald served as director through February 2024.

(5)   Ms. Moore served as director through February 2024.

(6)   Ms. Reed was appointed the Chief Growth Officer of the Company in May of 2024.

(7)   Ms. Benson held unvested restricted stock awards for 101,461 shares of common stock as of May 31, 2024.

(8)   Mr. Hastings held unvested restricted stock awards for 33,685 shares of common stock as of May 31, 2024.

(9)   Ms. Lee held unvested restricted stock awards for 79,219 shares of common stock as of May 31, 2024.

(10)   33,685 shares of common stock associated with unvested restricted stock awards were forfeited upon Ms. McDonald's resignation from the Company's Board of Directors effective February 2024.

(11)   Mr. Miller held unvested restricted stock awards for 33,685 shares of common stock as of May 31, 2024.

(12)   33,685 shares of common stock associated with unvested restricted stock awards were forfeited upon Ms. Moore's resignation from the Company's Board of Directors effective February 2024.

(13)   Dr. Nottenburg held unvested restricted stock awards for 333,685 shares of common stock as of May 31, 2024.

(14)   Ms. Reed held unvested restricted stock awards for 57,160 shares of common stock and unvested restricted stock units of 300,000 shares of common stock as of May 31, 2024.

Non-Employee Director Compensation Policy

The following table shows the annual cash retainer fees for non-employee directors:

Base retainer	$	40,000
Audit Committee Chair	$	20,000
Audit Committee Member	$	10,000
Compensation Committee Chair	$	15,000
Compensation Committee Member	$	7,500
Nominating and Governance Committee Chair	$	12,000
Nominating and Governance Committee Member	$	6,000
Lead Independent Director	$	25,000

Directors serving in multiple leadership roles receive incremental compensation for each role. Directors are not expected to receive additional compensation for attending regularly scheduled Board or committee meetings. For less than full years of service, the compensation paid to the non-employee directors will be prorated based on the number of days of service. Directors also receive customary reimbursement for reasonable out-of-pocket expenses related to Board service.

In addition to the annual cash retainer fees, directors also receive an annual grant of restricted stock valued at $160,000, calculated using the closing price of the common stock on the Nasdaq Global Select Market on the date of grant, which is the date of each annual meeting of stockholders, and vesting on the first anniversary of the date of grant.

On November 9, 2023, each director received a grant of restricted stock awards for 33,685 shares of common stock that will vest on November 9, 2024 in order to compensate such elected or re-elected director (at the Annual Meeting of the Company's stockholders held on November 9, 2023) to serve on the Company's Board for the subsequent 12 months.

Directors who are employees of the Company do not receive any additional compensation for Board service.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plans

On October 9, 2021, our Board approved two equity incentive plans, which our stockholders approved on January 20, 2022. The two plans consist of the 2021 Incentive Plan (the "Incentive Plan"), which provides for grants of various equity awards to our employees and consultants, and the 2021 Non-Employee Director Stock Plan (as amended, the "Director Plan" and, together with the Incentive Plan, the "Plans"), which provides for grants of restricted stock to non-employee directors and for deferral of cash and stock compensation if such deferral provisions are activated at a future date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of May 31, 2024:

Plan	Number of shares of Common Stock issuable upon exercise of outstanding options, warrants or rights		Weighted average exercise price of outstanding options, warrants or rights	Number of shares of Common Stock remaining available for future issuance
Incentive Plan	8,354,997	(1)	—	—
Director Plan	638,895		—	720,333
Plans not approved by shareholders	—		—	—
TOTAL	**8,993,892**		**—**	**720,333**

(1) Includes 5,244,986 shares of our Common Stock underlying outstanding RSU awards subject to time-based vesting and 3,110,011 shares subject to certain performance share unit awards, of which 2,800,000 shares which were awarded to certain executives. These certain executive awards were subsequently canceled.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of August 26, 2024 (unless otherwise noted) by:

(a) each of our Named Executive Officers

(b) each of our Directors

(c) all of our directors and officers as a group

(d) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Any securities that are exercisable for, or convertible into, shares of common stock within 60 days of August 26, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage ownership of our common stock on 157,438,246 shares of our common stock outstanding on August 27, 2024.

Name [1]	Number of Shares Beneficially Owned	Percentage of Common Stock
Directors & Named Executive Officers:		
Wes Cummins [2]	23,281,455	14.79 %
Ella Benson	101,461	*
Chuck Hastings	603,006	*
Rachel Lee	79,219	*
Michael Maniscalco [3]	130,903	*
Douglas Miller	228,506	*
Richard Nottenburg	513,686	*
Kate Reed [4]	57,160	*
David Rench [5]	346,965	*
All current directors and executive officers as a group (9 persons)	25,342,361	16.10 %
5% or greater holders:		
CIM APLD Lender Holdings, LLC [6]	9,265,366	5.89 %
Hood River Capital Management LLC [7]	9,596,231	6.10 %

* Less than 1% of outstanding shares.

(1) Except as otherwise indicated, the address of each person named in this table is c/o Applied Digital Corporation, 3811 Turtle Creek Boulevard, Suite 2100, Dallas, Texas 75219.

(2) Includes (i) 17,590,238 shares of common stock held by Cummins Family Ltd, of which Mr. Cummins is the CEO, (ii) 3,964,764 shares of common stock held directly including restricted stock and common stock held by Wesley Cummins IRA Account, (iii) 1,626,453 shares of Common Stock held by 272 Capital, LP, of which, of which Mr. Cummins was the President and CEO until his resignation effective February 5, 2024, and (iv) 100,000 shares of Common Stock issuable upon vesting of RSUs held by Mr. Cummins within 60 days of August 27, 2024.

(3) Includes 12,500 shares of restricted Common Stock issuable upon vesting of RSUs held by Mr. Maniscalco within 60 days of August 27, 2024.

(4) Does not include 300,000 shares of Common Stock issuable upon vesting of RSUs held by Ms. Reed which were granted to Ms. Reed upon her employment as the Company's Chief Growth Officer, which will not vest within 60 days of August 27, 2024.

(5) Includes 35,000 shares of restricted Common Stock issuable upon vesting of RSUs held by Mr. Rench within 60 days of August 27, 2024.

(6) Based upon information contained in a Schedule 13G jointly filed by CIM APLD Lender Holdings, LLC ("APLD Lender Holdings"), APLD Lender Holdings Parent, LLC ("APLD Lender Holdings Parent"), CIM Infrastructure Fund III, L.P. ("CIM IF III"), CIM Infrastructure Fund III GP, LLC ("CIM IF III GP"), CIM Applied Digital Parallel, LLC ("Applied Digital Parallel"), CIM Infrastructure Fund III (Lux) SCSp ("Luxembourg SCSp"), CIM Infrastructure III GP (Lux), S.a.r.l. ("Luxembourg S.a r.l."), CIM Group Management, LLC ("CIM Group Management"), CIM Group Management Holdings, LLC ("CIM Group Management Holdings") and CIM Group, LLC ("CIM Group") on June 17, 2024. Includes 9,265,366 shares of common stock. APLD Lender Holdings Parent is the managing member of APLD Lender Holdings. The controlling owners of APLD Lender Holdings Parent are CIM IF III and Applied Digital Parallel. CIM IF III GP is the general partner of CIM IF III. Luxembourg SCSp is the majority owner of Applied Digital Parallel. Luxembourg S.a r.l. is the general partner of Luxembourg SCSp. CIM Group Management is the manager of CIM IF III GP and the sole owner of Luxembourg S.a r.l. CIM Group Management Holdings is the sole owner of CIM Group Management. CIM Group is the majority owner of CIM Group Management Holdings.

(7) Based upon information contained in a Schedule 13F filed by Hood River Capital Management LLC on August 14, 2024. Includes 9,596,231 shares of common stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

In addition to the compensation arrangements discussed in the sections titled "Management" and "Executive Officer and Director Compensation," the following is a description of each transaction since June 1, 2022 and each currently proposed transaction in which:

a. we have been or are to be a participant;
b. the amount involved exceeded or will exceed $120,000; and
c. any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

GMR Limited Service Order

As of May 31. 2024, GMR Limited ("GMR") held more than 5% of our outstanding common stock. Each of Guo Chen, a 50% owner and sole director of GMR, and Bo Dong, 50% owner of GMR, are deemed to beneficially own shares of our common stock held by GMR. GMR and subsidiaries made payments to the Company of approximately $9.2 million during the fiscal year ended May 31, 2023, and approximately $6.0 million during the fiscal year ended May 31, 2024.

Mr. Chen owns 60% of Alternity Fund Ltd., which owns 100% of GOI. Jason Zhang, a former director of the Company, owned 15% of Alternity during the fiscal year ended May 31, 2024. On December 8th, 2021, we entered into a Service Order with GOI pursuant to which we provide energized space for mining activities of GOI. GOI paid approximately $6.4 million during the fiscal year ended May 31, 2023, and approximately $6.1 million during the fiscal year ended May 31, 2024, to the Company pursuant to the Service Order. On July 25, 2024, GMR Limited reported that they have ceased to be the beneficial owner of more than 5% of our outstanding common stock.

B. Riley Loan & Security Agreement

Bryant Riley, chairman of the board and co-chief executive officer, of B. Riley Financial, Inc. (Nasdaq: RILY), directly or indirectly through subsidiaries of RILY, held in excess of 5% of our then outstanding common stock beginning in April 2023. Such shares no longer represent more than 5% of our outstanding common stock. On May 23, 2023, the Company entered into a Loan and Security Agreement with B. Riley Commercial Capital, LLC and B. Riley Securities, Inc., each of which is a wholly-owned subsidiary of RILY, with a total possible principal amount up to $50 million. As of May 31, 2024 the total loan balance of $44.5 million was repaid in full.

AI Bridge Loan

On January 30, 2024, the Company issued the AI Bridge Loan payable to AI Bridge Funding LLC (the "Lender"), providing for an unsecured loan in the aggregate principal amount of up to $20.0 million, of which $15.0 million was available immediately and funded upon the execution of the AI Bridge Loan. The obligation of the Lender to advance the remaining $5.0 million shall be in the Lender's sole discretion. The AI Bridge Loan will mature on January 30, 2026 and bears interest at a rate of 12.5% per annum. During the fiscal fourth quarter 2024, the principal balance of the AI Bridge Loan, $20.0 million as of May 1, 2024, was converted into common stock pursuant to the terms of the AI Bridge Loan resulting in the Company issuing 8,421,146 in shares of its common stock to the Lender.

Affiliates of the Lender are both an investor in B. Riley Financial, Inc. and also an investment management client of B. Riley Asset Management. As previously disclosed, the Company's Chairman and Chief Executive Officer, served as the President of B. Riley Asset Management, and effective February 5, 2024, resigned from that position.

Other Related Party Transactions

During the fiscal years ended May 31, 2024 and 2023, the Company received sublease income of $70,000 and $103,000, respectively, from B. Riley Financial, Inc.

During the fiscal years ended May 31, 2024 and 2023, the Company paid construction and consulting costs of $0.3 million and $0.1 million, respectively, to a company owned by a family member of the Company's Chief Financial Officer.

During the fiscal years ended May 31, 2024 and 2023, the Company paid software license fees of $0.2 million and $0.1 million, respectively, to a company whose chairman is also a member of the Board.

During the fiscal year ended May 31, 2024, the Company paid consulting fees of $43,000 to a member of the Board for sales consulting work. No such payments were made during the fiscal year ended May 31, 2023.

Review, Approval, or Ratification of Transactions with Related Parties

In April 2024, we adopted a charter of the Audit Committee, pursuant to which all related party transactions including those between us, our directors, executive officers, majority stockholders and each of our respective affiliates or family members will be reviewed and approved by our Audit Committee, or if no Audit Committee exists, by a majority of the independent members of our Board. Our existing policies are designed to comply with the Nasdaq Listing Rules and the rules and regulations of the SEC.

Director Independence

Please see the discussion of director independence under Item 10. Directors, Executive Officers and Corporate Governance starting on page 99 above.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Item 14. Principal Accounting Fees and Services

The following table presents fees billed to the Company for professional services rendered by our independent registered public accounting firm, Marcum LLP, for the fiscal years ended May 31, 2024 and 2023:

(in thousands)	Fiscal Years Ended May 31,			
	2024		2023	
Type of Fees:				
Audit fees	$	484	$	464
All other fees		376		92
Total fees	$	860	$	556

For the fiscal years ended May 31, 2024 and 2023, the Audit Committee approved all of the services provided by, and fees paid to, Marcum LLP.

The Audit Committee has established a policy requiring approval by it of all fees for audit and non-audit services to be provided by the Company's independent registered public accountants, prior to commencement of such services. Consideration and approval of fees generally occurs at the Committee's regularly scheduled meetings or, to the extent that such fees may relate to other matters to be considered at special meetings, at those special meetings.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit No.	Description
3.1	Second Amended and Restated Articles of Incorporation, as amended from time to time. (Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K, filed with the SEC on August 2, 2023).
3.1.1	Certificate of Amendment to the Certificate of Designations for the Series E Redeemable Preferred Stock. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 16, 2024).
3.1.2	Certificate of Amendment, dated June 11, 2024, to Second Amended and Restated Articles of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 11, 2024).
3.2	Third Amended and Restated Bylaws of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 29, 2024).
4.1	Registration Rights Agreement, dated April 15, 2021, by and between the Company and B. Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
4.1.1	Amendment, dated December 13, 2021, to Registration Rights Agreement, dated April 15, 2021, by and between the Company and B. Riley Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors (Incorporated by reference to Exhibit 3.2 to Amendment No. 6 the Company's Registration Statement on Form S-1, filed with the SEC on April 12, 2022).
4.1.2	Amendment No. 2, dated February 22, 2022, to Registration Rights Agreement, dated April 15, 2021, by and between the Company and B. Riley Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, filed with the SEC on February 28, 2022).
4.2	Registration Rights Agreement, dated July 30, 2021, by and between the Company and B. Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
4.2.1	Amendment, dated December 13, 2021, to Registration Rights Agreement, dated July 30, 2021, by and between the Company and B. Riley Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, filed with the SEC on April 12, 2022).
4.2.2	Amendment No. 2, dated February 22, 2022, to Registration Rights Agreement, dated July 30, 2021, by and between the Company and B. Riley Securities, Inc., for the benefit of B. Riley Securities, Inc. and the Investors (Incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-1, filed with the SEC on February 28, 2022).
4.3	Right of First Refusal and Co-Sale Agreement, dated as of April 15, 2021, by and between the Company, the Key Holders and Investors (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
4.4	Right of First Refusal and Co-Sale Agreement, dated as of July 30, 2021, by and between the Company, the Key Holders and Investors. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
4.5	Form of Warrant. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 30, 2024).
4.6	Form of Subscription Agreement. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 16, 2024).
4.7	Form of Warrant. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 14, 2024).
4.8*	Description of Securities.
10.1	Services Agreement, dated March 19, 2021, by and among the Company, GMR Limited, Xsquared Holding Limited, and Valuefinder (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
10.2	Master Professional Services Agreement between Ulteig Engineers, Inc. and APLD Hosting, LLC. (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
10.3	Non-Fixed Price Sales and Purchase Agreement, dated April 13, 2021, between Bitmain Technologies Limited and the Company (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).

10.4	Coinmint Colocation Mining Services Agreement dated as of June 15, 2021 by and between Coinmint, LLC and the Company (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
10.5#	Service Framework Agreement, dated July 5, 2021, by and between APLD Hosting, LLC and JointHash Holding Limited (Incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the SEC on November 2, 2021).
10.6#	Amended and Restated Electric Services Agreement, dated September 13, 2021, by and between APLD Hosting, LLC and [Redacted] (Incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the SEC on November 2, 2021).
10.7	Sublease Agreement, dated as of May 19, 2021, by and between the Company and Encap Investments L.P. (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, filed with the SEC on August 13, 2021).
10.8#	Service Framework Agreement, dated July 5, 2021, by and between APLD Hosting, LLC and Bitmain Technologies Limited (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K, filed with the SEC on August 29, 2022).
10.9#	Master Hosting Agreement, dated as of September 20, 2021, by and between APLD Hosting, LLC and F2Pool Mining, Inc. (Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the SEC on November 2, 2021).
10.10#	Master Hosting Agreement, dated as of October 12, 2021, by and between APLD Hosting, LLC and Hashing LLC. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the SEC on November 2, 2021).
10.11	Services Agreement, effective as of October 12, 2021, by and among Applied Blockchain, LTD and Xsquared Holding Limited. (Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the SEC on November 2, 2021).
10.12†	2022 Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.12.1†	Form of Employee Restricted Stock Award Agreement. (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.12.2†	Form of Restricted Stock Unit Award Agreement (Employees). (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.12.3†	Form of Restricted Stock Unit Award Agreement (Consultants). (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.12.4*†	Amendment to 2022 Incentive Plan.
10.13†	2022 Non-Employee Director Stock Plan. (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.13.1†	First Amendment to the 2022 Non-Employee Director Stock Plan, dated April 4, 2023. (Incorporated by reference to Exhibit 10.13.1 to the Company's Annual Report on Form 10-K, filed with the SEC on August 2, 2023).
10.13.2	Form of Director Restricted Stock Award Agreement. (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-8, filed with the SEC on June 17, 2022).
10.14#	Limited Liability Company Agreement, dated as of January 6, 2022, by and between the Company and Antpool Capital Asset Investment L.P. (Incorporated by reference to Exhibit 10.14 to Amendment No. 5 to the Company's Registration Statement on Form S-1, filed with the SEC on January 24, 2022).
10.15†	Employment Agreement, effective as of November 1, 2021, by and between the Company and Wes Cummins. (Incorporated by reference to Exhibit 10.15 to Amendment No. 5 to the Company's Registration Statement on Form S-1, filed with the SEC on January 24, 2022).
10.15.1†	Amendment No. 1 to Executive Employment Agreement, dated as of September 25, 2023, by and between the Company and Wes Cummins. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 28, 2023).
10.16†	Employment Agreement, effective as of November 1, 2021, by and between the Company and David Rench. (Incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Company's Registration Statement on Form S-1, filed with the SEC on January 24, 2022).
10.16.1†	Amendment No. 1 to Executive Employment Agreement, dated as of September 25, 2023, by and between the Company and David Rench. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 28, 2023).
10.17	Ground Lease, effective as of April 13, 2022, by and between EDB, Ltd and APLD - Rattlesnake Den I LLC. (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed with the SEC on August 2, 2023).

10.18†	Employment Agreement, effective as of November 1, 2021, by and between the Company and Regina Ingel (Incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Company's Registration Statement on Form S-1, filed with the SEC on January 24, 2022).
10.18.1†	Amendment dated August 1, 2022 to Employment Agreement between Applied Blockchain, Inc. and Regina Ingel. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 5, 2022).
10.19	Loan Agreement dated as of March 11, 2022 by and between APLD Hosting, LLC, Vantage Bank Texas and Applied Blockchain, Inc. (Incorporated by reference to Exhibit 10.20 to Amendment No. 6 the Company's Registration Statement on Form S-1, filed with the SEC on April 12, 2022).
10.20	Continuing Guaranty Agreement dated as of March 11, 2022 by Applied Blockchain, Inc. for the benefit of Vantage Bank Texas. (Incorporated by reference to Exhibit 10.21 to Amendment No. 6 the Company's Form S-1, filed with the SEC on April 12, 2022).
10.21	Letter between Applied Blockchain, Inc. and Xsquared Holding Limited dated June 6, 2022. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 8, 2022).
10.22	Hosting Agreement, dated as of July 12, 2022, by and between Marathon Digital Holdings, Inc. and Applied Blockchain, Inc. (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 12, 2022).
10.23	Loan Agreement, dated as of July 25, 2022, by and among APLD Hosting, LLC, Starion Bank, and Applied Blockchain, Inc. as Guarantor. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 12, 2022).
10.24	Security Agreement, dated of July 25, 2022, by and between APLD Hosting, LLC and Starion Bank. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on August 12, 2022).
10.25	Security Agreement, dated of July 25, 2022, by and among APLD Hosting, LLC, Applied Blockchain, Inc., as Grantor, and Starion Bank. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on August 12, 2022).
10.26	Unlimited Commercial Corporate Guaranty of Applied Blockchain, Inc. dated as of July 25, 2022. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on August 12, 2022).
10.27	Loan Agreement by and among APLD - Rattlesnake Den I, LLC, as borrower, Vantage Bank Texas, as lender, and the Company, as guarantor, entered into as of November 7, 2022. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 14, 2022).
10.28#	Loan Agreement, dated as of February 16, 2023 by and among APLD ELN-01 LLC, Starion Bank, and Applied Digital Corporation as Guarantor. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2023).
10.29#	Security Agreement, dated as of February 16, 2023 by and between APLD ELN-01 LLC and Starion Bank. (Incorporated by referenced to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2023).
10.30	Security Agreement, dated as of February 16, 2023 by and among APLD ELN-01 LLC, Applied Digital Corporation and Starion Bank. (Incorporated by referenced to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2023).
10.31	Unlimited Commercial Corporate Guaranty of Applied Digital Corporation dated as of February 16, 2023. (Incorporated by referenced to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on February 21, 2023).
10.32#	Loan and Security Agreement, dated as of May 23, 2023, by and among SAI Computing, LLC as Borrower, B. Riley Commercial Capital, LLC and B. Riley Securities, Inc., as Lenders, B. Riley Commercial Capital, LLC as Collateral Agent, and Applied Digital Corporation as Guarantor. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2023).
10.32.1	Termination of Loan and Security letter, dated February 5, 2024, between the Company and B. Riley Commercial Capital, LLC and B. Riley Securities, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 5, 2024).
10.33†	Form of Amendment No. 1 to Restricted Stock Unit Award. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on September 28, 2023).
10.34†	Form of Amendment No. 1 to Performance Stock Unit Award. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on September 28, 2023).

10.35	Form of Indemnification Agreement by and between Applied Digital Corporation and individual directors or officers. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on January 16, 2024).
10.36	Unsecured Promissory Note, dated January 30, 2024, issued by the Company and payable to AI Bridge Funding LLC. (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 5, 2024).
10.36.1	Waiver, Consent and Amendment by and between the Company and AI Bridge Funding LLC, dated March 27, 2024. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on April 1, 2024).
10.36.2	Amendment No. 2 to Unsecured Promissory Note, dated April 26, 2024, by and between Applied Digital Corporation and AI Bridge Funding LLC. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on April 30, 2024).
10.37#	Loan Agreement, dated as of February 28, 2024, by and between APLD GPU-01, LLC and Cornerstone Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 5, 2024).
10.38	Security Agreement, dated as of February 28, 2024, by and between APLD GPU-01, LLC and Cornerstone Bank. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 5, 2024).
10.39	Form of Guaranty Agreement, dated as of February 28, 2024, made by each of Applied Digital Corporation, SAI Computing, LLC and APLD Hosting, LLC in favor of Cornerstone Bank. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on March 5, 2024).
10.40	Consent to Transfer Interest in Real Property Subject to Mortgage and Subordination Agreement, dated as of February 28, 2024, made by Starion Bank, in favor of APLD Hosting, LLC. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on March 5, 2024).
10.41#	Collateral Assignment of Customer GPU Contracts and Consent, dated as of February 28, 2024, by Applied Digital Corporation, in favor of Cornerstone Bank. (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on March 5, 2024).
10.42%	Purchase and Sale Agreement, dated March 14, 2024, by and between APLD - Rattlesnake Den I LLC and Mara Garden City LLC. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 15, 2024).
10.43	Prepaid Advance Agreement by and between Applied Digital Corporation and YA II PN, LTD., dated March 27, 2024. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 1, 2024).
10.44	Convertible Promissory Note issued by Applied Digital Corporation and payable to YA II PN, LTD., dated March 27, 2024. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 1, 2024).
10.45	Guaranty made by APLD-ELN-02 LLC in favor of YA II PN, LTD., dated March 27, 2024. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 1, 2024).
10.46	Convertible Promissory Note issued by Applied Digital Corporation and payable to YA II PN, LTD., dated April 24, 2024. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 30, 2024).
10.47	Cooperation and Standstill Agreement, dated as of April 30, 2024, by and between Applied Digital Corporation, a Nevada Corporation, and Oasis Management Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on May 1, 2024).
10.48	Services Agreement, dated as of May 16, 2024, by and between Applied Digital Corporation and Preferred Shareholder Services, LLC. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 16, 2024).
10.49	Prepaid Advance Agreement by and between Applied Digital Corporation and YA II PN, LTD., dated May 24, 2024. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2024).
10.50	Convertible Promissory Note issued by Applied Digital Corporation and payable to YA II PN, LTD., dated May 24, 2024. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2024).
10.51	Guaranty made by APLD-ELN-02 LLC in favor of YA II PN, LTD., dated May 24, 2024. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2024).

10.52	Amendment by and between the Company and YA II PN, LTD., dated May 24, 2024. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on May 24, 2024).
10.53#	Promissory Note, dated June 7, 2024, issued by APLD Holdings 2 LLC and payable to CIM APLD Lender Holdings, LLC. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2024).
10.54	Parent Guaranty, dated June 7, 2024, issued by Applied Digital Corporation in favor of CIM APLD Lender Holdings, LLC. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2024).
10.55%	Guarantee and Collateral Agreement, dated June 7, 2024, by and among APLD Hosting, LLC, APLD ELN-01 LLC, APLD ELN-02 LLC, APLD Holdings 1 LLC, APLD Holdings 2 LLC, APLD ELN-02 Holdings LLC and CIM APLD Lender Holdings, LLC (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2024).
10.56	Consent, Waiver and First Amendment to Prepaid Advance Agreements, dated June 7, 2024, by and between Applied Digital Corporation and YA II PN, LTD. (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2024).
10.57*	Registration Rights Agreement, dated June 7, 2024, by and between Applied Digital Corporation and CIM APLD Lender Holdings, LLC.
10.58*	Security Agreement, dated June 21, 2024, by and between Applied Digital Cloud Corporation and YA II PN, LTD.
10.59	Waiver Agreement, dated August 11, 2024, by and between APLD Holdings 2 LLC and CIM APLD Lender Holdings, LLC. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on August 14, 2024).
10.60*	Standby Equity Purchase Agreement, dated August 28, 2024, by and between Applied Digital Corporation and YA II PN, LTD.
10.61*	First Amendment to the Standby Equity Purchase Agreement, dated August 29, 2024, by and between Applied Digital Corporation and YA II PN, LTD.
21.1*	List of Subsidiaries.
23.1*	Consent of Marcum, LLP.
24.1*	Power of Attorney (contained on signature page).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
32.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b).
32.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b).
97.1*†	Compensation Recovery Policy.

* Filed herewith.

** Furnished, not filed.

† Management compensatory agreement.

Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

% The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) and Item 1.01, Instruction 4 of Form 8-K. The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas on August 30, 2024.

APPLIED DIGITAL CORPORATION

By: /s/ *Wes Cummins*

Name: Wes Cummins
Title: Chief Executive Officer, Secretary and Treasurer (Principal Executive Officer)

By: /s/ *David Rench*

Name: David Rench
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

116

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Wes Cummins and David Rench, and each of them individually, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Report together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this Report and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all such certificates, notices, communications, reports, instruments, agreements and other documents as may be necessary or appropriate in connection therewith and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, and hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ *Wes Cummins* Wes Cummins	Chief Executive Officer and Chairman (Principal Executive Officer)	August 30, 2024
/s/ *David Rench* David Rench	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 30, 2024
/s/ *Chuck Hastings* Chuck Hastings	Director	August 30, 2024
/s/ *Douglas Miller* Douglas Miller	Director	August 30, 2024
/s/ *Richard Nottenburg* Richard Nottenburg	Director	August 30, 2024
/s/ *Rachel Lee* Rachel Lee	Director	August 30, 2024
/s/ *Kate Reed* Kate Reed	Director	August 30, 2024
/s/ *Ella Benson* Ella Benson	Director	August 30, 2024

Exhibit 4.8

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of our capital stock. It is subject to and qualified in its entirety by reference to our second amended and restated articles of incorporation, as further amended to date ("**Articles**") and our third amended and restated bylaws ("**Bylaws**"), which are included as exhibits to our annual report, of which this Exhibit 4.8 is a part. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Nevada Revised Statutes (the "**NRS**"), for additional information.

Authorized Capital Stock

We are authorized to issue 305,000,000 shares of capital stock, $0.001 par value per share, of which 300,000,000 are common stock (the "**Common Stock**") and 5,000,000 are preferred stock (the "**Preferred Stock**").

As of August 26, 2024 there were 157,438,246 shares of Common Stock outstanding and 301,673 shares of Preferred Stock outstanding.

Common Stock

Holders of our Common Stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purposes. Holders of our Common Stock are entitled to receive proportionately any dividends as may be declared by our board, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock. The holders of our Common Stock have no conversion rights. Holders of Common Stock have no preemptive or subscription rights to purchase any of our securities. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. Each holder of our Common Stock is entitled to one vote for each such share outstanding in the holder's name. No holder of Common Stock is entitled to cumulative votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive a pro rata share of our assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, rights, preferences, privileges and restrictions thereof, without further vote or action by the stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption, liquidation preferences and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

As of the date hereof, (i) 70,000 shares of Preferred Stock have been designated as Series A, there are no shares of Series A Preferred Stock outstanding; (ii) 50,000 shares of Preferred Stock have been designated as Series B, there are no shares of Series B Preferred Stock outstanding; (iii) 660,000 shares have been designated as Series C Preferred Stock, there are no shares of Series C Preferred Stock outstanding; (iv) 1,380,000 shares of Preferred Stock have been designated as Series D, there are no shares of Series D Preferred Stock outstanding; and (v) 2,000,000 shares of Preferred Stock have been designated as Series E, there are 301,673 of Series E Preferred Stock outstanding.

Series E Preferred Stock

Exhibit 4.8

Our Board has designated out of the authorized and available shares of our Preferred Stock, a series of 2,000,000 shares redeemable preferred stock, designated as the Series E Redeemable Preferred Stock (the "Series E Preferred Stock"). The following is a brief description of the terms of the Series E Preferred Stock.

Dividend Rights

The holders of the Series E Preferred Stock shall be entitled to receive, and we shall pay, out of legally available funds, dividends on each share of Series E Preferred Stock at an annual rate of 9.0% of the Stated Value (as defined below). Dividends will be declared and accrued monthly. Such dividends shall be payable upon Board approval, which may not be monthly, out of legally available funds in cash.

Liquidation Rights

Subject to the liquidation preference stated in the ranking section in the Certificate of Designation for the Series E Preferred Stock, as amended on June 9, 2023 and on May 16, 2024, Series E Preferred Stock will be entitled to be paid out of the funds and assets available for distribution, an amount per share equal to the "Stated Value," or $25.00, plus an amount per share that is issuable as the result of accrued or unpaid Dividends. After payment to the holders of our Series E Preferred Stock, the remaining funds and assets available for distribution to our stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Redemption Rights

Each holder of shares of Series E Preferred Stock is entitled, subject to limitations applicable to distributions under Nevada law and Nasdaq Listing Rules, to redeem any portion of the outstanding Series E Preferred Stock held by such holder at any time. At the option of the Board, in is sole discretion, and taking into account the Company's reserves and other considerations, such redemption may be effectuated in cash or our Common Stock. Additionally, subject to limitations applicable to distributions under Nevada law, we may redeem a share of Series E Preferred Stock at our option at any time from time to time upon not less than 10 nor more than 90 calendar days' written notice to the holders prior to the date fixed for redemption thereof, at a redemption price of 100% of the Stated Value of the shares of Series E Preferred Stock to be redeemed plus accrued but unpaid dividends, or with shares of Common Stock as determined in accordance with the Certificate of Designation for the Series E Preferred Stock. In accordance with Rule 5635(d) of the Nasdaq Stock Market, the number of shares of Common Stock issuable to holders of Series E Preferred Stock for redemption shall not exceed 19.99% of the outstanding shares of Common Stock without the approval of the Company's stockholders.

Other Rights

Our Series E Preferred Stock has no preemptive rights, no voting rights and no sinking fund or conversion provisions.

Anti-Takeover Effects of the Articles, the Bylaws and Nevada Law

We are a Nevada corporation and are generally governed by the NRS. The following is a brief description of the provisions in our Articles, Bylaws and the NRS that could have an effect of delaying, deferring, or preventing a change in control of the Company.

The provisions of the NRS, our Articles, and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect

Exhibit 4.8

of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Combinations with Interested Stockholders

Nevada's "combinations with interested stockholders" statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder." These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation's original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Our Articles do not include such an election to opt-out of these provisions.

Acquisition of Controlling Interests

Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. Our Bylaws provide that these statutes do not apply to us. Absent such provision in our Bylaws, these laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our Articles or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one fifth or more, but less than one third, (2) one third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply.

Articles and Bylaws

The provisions of our Articles and Bylaws, taken together with the applicable provisions of the NRS:

Exhibit 4.8

- Authorize the board of directors to issue "blank check" Preferred Stock, the terms of which may be established and shares of which may be issued without stockholder approval;

- Require supermajority disinterested stockholder approval of certain business combinations with related persons (each as defined in the Articles;

- Permit removal of directors only for cause and require the affirmative vote of not less than 75% of the voting power of all of the then outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to remove any director (the NRS does not include a cause concept in NRS 78.335 and the provision of our Articles exceeds the minimum two thirds (2/3) threshold vote required by that statute);

- Require the affirmative vote of not less than two thirds (2/3) of the voting power of all of the then outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to adopt, amend alter or repeal our Bylaws; and

- Do not provide for cumulative voting in the election of directors.

NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

In addition, our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our Bylaws, which could delay, defer or prevent a change in control.

Limitation on Liability and Indemnification of Directors and Officers

Section 78.138 of the NRS provides that, unless the corporation's Articles provide otherwise, a director or officer will not be individually liable unless the presumption that it is acting in good faith and on an informed basis with a view to the interests of the corporation has been rebutted, and it is proven that (i) the director's or officer's acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our Articles provide that no director or officer shall have any personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts that involve intentional misconduct, fraud, or a knowing violation of the law or (ii) the payment of dividends in violation of Nevada corporate law.

Section 78.7502(1) of the Nevada Revised Statutes, or NRS, provides that a corporation may indemnify, pursuant to that statutory provision, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise or as a manager of a limited liability company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he is not liable pursuant to NRS 78.138 or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation,

Exhibit 4.8

and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS 78.7502(2) permits a corporation to indemnify, pursuant to that statutory provision, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification pursuant to NRS 78.7502 may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. NRS 78.751(1) provides that a corporation shall indemnify any person who is a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by the person in connection with defending an action (including, without limitation, attorney's fees), to the extent that the person is successful on the merits or otherwise in defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, or any claim, issue or matter in such action.

NRS 78.751 provides that the indemnification pursuant to NRS 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled (except that indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of the law and such intentional misconduct, fraud or a knowing violation of the law was material to the cause of action) and that the indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. NRS 78.752 permits a corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Bylaws provide that the Corporation shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys' fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.

In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments and fines incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the

Exhibit 4.8

Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our Transfer Agent

The transfer agent and registrar for our Common Stock and our Series E Preferred Stock is Computershare Trust Company, N.A. The transfer agent's address and phone number is: 150 Royall Street, Canton, MA 02021, telephone number: (781) 575-2000.

Stock Exchange Listing

Our common stock is presently quoted on The Nasdaq Global Select Market under the symbol "APLD."

EXHIBIT 10.12.4

FIRST AMENDMENT
TO
APPLIED BLOCKCHAIN, INC.
2022 INCENTIVE PLAN

This First Amendment (the "*Amendment*") to the Applied Blockchain, Inc. 2022 Incentive Plan (as amended, restated, or otherwise modified from time to time, the "*Plan*") is effective as of May 3, 2024. All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Plan.

W I T N E S S E T H:

WHEREAS, Section 18.1 of the Plan provides, in part, that the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan in whole or in part;

WHEREAS, Section 12.3 of the Plan provides that the Committee retains the discretion to adjust performance-based compensation upward or downward, either on a formula or discretionary basis or any combination, as the Committee determines;

WHEREAS, Section 3.2 of the Plan provides, in part, that the Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan, and to construe any ambiguous provision of the Plan;

WHEREAS, the Committee desires to amend the Plan to confirm that, with respect to any Award that vests in whole or in part based on achievement of performance goals, including, without limitation, any Performance Share or Performance Unit, the Committee has the authority pursuant to Section 12.3 of the Plan to reduce the number of Shares that may vest upon achievement of such performance goals, modify such performance goals in a manner the Committee deems appropriate, and/or waive any such performance goals, in each case, without Participant consent.

NOW, THEREFORE, be it effective as of the date set forth above, the Plan is hereby amended as follows:

1. Section 12.3 of the Plan is hereby amended and restated in its entirety, to read as follows:

    With respect to any Award that vests in whole or in part based on achievement of performance goals, including, without limitation, any Performance Share or Performance Unit, the Committee shall retain the discretion to reduce the number of Shares that may vest upon achievement of such performance goals, modify such performance goals in a manner the Committee deems appropriate, and/or waive any such performance goals, in each case, without Participant consent.

2. Section 18.3 of the Plan is hereby amended and restated in its entirety, to read as follows:

    Notwithstanding any other provision of this Plan to the contrary (other than Sections 12.3 and 18.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

3. Except as set forth herein, the Plan shall remain in full force and effect without modification.

* * * * *

EXHIBIT 10.57

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "<u>Agreement</u>") is made and entered into as of June 7, 2024, by and among Applied Digital Corporation, a Nevada corporation (together with any successor entity thereto, the "<u>Company</u>"), and CIM APLD Lender Holdings, LLC, a Delaware limited liability company (the "<u>Investor</u>").

WHEREAS, in connection with the Promissory Note, dated as of June 7, 2024, between APLD Holdings 2 LLC, a Delaware limited liability company, in favor of the Investor (the "<u>Promissory Note</u>"), the Company has agreed to issue the Warrants (as defined below) to the Investor under the conditions set forth therein;

WHEREAS, the execution of this Agreement is a condition to the closing of the transactions contemplated by the Promissory Note; and

WHEREAS, in connection with the issuance of the Warrants, the Company has agreed to provide the registration rights provided for in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.   <u>Definitions</u>. As used in this Agreement, the following terms have the respective meanings set forth in this <u>Section 1</u> and other terms are defined throughout this Agreement:

"<u>Additional Warrant Issuance</u>" shall mean any of (i) the Additional Warrant Issuance as defined in the Promissory Note, or (ii) the issuance of additional Warrants pursuant to <u>Section 4(l)</u> of the Promissory Note.

"<u>Business Day</u>" means a day other than Saturday, Sunday or any other day which commercial banks in New York, New York are authorized or required by law to close.

"<u>Commission</u>" means the U.S. Securities and Exchange Commission.

"<u>Common Stock</u>" means the common stock, par value $0.001 per share, of the Company.

"<u>Effective Date</u>" means, as to a Registration Statement, the date on which such Registration Statement is first declared effective by the Commission.

"<u>Effectiveness Deadline</u>" means on or prior to the 90th day after such Additional Warrant Issuance (or the 30th day if the Commission does not review the Registration Statement).

"<u>Effectiveness Period</u>" means, as to any Registration Statement required to be filed pursuant to this Agreement, the period commencing on the Effective Date of such Registration Statement and ending on (a) the date that all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders of the Registrable Securities included therein, or (b) such time as all of the Registrable Securities covered by such

Registration Statement may be sold by the Holders without restriction pursuant to Rule 144 as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities and, if other than the Investor, a Person to whom the rights hereunder have been properly assigned pursuant to Section 7 hereof.

"Losses" has the meaning given to it in Section 5(a).

"New York Courts" means the state and federal courts sitting in the City of New York, Borough of Manhattan, State of New York.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Prospectus" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"Registrable Securities" means: (i) any shares of Common Stock (including shares of Common Stock issuable upon exercise of the Warrants) and any Warrants acquired in the Additional Warrant Issuance; and (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any price adjustment as a result of such stock splits, reverse stock splits or similar events with respect to any of the securities referenced in clause (i) above, in each case whether now owned or hereafter acquired by a Holder. Notwithstanding the foregoing, a security shall cease to be a Registrable Security for purposes of this Agreement from and after such time as the Holder of such security may resell such security without restriction under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders.

"Registration Statement" means any registration statement of the Company filed or confidentially submitted with the Commission under the Securities Act that covers the resale of Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement.

"Required Holders" means the Holders of a majority of the outstanding Warrants on an as-exercised basis.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Trading Market" means any of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or any other national securities exchange, or OTCQB or OTCQX (or any successors to any of the foregoing).

"Warrants" means warrants to purchase Common Stock issued pursuant to the Additional Warrant Issuance or the Accordion Warrant Issuance as contemplated by the Promissory Note.

2.   Registration.

(a)   As promptly as practicable after the date of each Additional Warrant Issuance, the Company shall prepare and file or confidentially submit with the Commission a Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 (a "Resale Shelf Registration Statement"). The Resale Shelf Registration Statement shall be filed on Form S-1 (or on such other form appropriate for such purpose) and contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Resale Shelf Registration Statement, other than as to the characterization of any Holder as an underwriter, which shall not occur unless such characterization is consistent with written information provided by the Holder in the Selling Holder Questionnaire) a "Plan of Distribution" in substantially the form attached hereto as Annex A. The Company shall cause the Resale Shelf Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable but, in any event, no later than the Effectiveness Deadline, and shall use its reasonable best efforts to keep each such Resale Shelf Registration Statement continuously effective during its entire Effectiveness Period. By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of the Resale Shelf Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Resale Shelf Registration Statement (whether or not such filing is technically required under such Rule).

(b)   Promptly following any date on which the Company becomes eligible to use a registration statement on Form S-3 to register Registrable Securities for resale, the Company shall file a Registration Statement on Form S-3 covering all securities that are then deemed Registrable Securities (or a post-effective amendment on Form S-3 to the then effective Registration Statement) for an offering to be made on a continuous basis pursuant to Rule 415 (an "S-3 Resale Shelf Registration Statement") and shall cause such S-3 Resale Shelf Registration Statement to be filed as soon as commercially reasonable and declared effective under the Securities Act as soon as reasonably possible thereafter. Such S-3 Resale Shelf Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such S-3 Resale Shelf Registration Statement, other than as to the characterization of any Holder as an underwriter, which shall not occur unless such characterization is consistent with written information provided by the Holder in the Selling Holder Questionnaire) a "Plan of Distribution" in substantially the form attached hereto as Annex A. The Company shall use its commercially reasonable efforts to keep such S-3 Resale Shelf Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period. By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of such S-3 Resale Shelf Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such S-3 Resale Shelf Registration Statement (whether or not such filing is technically required under such Rule).

(c)   [Reserved].

(d)   The Company will give notice of its intention to file the Resale Shelf Registration Statement to the Holders at least ten (10) Business Days prior to the intended filing date of the Resale Shelf Registration Statement. Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Annex B (a "Selling Holder Questionnaire") at least five (5) Business Days prior to the anticipated filing date of the Resale Shelf Registration Statement. If a Holder does not provide all such information the Company may reasonably request (a "Non-Complying Holder"), that Holder will not be named as a selling securityholder in the Prospectus and will not be permitted to sell its securities under the Resale Shelf Registration Statement. From and after the effective date of the Resale Shelf Registration Statement, the Company shall use reasonable best efforts, as promptly as is practicable after a Non-Complying Holder delivers the information required pursuant to the previous two sentences, (i) if required by applicable law, to file with the Commission a post-effective amendment to the Resale Shelf Registration Statement; and, if the Company shall file a post-effective amendment to the Resale Shelf Registration Statement, use reasonable best efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable; or (ii) to prepare and, if permitted or required by applicable law, to file a supplement to the related Prospectus or an amendment or supplement to any document incorporated therein by reference or file any other required document so that the Non-Complying Holder is named as a selling securityholder in the Resale Shelf Registration Statement and the related Prospectus, and so that such Holder is permitted to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law; provided, that the Company shall not be required to file more than one post-effective amendment under this clause (b) in any calendar quarter.

3.   Registration Procedures. In connection with the Company's registration obligations hereunder:

(a)   The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which the "Selling Stockholders" section thereof materially differs from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented). The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which it (i) characterizes any Holder as an underwriter, unless such characterization is consistent with written information provided by the Holder in the Selling Holder Questionnaire, (ii) excludes a particular Holder due to such Holder refusing to be named as an underwriter, unless so required pursuant to written comments received from the Commission, or (iii) reduces the number of Registrable Securities being registered on behalf of a Holder without such Holder's express written authorization. The Company shall also ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

(b)   The Company shall (i) prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto, and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statement(s) and the disposition of all Registrable Securities covered by each Registration Statement.

(c)   The Company shall notify the Holders as promptly as reasonably possible (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; and (B) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (iv) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)   The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Holders of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(e)   The Company shall promptly deliver to the Holders, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as the Holders may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(f)   Prior to any public offering of Registrable Securities, the Company shall register or qualify such Registrable Securities for offer and sale under the securities or blue sky laws of all jurisdictions within the United States as any Holder may request, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statements; provided, however, in connection with any such registration or qualification, the Company shall not be required to (i) qualify to do business in any jurisdiction where the Company would not otherwise be required to qualify, (ii) subject itself to general taxation in any such jurisdiction, (iii) file a general consent to service of process in any jurisdiction, or (iv) make any change to the Company's articles of incorporation or bylaws.

(g)   Except to the extent the Registrable Securities are eligible to be transferred in book-entry form through the facilities of the Depository Trust Company or the book-entry system of the Company's transfer agent, the Company shall cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement(s). Such book-entry securities or certificates, as applicable, shall be free, to the extent permitted by applicable federal securities laws, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

(h)   As promptly as reasonably possible upon the occurrence of any event contemplated by Section 3(c)(iv), the Company shall prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i)　　For so long as the Registrable Securities that have been registered under a Registration Statement remain Registrable Securities, the Company shall notify the Holders thereof in writing of the happening of any event, as promptly as reasonably practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and shall promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission. The Company shall also notify the Holders of Registrable Securities that have been registered under a Registration Statement in writing as promptly as reasonably possible when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when the Registration Statement or any post-effective amendment relating to such Registrable Securities has become effective.

(j)　　If any Holder is required under applicable securities laws to be described in the Registration Statement as an underwriter, at the reasonable request of such Holder, the Company shall furnish to such Holder, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as a Holder may reasonably request: (i) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Holders, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance reasonably acceptable to such counsel and as is customarily given in an underwritten public offering, addressed to the Holders.

(k)　　Other than the information regarding a Holder provided by such Holder to the Company for inclusion in a Registration Statement, the Company shall hold in confidence and not make any disclosure of information concerning a Holder provided to the Company unless: (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning a Holder is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Holder and allow such Holder, at the Holder's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(l)   The Company shall use its commercially reasonable efforts to cause all of the Registrable Securities covered by a Registration Statement to be listed on each Trading Market on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such Trading Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(l).

(m)   The Company shall cooperate with the Holders who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates or book-entry securities (not bearing any restrictive legend to the extent permitted by the federal securities laws) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates or book-entry securities to be in such denominations or amounts, as the case may be, as the Holders may reasonably request and registered in such names as the Holders may request.

(n)   If requested by a Holder and to the extent legally required for the Holder to offer and sell Registrable Securities, the Company shall as soon as practicable: (i) incorporate in a prospectus supplement or post- effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by a Holder holding any Registrable Securities.

4.   Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed or traded for trading, (B) with respect to filings with FINRA by any underwriter's counsel for compensation review pursuant to FINRA Rule 5110, and (C) in compliance with applicable state securities or blue sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by a Holder), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and

expenses incurred in connection with the listing of the Registrable Securities on any Trading Market as required hereunder. In no event shall the Company be responsible for any broker or similar commissions incurred by any Holder or, except to the extent provided for in the Transaction Agreements, any legal fees or other cost of the Holders in connection with this Agreement.

5.   Indemnification.

(a)   Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "**Losses**"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was furnished in writing to the Company by or on behalf of such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b)   Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent that, such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by or on behalf of such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and furnished in writing by or on behalf of such Holder expressly for use in the Registration

Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, that, the Indemnifying Party shall pay for no more than two separate sets of counsel for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten trading days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to

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reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d) Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6. Reports Under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 or any other similar rule or regulation of the Commission that may at any time permit the Holders to sell Registrable Securities of the Company to the public without registration, the Company agrees, for so long as Registrable Securities are outstanding and held by the Holders, to:

(a) make and keep public information available, as those terms are understood, defined and required in Rule 144;

(b)　file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company is and remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)　furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, such information as may be reasonably and customarily requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.

7.　Assignment of Registration Rights. The rights under this Agreement shall be automatically assignable by the Investor to any permitted transferee of all or any portion of such Investor's Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights and such transferee agrees to be bound by the terms of this Agreement, and a copy of such agreement is furnished to the Company within five (5) Business Days after such assignment; (ii) the Company is, within five (5) Business Days after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws; and (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein.

8.　Miscellaneous.

(a)　Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)　Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(c)　Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(d)   Piggy-Back Registrations. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen calendar days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights, and other customary conditions of, and documentation required by, the underwriters of such offering.

(e)   Amendments and Waivers. Except as set forth otherwise herein, the provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, without the written consent of the Company and the Required Holders or, in the case of Section 2, the written consent of the Company and the Required Holders but substituting eighty percent (80%) for the majority threshold in such case; *provided, however*, that for purposes of this Section 8(e), Registrable Securities that are owned, directly or indirectly, by the Company or any of its subsidiaries shall not be deemed to be outstanding. No amendment shall be deemed effective unless it applies uniformly to all Holders. Notwithstanding the foregoing, a waiver or consent to or departure from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders may be given by such Holder; *provided* that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the first and second sentences of this paragraph.

(f)   Notices. All notices and other communications, provided for or permitted hereunder, shall be made in writing and delivered by electronic mail (with receipt confirmed), overnight courier, registered or certified mail, return receipt requested, or by telegram:

(i)   if to a Holder, at the most current address given by the transfer agent and registrar of the Shares to the Company;

(ii)   if to the Company, shall be sufficient in all respects if delivered to the Company at the offices of the Company at 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas 75219, Attention: Wes Cummins, David Rench.

(g)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, including, without limitation and without the need for an express assignment or assumption, subsequent Holders. The Company agrees that the Holders shall be third party beneficiaries to the agreements made hereunder by the parties hereto, and each Holder shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

(h)   Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or email transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or email signature were the original thereof.

(i)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to any principle or rule that would require the application of the law of any other state. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, employees or agents) will be commenced in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(j)   Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(k)   Entire Agreement. This Agreement and the Promissory Note (or upon its execution, the Long Form Credit Documentation (as defined in the Promissory Note) which shall supersede and replace the Promissory Note) (collectively, the "Transaction Agreements") and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. The Transaction Agreements and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(l)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m)   Registrable Securities Held by the Company or its Affiliates. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company, its subsidiaries or members of management of the Company and the board of directors of the Company shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

(n)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(o)   Independent Nature of Holders' Obligations and Rights. The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. Nothing contained herein or in any Transaction Agreement, and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Agreement, or with respect to any Holder's beneficial ownership of its Registrable Securities. Each Holder acknowledges that no other Holder will be acting as agent of such Holder in enforcing its rights under this Agreement. Each Holder shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Holders has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Holders and not because it was required or requested to do so by any Holder.

[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


COMPANY:

APPLIED DIGITAL CORPORATION

By: /s/ David Rench_____
    Name: David Rench
    Title: CFO

[*Signature Page to Registration Rights Agreement*]


IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

INVESTOR:

CIM APLD LENDER HOLDINGS, LLC

By: /s/ David Thompson
    Name: David Thompson
    Title: Vice President and Chief Financial Officer

[*Signature Page to Registration Rights Agreement*]

Annex A

Plan of Distribution

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- through the writing of options on the shares;

- to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or another exemption, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker- dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

Annex B

Selling Securityholder Notice and Questionnaire

The undersigned beneficial owner of common stock (the "Common Stock"), of Applied Digital Corporation, a Nevada corporation (the "Company"), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the "Commission") a Registration Statement for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of June 7, 2024 (the "Registration Rights Agreement"), among the Company and the Investor named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	**Name.**	
(a)	Full Legal Name of Selling Securityholder:	
(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:	
(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):	
2.	**Address for Notices to Selling Securityholder:**	

Telephone: _____

Address: _____

Email: _____

Contact Person: _____

3.   **Beneficial Ownership of Registrable Securities:**

Type and Amount of Registrable Securities beneficially owned:

4.   **Broker-Dealer Status:**

(a)   Are you a broker-dealer?

Yes [ ] No [ ]

Note: If yes, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b)   Are you an affiliate of a broker-dealer?

Yes [ ] No [ ]

(c)	If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes [ ] No [ ]

Note: If no, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.   **Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.**

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

_____

6.   **Relationships with the Company:**

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

7.   The Company has advised each Selling Securityholder that it is the view of the Commission that it may not use shares registered on the Registration Statement to cover short sales of Common Stock made prior to the date on which the Registration Statement is declared effective by the Commission, in accordance with SEC Division of Corporation Finance Compliance & Disclosure Interpretations, Securities Act Sections, §239.10. If a Selling Securityholder uses the prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Securityholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Securityholders in connection with resales of their respective shares under the Registration Statement.

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement.

Certain legal consequences arise from being named as a Selling Securityholder in the Registration Statement and related prospectus. Accordingly, the undersigned is advised to consult their own securities law counsel regarding the consequence of being named or not being named as a Selling Securityholder in the Registration Statement and the related prospectus.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus. The undersigned hereby elects to include the Registrable Securities owned by it and listed above in Item 3 (unless otherwise specified in Item 3) in the Registration Statement.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:_____   Beneficial Owner:

Annex B-3

By:_____
    Name:
    Title:

PLEASE EMAIL A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention: Brett D. Nadritch
BNadritch@milbank.com

Annex B-5

EXHIBIT 10.58

SECURITY AGREEMENT

This **SECURITY AGREEMENT** (as amended, restated, supplemented or otherwise modified from time to time, this "*Agreement*"), is made as of June 21, 2024, by **APPLIED DIGITAL CLOUD CORPORATION,** a Nevada corporation (the "*Company*"), in favor of **YA II PN, LTD.**, a Cayman Islands exempted limited partnership (the "*Investor*").

WHEREAS, the Company is a subsidiary of **APPLIED DIGITAL CORPORATION**, a Nevada corporation ("*Parent*"). Parent and the Investor are parties to (i) that certain Prepaid Advance Agreement dated as of March 27, 2024 (as amended, restated, modified or supplemented from time to time, the "*March PAA*"), (ii) that certain Prepaid Advance Agreement dated as of May 24, 2024 (as amended, restated, modified or supplemented from time to time, the "*May PAA*" and together with the March PAA, as each may be amended restated, supplemented or otherwise modified from time to time, the "*Prepaid Advance Agreements*"), (iii) that certain Convertible Promissory Note, dated March 27, 2024 made by Parent in favor of Investor (as amended, restated, modified or supplemented from time to time, the "*March Promissory Note*") and (iv) that certain Convertible Promissory Note, dated April 24, 2024 made by Parent in favor of Investor (as amended, restated, modified or supplemented from time to time, the "*April Promissory Note*") and (v) that certain Convertible Promissory Note, dated May 24, 2024 made by Parent in favor of Investor (as amended, restated, modified or supplemented from time to time, the "*May Promissory Note*" and together with the March Promissory Note and the April Promissory Note, the "*Promissory Notes*" and together with the Prepaid Advance Agreements and the Consent (as defined below), the "*Yorkville Documents*").

WHEREAS, on or about June 6, 2024, the Parent and the Investor entered in that certain Consent, Waiver and First Amendment to Prepaid Advance Agreements (the "**Consent**"). This Agreement is being executed and delivered pursuant to the terms of the Consent.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

SECTION 1. Definitions. All capitalized terms used herein shall have the meanings assigned to them below, or in the Yorkville Documents. Except as otherwise defined, terms defined in the UCC and used herein shall have the meanings set forth in the UCC.

"*Business Day*" shall mean any day other than a Saturday, a Sunday or any day on which commercial banks in the City of New York are authorized or required by law or executive order to close or be closed.

"*Collateral*" shall mean all of Company's right, title and interest in and to all of the following: (a) all goods, accounts, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located, and (b) all of the Company's books and records relating to the foregoing, and all products and proceeds of any of the foregoing; provided that, notwithstanding the foregoing, the Collateral shall not include, and no security interest or Lien granted herein shall attach to, any Excluded Property.

"*Excluded Property*" shall mean (i) any fee-owned real property and any leasehold interests in real property, (ii) any governmental licenses or state or local franchises, charters or authorizations, to the extent a security interest in any such licenses, franchise, charter or authorization would be prohibited or restricted thereby (including any legally effective prohibition or restriction) after giving effect to the applicable anti- assignment clauses of the UCC and applicable laws, other than the proceeds and receivables thereof the assignment of which is expressly deemed effective under the UCC or any similar applicable laws notwithstanding such prohibition, (iii) motor vehicles and other assets and personal property subject to certificates of title to the extent a Lien thereon cannot be perfected by the filing of a UCC financing statement or equivalent, (iv) assets and personal property for which a pledge thereof or a security interest therein is prohibited by applicable laws (including any legally effective requirement to obtain the consent of any governmental authority), (v) assets and personal property to the extent a security interest in such assets would result in material adverse tax consequences as reasonably determined by the Company in consultation with the Investor and notified in writing by the Company to the Investor, (vi) any intent-to-use trademark application prior to the filing and acceptance of a "Statement of Use" or "Amendment to Allege Use" with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law, (vii) any contract, instrument, document, lease, license or other agreement to which Company is party to (or its property is subject to) if, to the extent, and for so long as, the grant of a Lien in any such contract, instrument, document, lease, license or other agreement to secure the Obligations constitutes a breach of, or a default under, or creates a right of termination in favor of any party (other than the Company) to such contract, instrument, document, lease, license or other agreement (but only to the extent any of the foregoing is not rendered ineffective by, or is otherwise unenforceable under, the UCC or any similar applicable Law) and (viii) any lease, license, contract, instrument or other agreements or any property (including personal property) subject to a purchase money security interest, capital lease or similar arrangements, to the extent that a pledge thereof or a security interest therein would violate or invalidate such lease, license, contract, instrument or agreement, purchase money, capital lease or similar arrangement, or create a right of termination in favor of any other party thereto (other than the Company) after giving effect to the applicable anti-assignment clauses of the Uniform Commercial Code and applicable laws, other than the proceeds and receivables thereof the assignment of which is expressly deemed effective under the UCC or any similar applicable Laws notwithstanding such prohibition.

"*Governmental Authority*" Any federal, state, local, or foreign government, or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"*Lien*" shall mean any pledge, lien, security interest, charge, option, restriction or other encumbrance.

"*Lien Proceedings*" Any action taken (including self-help) or proceeding (judicial or otherwise) commenced by any Person other than the Investor for the purpose of enforcing or protecting any actual or alleged security interest in, or other lien on, any of the Collateral, and including any foreclosure, repossession, attachment, execution or other process regarding any of the Collateral.

"*Material Adverse Effect*" A material adverse effect on (a) the Collateral or any portion of the Collateral, (b) the Company's business, operations, financial condition, assets, liabilities or capitalization, (c) the Company's ability to perform its obligations under this Agreement, or (d) the existence, validity, enforceability, perfection or priority of the Investor's security interest in all or any part of the Collateral.

"*Obligations*" shall mean all obligations which now are or have been or at any time hereafter may be or become due, owing or incurred by the Parent to the Investor, which may arise under, out of, or in connection with the Promissory Notes and this Agreement.

"*Permitted Liens*" shall mean Liens securing indebtedness for the purpose of securing the payment of all or a part of the purchase price of capitalized leases, purchase money obligations or other payments incurred to finance the acquisition, lease, improvement or construction of assets or property acquired or constructed.

"*Person*" shall mean any individual, sole proprietorship, partnership, corporation, business trust, joint stock company, trust, unincorporated organization, association, limited liability company, limited liability partnership, public benefit corporation, joint venture, entity or governmental body.

"*Registration Failure*" shall mean the Registration Statement on Form S-3 filed by the Company on April 15, 2024 pursuant to the March PAA ceases to be effective; provided, that such Registration Failure shall cease to exist upon the reinstatement or replacement of such registration statement with an effective registration statement.

"*UCC*" shall mean the Uniform Commercial Code as in effect in the State of New York.

SECTION 2. Springing Security Interest.

2.1　　**Grant of Security Interest**. The Company hereby grants the Investor, a continuing security interest in the Collateral to secure the payment and performance in full of all of the Obligations (the "*Security Grant*"); provided, however, that the Security Grant shall not become effective unless and until either of the following events occurs (each, a "*Trigger Event*"): (i) the occurrence and continuance of an Event of Default (as defined in the Yorkville

Documents) or (ii) a Registration Failure. Notwithstanding the foregoing, the Security Grant shall terminate in accordance with Section 8 hereof.

2.2 **Authorization to File Financing Statements**. After the Security Grant is effective in accordance with Section 2.1 hereof, the Company hereby authorizes the Investor to file financing statements with all appropriate jurisdictions to perfect or protect the Investor's interest or rights hereunder. Such financing statements may indicate the Collateral as "substantially all assets of the Debtor" or words of similar effect, or as being of an equal or lesser scope, or with greater detail, all in the Investor's discretion. Investor shall not be permitted to take any other actions to perfect the Security Grant.

SECTION 3. Representations and Warranties and Warranties. The Company hereby makes the following representations and warranties:

3.1 **Due Organization**. The Company is duly existing and in good standing in its jurisdiction of formation and is qualified and licensed to do business.

3.2 **Ownership of Collateral; Absence of Liens and Restrictions**. The Company is and will be the sole legal and equitable owner of the Collateral, holding good and marketable title to the same and has good right and legal authority to assign, deliver, and create a security interest in the Collateral in the manner herein contemplated.

SECTION 4. Covenants. The Company hereby agrees to the following covenants:

4.1 **Existence; Qualification**. The Company shall do all things necessary to maintain its legal existence in its jurisdiction of organization. The Company shall maintain its legal status and qualification to do business in each jurisdiction where it is required to register or qualify to do business, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect.

4.2 **Compliance with Laws**. The Company, at the cost and expense of the Company, shall, own, register, title, hold, handle, use, operate, maintain, repair, replace, assemble, package, store, transport, ship, sell and lease the Collateral in compliance with all applicable laws, and shall obtain and maintain all necessary licenses, permits and other governmental authorizations for such purposes.

4.3 **Taxes; Assessments; Charges and Other Impositions**. The Company shall pay and discharge promptly, on or before the due date thereof, all taxes, assessments, charges, and other impositions imposed by any Governmental Authority on the Company, or on the Collateral, relating to the creation, acquisition, ownership or use of the Collateral, or relating to any sale, lease, license or other disposition of the Collateral.

4.4 **Notice of Default**. Upon the occurrence and during the continuance of a Trigger Event, the Company shall give the Investor written notice of any Event of Default within five (5) Business Days after the occurrence of such Event of Default.

4.5 **Notice of Lien Proceedings**. Upon the occurrence and during the continuance of a Trigger Event, the Company shall give the Investor immediate written notice of any Lien Proceeding relating to the Collateral or any portion thereof. If upon the occurrence and during the continuance of a Trigger Event any Lien Proceeding is commenced relating to the Collateral or any portion thereof, the Company shall promptly give the Investor such information, and copies of any documentation, relating to such Lien Proceeding as the Investor may request from time to time.

4.6 **Location of Collateral**. Upon the occurrence and during the continuance of a Trigger Event, the Company shall keep and maintain all of the Collateral at Company's places of business or another location in the United States that Borrower has provided the Investor five (5) Business Days prior notice of, at all times.

4.7 **Maintenance**. The Company shall, at the cost and expense of the Company, maintain Company's Inventory in good and merchantable condition. Company shall, at the cost and expense of Company, maintain Company's Equipment and Fixtures in good repair and condition, normal wear and tear excepted, and shall provide all maintenance and service and make all repairs and replacements as necessary for such purposes.

4.8 **Insurance**. The Company shall maintain with financially sound and reputable carriers insurance in such amounts and against such risks and such hazards as is customarily maintained by companies of established repute engaging in the same or similar businesses operating in the same or similar locations.

4.9 **Changes**. The Company shall not change its name, jurisdiction of organization, or chief executive office unless the Company shall have given the Investor at least three (3) Business Days' prior written notice thereof.

4.10 **Limitations on Dispositions of Collateral**. The Company shall not sell, transfer or otherwise dispose of all or substantially all of the Collateral, except dispositions in the ordinary course of business.

4.11 **Limitation on Liens**. Until the Security Grant is terminated in accordance with Section 8 hereof, the Company shall not grant a security interest in any of the Collateral except for Permitted Liens.

4.12 **Certain Restrictive Agreements**. The Company will not enter into any agreement that, directly or indirectly, limits the ability of the Company to create, incur, assume or suffer to exist Liens on property.

4.13 **Changes in Nature of Business**. The Company will not engage to any material extent in any business other than those businesses conducted by Company on the date hereof or any business reasonably related or incidental thereto or representing a reasonable expansion thereof.

SECTION 5. Default and Remedies.

5.1   **Remedies**. Upon the occurrence and during the continuance of an "Event of Default" under any Promissory Note (an "<u>Event of Default</u>", and any such Promissory Note, the "<u>Applicable Note</u>"), Investor may, without notice or demand, do any or all of the following:

(a)   make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral;

(b)   demand that the Company assemble the Collateral if Investor requests and make such Collateral available as Investor designates;

(c)   enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred;

(d)   sell, lease or otherwise dispose of any Collateral at a public or private sale, with or without having such Collateral at the place of sale, upon such terms and in such manner as the Investor may determine, and the Investor may purchase any Collateral at any such public sale. Unless such Collateral threatens to decline rapidly in value or is of the type customarily sold on a recognized market, the Investor shall send to the Company prior written notice (which, if given twenty (20) days prior to any sale, shall be deemed to be reasonable) of the time and place of any public sale of such Collateral or of the time after which any private sale or other disposition thereof is to be made. The Company agrees that upon any such sale such Collateral shall be held by the Investor free from all claims or rights of the Company of every kind and nature, including any equity of redemption or similar rights, and to the extent permitted by applicable law, all such equity of redemption and similar rights are hereby expressly waived and released by the Company. In the event any consent, approval or authorization of any governmental agency is necessary to effectuate any such sale, the Company shall execute all applications or other instruments as may be required; and

(e)   in any jurisdiction where the enforcement of its rights hereunder is sought, the Investor shall have, in addition to all other rights and remedies, the rights and remedies of a secured party under the UCC and other applicable law.

5.2   **Application of Proceeds**. Following the occurrence and during the continuance of any Event of Default, the Investor shall apply the proceeds of any disposition of the Collateral, first, to the reasonable expenses of the Investor provided for herein, in the Prepaid Advance Agreements and in the Promissory Notes, including reasonable and documented out-of-pocket attorneys' fees incurred by the Investor in connection therewith; and second, to the Investor for the payment of the Obligations until such obligations are paid or retired in full. Any surplus remaining after such application shall be paid to the Company or to whomever may be legally entitled thereto.

5.3   **No Duty on Investor's Part**. The powers conferred on the Investor by this Section 5 are solely to protect the Investor's interests in the Collateral and shall not impose any duty upon it to exercise any such powers. The Investor shall have no duty as to the collection or protection of any Collateral nor as to the preservation of any rights pertaining thereto, beyond the safe custody of any Collateral in its possession.

SECTION 6. Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

SECTION 7. Choice of Choice of Law; Jurisdiction. Article VIII of the Prepaid Advance Agreements shall be incorporated herein *mutatis mutandis*.

SECTION 8. Amendments; Termination. This Agreement may not be amended, waived or modified except by a writing signed by each of the Company and the Investor. This Agreement and the Investor's security interest in the Collateral shall automatically and with no further action by any Person, terminate upon the earlier to occur of (i) October 1, 2024, (ii) payment in full of all Obligations (other than any inchoate indemnity and reimbursement obligations), (iii) the first date on which the May Promissory Note is no longer outstanding, (iv) incurrence, acceptance, agreement or consummation of any financing described in clause (vii) of the definition of "Permitted Indebtedness" in the Prepaid Advance Agreements, (v) if the Security Grant becomes effective due to the occurrence of a Registration Failure, the date on which such Registration Failure fails to exist and (vi) if the Security Grant becomes effective due to the occurrence of an Event of Default (as defined in the Yorkville Documents), the date on which such Event of Default (as defined in the Yorkville Documents) is cured or waived. Upon such termination, the Investor shall, at the Company's expense, authorize the filing of termination statements with respect to any financing statements filed in relation to the Collateral and promptly execute and deliver to the Company such documents as the Company shall reasonably request to evidence such termination.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Security Agreement as of the date first written above.

COMPANY:

APPLIED DIGITAL CLOUD CORPORATION

By: /s/ David Rench_____
    Name: David Rench
    Title: CFO

INVESTOR:

YA II PN, LTD.

BY: YORKVILLE ADVISORS GLOBAL, LP
ITS: INVESTMENT MANGER

BY: YORKVILLE ADVISORS GLOBAL, LLC
ITS: GENERAL PARTNER

By: /s/ Troy Rillo_____
    Name: Troy Rillo
    Title: Manager

EXHIBIT 10.60

STANDBY EQUITY PURCHASE AGREEMENT

THIS STANDBY EQUITY PURCHASE AGREEMENT (this "Agreement") dated as of August 28, 2024 is made by and between **YA II PN, LTD.**, a Cayman Islands exempt limited company (the "Investor"), and **APPLIED DIGITIAL CORPORATION**, a company incorporated under the laws of the State of Nevada (the "Company").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to $200 million of the Company's shares of common stock, par value $0.001 per share (the "Common Shares"); and

WHEREAS, the Common Shares are listed for trading on The Nasdaq Stock Market LLC under the symbol "APLD;" and

WHEREAS, the offer and sale of the Common Shares issuable hereunder will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

WHEREAS, in consideration of the Investor's execution and delivery of this Agreement, the Company shall issue to the Investor the Commitment Shares pursuant to and in accordance with Section 12.04.

NOW, **THEREFORE**, the Parties hereto agree as follows:

Article I.   Certain Definitions

"Additional Shares" shall have the meaning set forth in Section 2.01(d)(ii).

"Adjusted Advance Amount" shall have the meaning set forth in Section 2.01(d)(i).

"Advance" shall mean any issuance and sale of Advance Shares by the Company to the Investor pursuant to Article II hereof.

"Advance Date" shall mean the first Trading Day after expiration of the applicable Pricing Period for each Advance.

"Advance Notice" shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the number of Common Shares that the Company desires to issue and sell to the Investor.

"Advance Notice Date" shall mean each date the Company is deemed to have delivered (in accordance with Section 2.01(b)) an Advance Notice to the Investor, subject to the terms of this Agreement.

"Advance Shares" shall mean the Common Shares that the Company shall issue and sell to the Investor pursuant to an Advance Notice delivered in accordance with the terms of this Agreement.

"Affiliate" shall have the meaning set forth in Section 3.07.

"Agreement" shall have the meaning set forth in the preamble of this Agreement.

"Applicable Laws" shall mean all applicable laws, statutes, rules, regulations, orders, decrees, rulings, injunctions, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

"Average Price" shall mean a price per Share equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investor for all Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Shares issued pursuant to this Agreement.

"Black Out Period" shall have the meaning set forth in Section 6.01(e).

"Business Day" shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by Applicable Law to close.

"Closing" shall have the meaning set forth in Section 2.02.

"Commitment Amount" shall mean $200,000,000 of Common Shares.

"Commitment Fee" shall have the meaning set forth in Section 12.04.

"Commitment Period" shall mean the period commencing on the Effective Date and expiring upon the date of termination of this Agreement in accordance with Section 10.01.

"Commitment Shares" shall have the meaning set forth in Section 12.04.

"Common Shares" shall have the meaning set forth in the recitals of this Agreement.

"Company" shall have the meaning set forth in the preamble of this Agreement.

"Company Indemnitees" shall have the meaning set forth in Section 5.02.

"Condition Satisfaction Date" shall have the meaning set forth in Section 7.01.

"Daily Traded Amount" shall mean the daily trading volume of the Common Shares on the Principal Market during regular trading hours as reported by Bloomberg L.P.

"Disclosure Report" shall have the meaning set forth in Section 6.12.

"Effective Date" shall mean September 30, 2024.

"Environmental Laws" shall have the meaning set forth in Section 4.13.

"Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exchange Cap" shall have the meaning set forth in Section 2.01(c)(iii).

"Excluded Day" shall have the meaning set forth in Section 2.01(d)(i).

"GAAP" shall have the meaning set forth in Section 4.06.

"Hazardous Materials" shall have the meaning set forth in Section 4.13.

"Indemnified Liabilities" shall have the meaning set forth in Section 5.01.

"Investor" shall have the meaning set forth in the preamble of this Agreement.

"Investor Indemnitees" shall have the meaning set forth in Section 5.01.

"Market Price" shall mean an Option 1 Market Price or Option 2 Market Price, as applicable.

"Material Adverse Effect" shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement.

"Material Outside Event" shall have the meaning set forth in Section 6.08.

"Maximum Advance Amount" means 100% of the average Daily Traded Amount during the 5 Trading Days immediately preceding an Advance Notice Date.

"Minimum Acceptable Price" or "MAP" shall mean the minimum price notified by the Company to the Investor in each Advance Notice selecting an Option 2 Pricing Period, if any.

"Nasdaq" shall mean The Nasdaq Stock Market LLC.

"OFAC" shall have the meaning set forth in Section 4.30.

"Option 1 Market Price" shall mean the VWAP of the Common Shares during the Option 1 Pricing Period.

"Option 2 Market Price" shall mean the lowest daily VWAP of the Common Shares during the Option 2 Pricing Period.

"Option 1 Pricing Period" shall mean the period on the applicable Advance Notice Date with respect to an Advance Notice selecting an Option 1 Pricing Period commencing (i) if submitted to Investor prior to 9:00 a.m. Eastern Time on a Trading Day, the open of trading on such day or (ii) if submitted to Investor after 9:00 a.m. Eastern Time on a Trading Day, upon receipt by the Company of written confirmation (which may be by e-mail) of acceptance of such Advance Notice by the Investor (or the open of regular trading hours, if later), and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable Advance Notice Date.

"Option 2 Pricing Period" shall mean the three consecutive Trading Days commencing on the Advance Notice Date.

"Ownership Limitation" shall have the meaning set forth in Section 2.01(c)(i).

"Party" or "Parties" means a party or the parties to this Agreement, except as the context may otherwise require.

"Person" shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Plan of Distribution" shall mean the section of a Registration Statement disclosing the plan of distribution of the Shares.

"Pricing Period" shall mean the Option 1 Pricing Period or Option 2 Pricing Period, as applicable.

"Principal Market" shall mean the Nasdaq Global Select Market; provided however, that in the event the Common Shares are ever listed or traded on the Nasdaq Capital Market, the Nasdaq Global Market, the New York Stock Exchange, or the NYSE American, then the "Principal Market" shall mean such other market or exchange on which the Common Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Common Shares.

"Prospectus" shall mean any prospectus (including, without limitation, all amendments and supplements thereto) used by the Company in connection with a Registration Statement.

"Prospectus Supplement" shall mean any prospectus supplement to a Prospectus filed with the SEC from time to time pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein, including, without limitation, any prospectus supplement to be filed in accordance with Section 6.01 hereof.

"Purchase Price" shall mean the price per Advance Share obtained by multiplying the Market Price by (i) 96% in respect of an Advance Notice with an Option 1 Pricing Period or (ii) 97% in respect of an Advance Notice with an Option 2 Pricing Period.

"Registrable Securities" shall mean (i) the Shares and (ii) any securities issued or issuable with respect to the Shares by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

"Registration Limitation" shall have the meaning set forth in Section 2.01(c)(ii).

"Registration Statement" shall mean a registration statement on Form S-1 or Form S-3 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act, which registration statement provides for the resale from time to time of the Shares as provided herein.

"Regulation D" shall mean the provisions of Regulation D promulgated under the Securities Act.

"Required Approvals" shall mean (i) the filings required or contemplated by this Agreement, including those set forth in Section 6.01, and (ii) the notice and/or application(s) to each applicable Principal Market for the issuance and sale of the Registrable Securities and the listing of the Registrable Securities for trading thereon in the time and manner required thereby and such filings as are required to be made under applicable state securities laws.

"Sanctions" shall have the meaning set forth in Section 4.30.

"Sanctioned Countries" shall have the meaning set forth in Section 4.30.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"SEC Documents" shall have the meaning set forth in Section 4.05.

"Securities Act" shall have the meaning set forth in the recitals of this Agreement.

"Settlement Document" shall have the meaning set forth in Section 2.02(a).

"Shares" shall mean the Commitment Shares and the Common Shares to be issued from time to time hereunder pursuant to an Advance.

"Subsidiaries" shall mean any Person in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are collectively referred to herein as "Subsidiaries."

"Trading Day" shall mean any day during which the Principal Market shall be open for business.

"Transaction Documents" shall have the meaning set forth in Section 4.02.

"Volume Threshold" shall mean a number of Common Shares equal to the quotient of (a) the number of Advance Shares requested by the Company in an Advance Notice divided by (b) 0.30.

"VWAP" shall mean for any Trading Day, the daily volume weighted average price of the Common Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P.

Article II.   Advances

Section II.1   Advances; Mechanics. Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company, at its sole discretion, shall have the right, but not the obligation, to issue and sell to the Investor, and the Investor shall purchase from the Company, Advance Shares by the delivery to the Investor of Advance Notices on the following terms:

(a) Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, subject to the satisfaction or waiver by the Investor of the conditions set forth in Section 7.01, and in accordance with the following provisions:

   (i)   The Company shall, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount, it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each Advance Notice and the Pricing Period to be used.

   (ii)   There shall be no mandatory minimum Advances and no non-usages fee for not utilizing the Commitment Amount or any part thereof.

(b) Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A attached hereto. An Advance

Notice selecting an Option 1 Pricing Period shall only be delivered on a Trading Day and shall be deemed delivered on the day such notice is received by e-mail. An Advance Notice selecting an Option 2 Pricing Period shall be deemed delivered on (i) the day it is received by the Investor if such notice is received by e-mail at or before 9:00 a.m. New York City time (or at such later time if agreed to by the Investor in its sole discretion), or (ii) the immediately succeeding day if it is received by e-mail after 9:00 a.m. New York City time. Upon receipt of an Advance Notice, the Investor shall promptly (and, with respect to an Advance Notice selecting an Option 1 Pricing Period, in no event more than one-half hour after receipt) provide written confirmation (which may be by e-mail) of receipt of such Advance Notice, and which confirmation, in the case of an Advance Notice selecting an Option 1 Pricing Period, shall specify the commencement time of the Option 1 Pricing Period.

(c) <u>Advance Limitations</u>. Regardless of the number of Advance Shares requested by the Company in the Advance Notice, the final number of Advance Shares to be issued and sold pursuant to an Advance Notice shall be reduced (if at all) in accordance with each of the following limitations:

    (i)   <u>Ownership Limitation; Commitment Amount</u>. At the request of the Company, the Investor shall inform the Company of the number of shares the Investor beneficially owns. Notwithstanding anything to the contrary contained in this Agreement, the Investor shall not be obligated to purchase or acquire, and shall not purchase or acquire, any Common Shares under this Agreement which, when aggregated with all other Common Shares beneficially owned by the Investor and its Affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its Affiliates (on an aggregated basis) of a number of Common Shares exceeding 4.99% of the then-outstanding voting power or number of Common Shares (the "<u>Ownership Limitation</u>"). Upon the written request of the Investor, the Company shall promptly (but no later than the next Business Day on which the transfer agent for the Common Shares is open for business) confirm orally or in writing to the Investor the number of Common Shares then outstanding. In connection with each Advance Notice delivered by the Company, any portion of the Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Shares issued and sold to the Investor hereunder to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the number of Advance Shares requested by an amount equal to such withdrawn portion; provided, that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company of such event.

(ii) Registration Limitation. In no event shall an Advance exceed the amount of Common Shares registered in respect of the transactions contemplated hereby under the Registration Statement then in effect (the "Registration Limitation"). In connection with each Advance Notice, any portion of an Advance that would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion; provided, that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company of such event.

(iii) Compliance with Rules of Principal Market. Notwithstanding anything to the contrary herein, the Company shall not effect any sales under this Agreement and the Investor shall not have the obligation to purchase Common Shares under this Agreement to the extent (but only to the extent) that, after giving effect to such purchase and sale, the aggregate number of Common Shares issued under this Agreement and that certain Prepaid Advance Agreement, dated as of March 27, 2024, between the Investor and the Company, and that certain Prepaid Advance Agreement, dated as of May 24, 2024, between the Investor and the Company, would exceed 24,471,329 (representing 19.99% of the aggregate amount of Common Shares issued and outstanding as of March 26, 2024 and subject to adjustment for any stock splits, combinations or the like), calculated in accordance with the rules of the Principal Market, which number shall be reduced, on a share-for-share basis, by the number of Common Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by this Agreement under the applicable rules of the Principal Market (such maximum number of shares, the "Exchange Cap") *provided that,* the Exchange Cap will not apply if the Company's stockholders have approved issuances in excess of the Exchange Cap in accordance with the rules of the Principal Market. In connection with each Advance Notice, any portion of an Advance that would exceed the Exchange Cap shall automatically be withdrawn with no further action required by the Company or the Investor, and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice.

(iv) Volume Threshold. In connection with an Advance Notice, if the total number of Common Shares traded on the Principal Market during the applicable Pricing Period is less than the Volume Threshold, then the number of Advance Shares issued and sold pursuant to such Advance Notice shall be reduced to the greater of (a) 30% of the trading volume of the Common Shares on the Principal Market during such Pricing Period as reported by Bloomberg L.P., or (b) the number of Common Shares sold by the Investor during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice.

(d) <u>Minimum Acceptable Price</u>.

    (i) With respect to each Advance Notice selecting an Option 2 Pricing Period, the Company may notify the Investor of the MAP with respect to such Advance by indicating a MAP on such Advance Notice. If no MAP is specified in an Advance Notice, then no MAP shall be in effect in connection with such Advance. Each Trading Day during an Option 2 Pricing Period for which (A) with respect to each Advance Notice with a MAP, the VWAP of the Common Shares is below the MAP in effect with respect to such Advance Notice or (B) there is no VWAP (each such day, an "<u>Excluded Day</u>"), shall result in an automatic reduction to the number of Advance Shares set forth in such Advance Notice by one third ($^1/_3$) (the resulting amount of each Advance being the "<u>Adjusted Advance Amount</u>"), and each Excluded Day shall be excluded from the Option 2 Pricing Period for purposes of determining the Market Price.

    (ii) The total Advance Shares in respect of each Advance with any Excluded Day(s) (after reductions have been made to arrive at the Adjusted Advance Amount) shall be automatically increased by a number of Common Shares (the "<u>Additional Shares</u>") equal to the greater of (a) the number of Common Shares sold by the Investor on such Excluded Day(s), if any, and (b) such number of Common Shares elected to be subscribed for by the Investor, and the subscription price per share for each Additional Share shall be equal to the MAP in effect with respect to such Advance Notice multiplied by 97%, provided that this increase shall not cause the total Advance Shares to exceed the amount set forth in the applicable Advance Notice or any limitations set forth in Section 2.01(c).

(e) <u>Unconditional Contract</u>. Notwithstanding any other provision in this Agreement, the Company and the Investor acknowledge and agree that upon the Investor's receipt of a valid Advance Notice from the Company, the Parties shall be deemed to have entered into an unconditional contract binding on both Parties for the purchase and sale of the applicable number of Advance Shares pursuant to such Advance Notice in accordance with the terms of this Agreement and (i) subject to Applicable Laws and (ii) subject to the terms of Section 3.08, the Investor may sell Common Shares during the Pricing Period for such Advance Notice (including with respect to any Advance Shares subject to such Pricing Period).

Section II.2   Closings. The closing of each Advance and each sale and purchase of Advance Shares (each, a "Closing") shall take place as soon as practicable on or after each Advance Date in accordance with the procedures set forth below. The Parties acknowledge that the Purchase Price is not known at the time the Advance Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the daily prices of the Common Shares that are the inputs to the determination of the Purchase Price as set forth further below. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below:

(a) On each Advance Date, the Investor shall deliver to the Company a written document, in the form attached hereto as Exhibit B (each a "Settlement Document"), setting forth the final number of Shares to be purchased by the Investor (taking into account any adjustments pursuant to Section 2.01), the Market Price, the Purchase Price, the aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties), in each case in accordance with the terms and conditions of this Agreement.

(b) Promptly after receipt of the Settlement Document with respect to each Advance (and, in any event, not later than one Trading Day after such receipt), the Company will, or will cause its transfer agent to, electronically transfer such number of Advance Shares to be purchased by the Investor (as set forth in the Settlement Document) by crediting the Investor's account or its designee's account at the Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, and transmit notification to the Investor that such share transfer has been requested. Promptly upon receipt of such notification, the Investor shall pay to the Company the aggregate purchase price of the Shares (as set forth in the Settlement Document) in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested. No fractional shares shall be issued, and any fractional shares that would otherwise be issued in connection with an Advance shall be rounded to the next higher whole number of shares. To facilitate the transfer of the Common Shares by the Investor, the Common Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering the resale of such Common Shares (it being understood and agreed by the Investor that notwithstanding the lack of restrictive legends, the Investor may only sell such Common Shares pursuant to the Plan of Distribution set forth in the Prospectus included in the applicable Registration Statement and otherwise in compliance with the requirements of the Securities Act (including any applicable prospectus delivery requirements) or pursuant to an available exemption).

(c) On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

(d) Notwithstanding anything to the contrary in this Agreement, if on any day during the Pricing Period (i) the Company notifies the Investor that a Material Outside Event has occurred, or (ii) the Company notifies the Investor of a Black Out Period, the parties agree that the pending Advance shall end and the final number of Advance Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of Common Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period.

Section II.3   Hardship.

(a) In the event the Investor sells Common Shares after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.02, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to Applicable Laws and the rules of the Principal Market), without the posting of a bond or other security or the requirement to prove actual damages, the terms and provisions of this Agreement.

(b) In the event the Company provides an Advance Notice and the Investor fails to perform its obligations as mandated in Section 2.02, the Investor agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Company is entitled at law or in equity, including, without limitation, specific performance, it will hold the Company harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Investor and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market), without the posting of a bond or other security or the requirement to prove actual damages, the terms and provisions of this Agreement.

Section II.4   Completion of Resale Pursuant to the Registration Statement. After the Investor has purchased the full Commitment Amount and has completed the subsequent resale of the full Commitment Amount pursuant to the Registration Statement, Investor will notify the Company in writing (which may be by e-mail) that all subsequent resales are completed and the Company will be under no further obligation to maintain the effectiveness of the Registration Statement.

Article III.   Representations and Warranties of the Investor

The Investor represents and warrants to the Company, as of the Effective Date, as of each Advance Notice Date and as of each Advance Date that:

Section III.1   <u>Organization and Authorization</u>. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to purchase or acquire Shares in accordance with the terms hereof. The decision to invest and the execution and delivery of this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor or its shareholders. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section III.2   <u>Evaluation of Risks</u>. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Common Shares of the Company and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment.

Section III.3   <u>No Legal, Investment or Tax Advice from the Company</u>. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company's representatives or agents for legal, tax, investment or other advice with respect to the Investor's acquisition of Common Shares hereunder, the transactions contemplated by this Agreement or the laws of any jurisdiction, and the Investor acknowledges that the Investor may lose all or a part of its investment.

Section III.4   <u>Investment Purpose</u>. The Investor is acquiring the Common Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a Registration Statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Shares. The Investor acknowledges that it will be disclosed as an "underwriter" and a "selling stockholder" in each Registration Statement and in any prospectus contained therein to the extent required by applicable law and to the extent the prospectus is related to the resale of Registrable Securities.

Section III.5   Accredited Investor. The Investor is an "Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D.

Section III.6   Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information the Investor deemed material to making an informed investment decision. The Investor and its advisors (and its counsel), if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors (and its counsel), if any, or its representatives shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement. The Investor acknowledges and agrees that the Company has not made to the Investor, and the Investor acknowledges and agrees it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby.

Section III.7   Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any "Affiliate" of the Company (as that term is defined in Rule 405 promulgated under the Securities Act).

Section III.8   No Prior Short Sales. At no time prior to the date of this Agreement has the Investor, its sole member, any of their respective officers, or any entity managed or controlled by the Investor or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own principal account, any (i) "short sale" (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares or (ii) hedging transaction, in either case which establishes a net short position with respect to the Common Shares that remains in effect as of the date of this Agreement.

Section III.9   General Solicitation. Neither the Investor, nor any of its affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Common Shares by the Investor.

Section III.10 <u>Acknowledgment Regarding Investor's Purchase and Resale of Shares</u>. The Investor represents and warrants that it will resell the Shares only pursuant to the Registration Statement in which the resale of such Shares is registered under the Securities Act, in a manner described under the caption "Plan of Distribution" in such Registration Statement, or in a manner in compliance with all Applicable Laws. The Investor is aware and acknowledges that the Company shall not be able to request Advances under this Agreement if a Registration Statement is not effective or if any issuances of Common Shares pursuant to any Advances would violate any rules of the Principal Market.

Article IV.   Representations and Warranties of the Company

Except as set forth in the SEC Documents, the Company represents and warrants to the Investor that, as of the Effective Date, each Advance Notice Date and each Advance Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date):

Section IV.1   <u>Organization and Qualification</u>. Each of the Company and its Subsidiaries is an entity duly organized and validly existing under the laws of their respective jurisdiction of organization, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

Section IV.2   <u>Authorization, Enforcement, Compliance with Other Instruments.</u> The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) have been or (with respect to consummation) will be duly authorized by the Company's board of directors and no further consent or authorization will be required by the Company, its board of directors or its shareholders. This Agreement and the other Transaction Documents to which the Company is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. "<u>Transaction Documents</u>" means, collectively, this Agreement and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

Section IV.3   Authorization of the Shares. The Shares to be issued under this Agreement have been, or with respect to Shares to be purchased by the Investor pursuant to an Advance Notice, will be, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, duly and validly authorized and issued and fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act. The Shares, when issued, will conform to the description thereof set forth in or incorporated into the Prospectus.

Section IV.4   No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) will not (i) result in a violation of the articles of incorporation or other organizational documents of the Company or its Subsidiaries (with respect to consummation, as the same may be amended prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiaries is a party, or (iii) subject to the receipt of the Required Approvals, result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that would not reasonably be expected to have a Material Adverse Effect.

Section IV.5   SEC Documents; Financial Statements. Except as previously disclosed to the Investor, since August 1, 2022, the Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act, including, without limitation, the Disclosure Report, each Registration Statement, as the same may be amended from time to time, the Prospectus contained therein and each Prospectus Supplement thereto, and all information contained in such filings and all documents and disclosures that have been or may in the future be incorporated by reference therein (all such documents hereinafter referred to as the "SEC Documents"). The Company has delivered or made available to the Investor through the SEC's website at http://www.sec.gov, true and complete copies of the SEC Documents, as applicable. Except as disclosed in amendments or subsequent filings to the SEC Documents, as of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each SEC Documents complied in all material respects with the requirements of the Exchange Act or the

Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section IV.6   Financial Statements. The consolidated financial statements of the Company included or incorporated by reference in the SEC Documents, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders' equity of the Company for the periods specified and have been prepared in compliance with the requirements of the Securities Act and Exchange Act and in conformity with generally accepted accounting principles in the United States ("GAAP") applied on a consistent basis (except for (i) such adjustments to accounting standards and practices as are noted therein, (ii) in the case of unaudited interim financial statements, to the extent such financial statements may not include footnotes required by GAAP or may be condensed or summary statements and (iii) such adjustments which are not material, either individually or in the aggregate) during the periods involved; the other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the SEC Documents are accurately and fairly presented and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the SEC Documents that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the SEC Documents (excluding the exhibits thereto); and all disclosures contained or incorporated by reference in the SEC Documents regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC's rules and guidelines applicable thereto.

Section IV.7   Registration Statement and Prospectus. Each Registration Statement and the offer and sale of Shares as contemplated hereby, if and when filed, will meet the requirements of Rule 415 under the Securities Act and comply in all material respects with said Rule. Any statutes, regulations, contracts or other documents that are required to be described in a Registration Statement or a Prospectus, or any amendment or supplement thereto, or to be filed as exhibits to a Registration Statement have been so described or filed. Copies of each Registration Statement, any Prospectus, and any such amendments or supplements thereto and all documents incorporated by reference therein that were filed with the Commission on or prior to the date of this Agreement have been delivered, or are available through EDGAR, to the Investor and its counsel. The Company has not distributed and, prior to the later to occur of each Advance Date and completion of the distribution of the Shares, will not distribute any offering material in connection with the offering or sale of the Shares other than a Registration Statement, the Prospectus contained therein, and each other prospectus supplement.

Section IV.8 <u>No Misstatement or Omission</u>. Each Registration Statement, when it became or becomes effective, and any Prospectus, on the date of such Prospectus or any amendment or supplement thereto, conformed and will conform in all material respects with the requirements of the Securities Act. At each Advance Date, the Registration Statement, and the Prospectus, as of such date, will conform in all material respects with the requirements of the Securities Act. Each Registration Statement, when it became or becomes effective, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each Prospectus did not, or will not, include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in a Prospectus or any Prospectus Supplement did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Investor specifically for use in the preparation thereof.

Section IV.9 <u>Conformity with Securities Act and Exchange Act</u>. Each Registration Statement, each Prospectus, or any amendment or supplement thereto, and the documents incorporated by reference in each Registration Statement, Prospectus or any amendment or supplement thereto, when such documents were or are filed with the SEC under the Securities Act or the Exchange Act or became or become effective under the Securities Act, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

Section IV.10 <u>Equity Capitalization</u>. As of the date hereof, the authorized capital of the Company consists of 305,000,000 shares of capital stock, of which 300,000,000 shares are designated common stock, par value $0.001 per share, and 5,000,000 shares are preferred stock. As of the date hereof, the Company had 157,438,246 shares of common stock outstanding and 301,673 shares of preferred stock outstanding.

The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are currently listed on a Principal Market under the trading symbol "APLD." The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, delisting the Common Shares from the Principal Market, nor has the Company received any notification that the Commission or the Principal Market is contemplating terminating such registration or listing. To the Company's knowledge, it is in compliance with all applicable listing requirements of the Principal Market.

Section IV.11 <u>Intellectual Property Rights</u>. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights, if any, necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets, except as would not cause a Material Adverse Effect. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and, except as would not cause a Material Adverse Effect, the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section IV.12 <u>Employee Relations</u>. Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, has any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section IV.13 <u>Environmental Laws</u>. The Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "<u>Environmental Laws</u>" means all applicable federal, state and local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "<u>Hazardous Materials</u>") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

Section IV.14 <u>Title</u>. Except as would not cause a Material Adverse Effect, the Company (or its Subsidiaries) has indefeasible fee simple or leasehold title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

Section IV.15 Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section IV.16 Regulatory Permits. Except as would not cause a Material Adverse Effect, the Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to own their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits.

Section IV.17 Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and management is not aware of any material weaknesses that are not disclosed in the SEC Documents as and when required.

Section IV.18 Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Shares or any of the Company's Subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section IV.19 Subsidiaries. Except as previously disclosed to the Investor, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section IV.20 Tax Status. Each of the Company and its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Company has not received written notification of any unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim where failure to pay would cause a Material Adverse Effect.

Section IV.21 <u>Certain Transactions</u>. Except as not required to be disclosed pursuant to Applicable Laws, or as previously disclosed to the Investor, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

Section IV.22 <u>Rights of First Refusal</u>. The Company is not obligated to offer the Common Shares offered hereunder on a right of first refusal basis to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section IV.23 <u>Dilution</u>. The Company is aware and acknowledges that issuance of Common Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Common Shares.

Section IV.24 <u>Acknowledgment Regarding Investor's Purchase of Shares</u>. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor's purchase of the Shares hereunder. The Company is aware and acknowledges that it shall not be able to request Advances under this Agreement if a Registration Statement is not effective or if any issuances of Common Shares pursuant to any Advances would violate any rules of the Principal Market. The Company acknowledges and agrees that it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement.

Section IV.25 <u>Finder's Fees</u>. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except with respect to Northland Securities, Inc.

Section IV.26 <u>Relationship of the Parties</u>. Neither the Company, nor any of its Subsidiaries, affiliates, nor any person acting on its or their behalf is a client or customer of the Investor or any of its affiliates and neither the Investor nor any of its affiliates has provided, or will provide, any services to the Company or any of its affiliates, its subsidiaries, or any person acting on its or their behalf. The Investor's relationship to Company is solely as investor as provided for in the Transaction Documents.

Section IV.27 [Reserved.]

Section IV.28 Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement or a Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Section IV.29 Compliance with Laws. The Company and each of its Subsidiaries are and have at all times been in compliance with Applicable Laws; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that any director, officer, or employee of the Company or any Subsidiary nor, to the Company's knowledge, any agent, Affiliate or other person acting on behalf of the Company or any Subsidiary has, has not complied with Applicable Laws, or could give rise to a notice of non-compliance with Applicable Laws, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position; in each case that would have a Material Adverse Effect.

Section IV.30 Sanctions Matters. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any director, officer or controlled Affiliate of the Company or any director or officer of any Subsidiary, is a Person that is, or is owned or controlled by a Person that is (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Asset Control ("OFAC"), the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List or other relevant sanctions authority (collectively, "Sanctions"), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, the Donetsk People's Republic and Luhansk People's Republic in Ukraine, Cuba, Iran, North Korea, Russia, Sudan and Syria (the "Sanctioned Countries")). Neither the Company nor any of its Subsidiaries will, directly or indirectly, use the proceeds from the sale of Advance Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person (a) for the purpose of funding or facilitating any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country, or (b) in any other manner that will result in a violation of Sanctions or Applicable Laws by any Person (including any Person participating in the transactions contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise). For the past five years, neither the Company nor any of its Subsidiaries has engaged in, and is now not engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or was a Sanctioned Country. Neither the Company nor any of its Subsidiaries nor any director, officer or controlled Affiliate of the Company or any of its Subsidiaries, has ever had funds blocked by a United States bank or financial institution, temporarily or otherwise, as a result of OFAC concerns.

Article V.   Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section V.1   Indemnification by the Company. In consideration of the Investor's execution and delivery of this Agreement and acquiring the Shares hereunder, and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor and its investment manager, Yorkville Advisors Global, LP, and each of their respective officers, directors, managers, members, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the "Investor Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby. To the extent that the foregoing undertaking by the Company may be unenforceable under Applicable Law, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law.

Section V.2   Indemnification by the Investor. In consideration of the Company's execution and delivery of this Agreement, and in addition to all of the Investor's other obligations under this

Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the "Company Indemnitees") from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; or (c) any breach of any covenant, agreement or obligation of the Investor contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor. To the extent that the foregoing undertaking by the Investor may be unenforceable under Applicable Laws, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Laws.

Section V.3   Notice of Claim. Promptly after receipt by an Investor Indemnitee or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due.

Section V.4   Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedy which may be available to any indemnified person at law or equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive expiration or termination of this Agreement.

Section V.5   Limitation of liability. Notwithstanding the foregoing, no party shall be entitled to recover from the other party for punitive, indirect, incidental or consequential damages.

Article VI.
Covenants

The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Commitment Period:

Section VI.1   Registration Statement.

(a)   Filing of a Registration Statement. The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements for the resale by the Investor of the Registrable Securities. The Company in its sole discretion may choose when to file such Registration Statements; *provided, however*, that the Company shall not have the ability to request any Advances until the effectiveness of a Registration Statement.

(b)   Maintaining a Registration Statement. The Company shall use its reasonable best efforts to maintain the effectiveness of any Registration Statement that has been declared effective at all times during the Commitment Period, provided, however, that if the Company has received notification pursuant to Section 2.04 that the Investor has completed resales pursuant to the Registration Statement for the full Commitment Amount, then the Company shall be under no further obligation to maintain the effectiveness of the Registration Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Common Shares shall cease to be authorized for listing on the Principal Market, (iii) the Common Shares cease to be registered under Section 12(b) or Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

(c) <u>Filing Procedures</u>. The Company shall (A) permit counsel to the Investor an opportunity to review and comment upon (i) each Registration Statement at least three (3) Trading Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any similar or successor reports or Prospectus Supplements the contents of which is limited to that set forth in such reports) within a reasonable number of days prior to their filing with the SEC, and (B) shall reasonably consider any comments of the Investor and its counsel on any such Registration Statement or amendment or supplement thereto or to any Prospectus contained therein. The Company shall promptly furnish to the Investor, without charge, (i) electronic copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to each Registration Statement (which correspondence shall be redacted to exclude any material, non-public information regarding the Company or any of its Subsidiaries), (ii) after the same is prepared and filed with the SEC, one (1) electronic copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by the Investor, and all exhibits and (iii) upon the effectiveness of each Registration Statement, one (1) electronic copy of the Prospectus included in such Registration Statement and all amendments and supplements thereto; provided, however, the Company shall not be required to furnish any document to the extent such document is available on EDGAR).

(d) <u>Amendments and Other Filings</u>. The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a

Registration Statement and the related prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Commitment Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424 promulgated under the Securities Act; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information, and (iv) comply with the provisions of the Securities Act with respect to the Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 6.01(d) by reason of the Company's filing a report on Form 10-K, Form 10-Q, or Form 8-K or any analogous report under the Exchange Act, the Company shall file such report in a prospectus supplement filed pursuant to Rule 424 promulgated under the Securities Act to incorporate such filing into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC either on the day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement, if feasible, or otherwise promptly thereafter.

(e) <u>Blue-Sky</u>. The Company shall use its commercially reasonable efforts to, if required by Applicable Laws, (i) register and qualify the Common Shares covered by a Registration Statement under such other securities or "blue sky" laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Commitment Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Commitment Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Common Shares for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its Certificate of Incorporation or Bylaws or any other organizational documents of the Company or any of its Subsidiaries, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Common Shares for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

Section VI.2   Suspension of Registration Statement.

    (a) Establishment of a Black Out Period. During the Commitment Period, the Company from time to time may suspend the use of the Registration Statement by written notice (e-mail being sufficient) to the Investor in the event that the Company determines in good faith that such suspension is necessary to amend or supplement the Registration Statement or Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a "Black Out Period").

    (b) No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Common Shares of the Company pursuant to such Registration Statement.

    (c) Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 20 days or in a manner that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that the Company may impose on transfers of the Company's equity securities by its directors and senior executive officers. In addition, the Company shall not deliver any Advance Notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate at 8:59 a.m. New York time on the Trading Day immediately following such announcement, and the Company shall immediately notify the Investor of the termination of the Black Out Period.

Section VI.3   Listing of Common Shares. As of each Advance Date, the Shares to be sold by the Company from time to time hereunder will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

Section VI.4   Opinion of Counsel. Prior to the date of the delivery by the Company of the first Advance Notice, the Investor shall have received an opinion letter from counsel to the Company in customary form and substance reasonably satisfactory to the Investor.

Section VI.5   Exchange Act Registration. During the Commitment Period, the Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

Section VI.6   Transfer Agent Instructions. During the Commitment Period (or such shorter time as permitted by Section 2.04 of this Agreement) and subject to Applicable Laws, the Company shall cause (including, if necessary, by causing legal counsel for the Company to deliver an opinion) the transfer agent for the Common Shares to remove restrictive legends from Common

Shares purchased by the Investor pursuant to this Agreement, provided that counsel for the Company shall have been furnished with such documents as they may require for the purpose of enabling them to render the opinions or make the statements requested by the transfer agent, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the covenants, obligations or conditions, contained herein.

Section VI.7 <u>Corporate Existence</u>. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period.

Section VI.8 <u>Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance</u>. Subject to the limitations on sharing material, non-public information with the Investor under Section 6.12, the Company will promptly notify the Investor, and confirm in writing (e-mail being sufficient), upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Prospectus (in each of which cases the information provided to Investor will be kept strictly confidential): (i) except for requests made in connection with SEC investigations, receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related Prospectus in each case, that relate to this Agreement or the transactions contemplated hereby; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event (but not the substance of the event itself) that makes any statement made in the Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related Prospectus to comply with the Securities Act or any other law (and the Company will promptly make available to the Investor any such supplement or amendment to the related Prospectus); (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be required under Applicable Law; (vi) the Common Shares shall cease to be authorized for listing on the Principal Market; or (vii) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act (giving effect to Rule 12b-25). The Company shall not deliver to the Investor any Advance Notice, and the Company shall not sell any Shares pursuant to any pending Advance Notice (other than as required pursuant to Section 2.02(d)), during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (vii), inclusive, a "Material Outside Event").

Section VI.9   Consolidation. If an Advance Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to, another entity before the transaction contemplated in such Advance Notice has been closed in accordance with Section 2.02 hereof, and all Shares in connection with such Advance have been received by the Investor.

Section VI.10 Issuance of the Company's Common Shares. The issuance and sale of the Common Shares hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act and any applicable state securities law.

Section VI.11 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company's counsel, accountants and other advisors (but not, for the avoidance doubt, the fees and disbursements of Investor's counsel, accountants and other advisors), (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto requested by the Investor, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, and (vii) filing fees of the SEC and the Principal Market.

Section VI.12 Disclosure Report. The Company shall, not later than 5:30 p.m. New York City time, on the fourth business day after the date of this Agreement, file with the SEC a current report on Form 8-K disclosing the execution of this Agreement by the Company and the Investor (including any exhibits thereto, the "Disclosure Report"), or, instead, include such disclosure in a Form 10-K. The Company shall provide the Investor and its legal counsel a reasonable opportunity to comment on any description of this Agreement contained in a draft of the Disclosure Report, including any exhibit to be filed related thereto, as applicable, prior to filing the Disclosure Report with the SEC and shall reasonably consider all such comments. From and after the filing of the Disclosure Report with the SEC, the Company shall have publicly disclosed all material, non-public information delivered to the Investor (or the Investor's representatives or agents) by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, agents or representatives (if any) in connection with the transactions contemplated by the Transaction Documents. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor (which may be granted or withheld in the Investor's sole discretion); it being understood that the mere notification of

Investor required pursuant to clause (iv) of Section 6.08 shall not in and of itself be deemed to be material, non-public information. Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that it shall publicly disclose in the Disclosure Report or otherwise make publicly available any information communicated to the Investor by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated by the Transaction Documents, which, following the Effective Date would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiaries. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting resales of Shares under the Registration Statement. In addition, effective upon the filing of the Disclosure Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, Affiliates, employees or agents, on the one hand, and the Investor or any of its respective officers, directors, Affiliates, employees or agents, on the other hand, shall terminate.

Section VI.13 <u>Advance Notice Limitation</u>. The Company shall not deliver an Advance Notice if a shareholder meeting or corporate action, or the record date for any shareholder meeting or any corporate action, would fall during the period beginning two Trading Days prior to the date of delivery of such Advance Notice and ending two Trading Days following the Closing of such Advance.

Section VI.14 <u>Use of Proceeds</u>. The proceeds from the sale of the Shares by the Company to Investor shall be used by the Company in the manner as will be set forth in the Prospectus included in any Registration Statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to this Agreement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or Sanctions Programs or (ii) in any other manner that will result in a violation of Sanctions or Applicable Laws.

Section VI.15 <u>Compliance with Laws</u>. During the Commitment Period, the Company shall comply in all material respects with all Applicable Laws.

Section VI.16 <u>Market Activities</u>. During the Commitment Period, neither the Company, nor any Subsidiary, nor any of their respective officers, directors or controlling persons will, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Shares.

Section VI.17 <u>Trading Information</u>. Upon the Company's request, during the Commitment Period, the Investor agrees to provide the Company with trading reports setting forth the number and average sales prices of shares of Common Stock sold by the Investor during the prior trading week.

Section VI.18 <u>Selling Restrictions</u>. Except as expressly set forth below, the Investor covenants that from and after the date hereof through and including the Trading Day next following the expiration or termination of this Agreement as provided in Section 10.01 (the "<u>Restricted Period</u>"), none of the Investor, any of its officers, or any entity managed or controlled by the Investor (collectively, the "<u>Restricted Persons</u>" and each of the foregoing is referred to herein as a "<u>Restricted Person</u>") shall, directly or indirectly, engage in any "short sale" (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares, either for its own principal account or for the principal account of any other Restricted Person. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from: (1) selling "long" (as defined under Rule 200 promulgated under Regulation SHO) the Shares or (2) selling a number of Common Shares equal to the number of Advance Shares that such Restricted Person is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from the Company or the transfer agent pursuant to this Agreement.

Section VI.19 <u>Assignment</u>. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of its rights or any of its obligations hereunder, including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from the purported assignor's due performance of its obligations hereunder, without the prior written consent of the other Party and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect. Without the consent of the Investor, the Company shall not have the right to assign or transfer any of its rights, or provide any third party the right to bind or obligate the Company, to deliver Advance Notices or effect Advances hereunder.


Article VII.
Conditions for Delivery of Advance Notice


Section VII.1 <u>Conditions Precedent to the Right of the Company to Deliver an Advance Notice</u>. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance are subject to the satisfaction by the Company or waiver by the Investor, on each Advance Notice Date (a "<u>Condition Satisfaction Date</u>"), of each of the following conditions:

(a) <u>Accuracy of the Company's Representations and Warranties</u>. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the Advance Notice Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date).

(b) <u>Issuance of Commitment Shares</u>**.** The Company shall have issued the Commitment Shares to an account designated by the Investor, in accordance with Section 12.04, all of which Commitment Shares shall be fully earned and non-refundable, regardless of whether any Advance Notices are made or settled hereunder or any subsequent termination of this Agreement.

(c) <u>Registration of the Common Shares with the SEC</u>. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Commitment Shares (unless all of the Commitment Shares have previously been sold as of the applicable Condition Satisfaction Date) and all of the Common Shares issuable pursuant to such Advance Notice. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Condition Satisfaction Date, except as previously disclosed to the Investor.

(d) <u>Authority</u>. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all of the Commitment Shares (unless all of the Commitment Shares have previously been sold as of the applicable Condition Satisfaction Date) and all of the Common Shares issuable pursuant to such Advance Notice, or shall have the availability of exemptions therefrom. The sale and issuance of the Commitment Shares (unless all of the Commitment Shares have previously been sold as of the applicable Condition Satisfaction Date) and of such Common Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(e) <u>No Material Outside Event</u>. No Material Outside Event shall have occurred and then be continuing.

(f) <u>Board</u>. (i) The board of directors of the Company shall have duly and validly approved the transactions contemplated by the Transaction Documents, (ii) such approval shall not have been amended, rescinded or modified and shall remain in full force and effect as of the applicable Condition Satisfaction Date, and (iii) a true, correct and complete copy of such approval shall have been provided to the Investor.

(g) <u>Performance by the Company</u>. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date.

(h) <u>No Injunction</u>. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or materially and adversely affects any of the transactions contemplated by this Agreement.

(i) <u>No Suspension of Trading in or Delisting of Common Shares</u>. (i) Trading in the Common Shares shall not have been suspended by the SEC, the Principal Market or FINRA, (ii) the Company shall not have received any final and non-appealable notice that the listing or quotation of the Common Shares on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Common Shares are listed or quoted on any subsequent Principal Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Common Shares, electronic trading or book-entry services by DTC with respect to the Common Shares that is continuing, and (iii) the Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Shares, electronic trading or book-entry services by DTC with respect to the Common Shares is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified the Company in writing that DTC has determined not to impose any such suspension or restriction).

(j) <u>Authorized</u>. There shall be a sufficient number of authorized but unissued and otherwise unreserved Common Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(k) <u>Executed Advance Notice</u>. The representations contained in the applicable Advance Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

(l) <u>Consecutive Advance Notices</u>. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances.

Article VIII.
Non Exclusive Agreement

Notwithstanding anything contained herein, this Agreement and the rights awarded to the Investor hereunder are non-exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by Common Shares or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital.

Article IX.
Choice of Law/Jurisdiction

This Agreement, and any and all claims, proceedings or causes of action relating to this Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and solely in accordance with the substantive and procedural laws of the State of New York, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of New York. The Parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Agreement.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

Article X.   Termination

Section X.1   Termination.

(a) Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for Common Shares equal to the Commitment Amount.

(b) The Company may terminate this Agreement effective upon five Trading Days' prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices, the Common Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

(c) Nothing in this Section 10.01 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement prior to the valid termination hereof, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement prior to the valid termination hereof. The indemnification provisions contained in Article V shall survive the termination of this Agreement, provided that the representations and warranties, and the other covenants, made or agreed to by the Parties in this Agreement, shall automatically, without further action, notice or deed, be of no further force or effect upon such termination.

Article XI.   Notices

Other than with respect to Advance Notices, which must be in writing delivered in accordance with Section 2.01(b) and will be deemed delivered on the day set forth in Section 2.01(b), any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) 5 days after being sent by U.S. certified mail, return receipt requested, or (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications (except for Advance Notices which shall be delivered in accordance with Exhibit A hereof) shall be:

	Applied Digital Corporation
	3811 Turtle Creek Blvd., Suite 2100
If to the Company, to:	Dallas, TX 75219
	Attention: Wes Cummins
	Telephone: (214) 427-1704
	Email: Wes@applieddigital.com

With a copy to (which shall not	
constitute notice or delivery of process) to:	
	Lowenstein Sandler LLP
	1251 Avenue of the Americas
	New York, New York 10020-1095
	Attention: Steven E. Siesser, Esq.
	Telephone: (212) 204-8688
	Email: ssiesser@lowenstein.com

If to the Investor(s):	YA II PN, Ltd.
	1012 Springfield Avenue
	Mountainside, NJ 07092
	Attention: Mark Angelo
	Portfolio Manager
	Telephone: (201) 985-8300
	Email: mangelo@yorkvilleadvisors.com

	Yorkville Advisors Global
	1012 Springfield Avenue
With a Copy (which shall not	Mountainside, NJ 07092
constitute notice or delivery of process) to:	Attention: Legal Department
	Telephone: (201) 985-8300
	Email: legal@yorkvilleadvisors.com

or at such other address and/or e-mail and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) electronically generated by the sender's email service provider containing the time, date, and recipient email address or (iii) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service in accordance with clause (i), (ii) or (iii) above, respectively.

Article XII.   Miscellaneous

Section XII.1 Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, *e.g.*, www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes of this Agreement.

Section XII.2 Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective Affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement.

Section XII.3 Reporting Entity for the Common Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section XII.4 Commitment and Structuring Fee. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company has paid YA Global II SPV, LLC, a subsidiary of the Investor, or such other person as the Investor may direct, a structuring fee in the amount of $25,000 and, and the Company shall pay a commitment fee in an amount equal to 0.85% of the Commitment Amount (the "Commitment Fee") by the issuance to the Investor on the date hereof of such number of Common Shares that is equal to (i) the Commitment Fee *divided by* (ii) the average of the daily VWAPs of the Common Shares during the 3 Trading Days immediately prior to the date of this Agreement (collectively, the "Commitment Shares"). No fractional shares shall be issued in respect of the Commitment Fee, and the Commitment Shares to be issued hereunder shall be rounded up to next whole share if necessary to avoid issuing fractional shares in respect of the Commitment Fee.

Section XII.5 <u>Brokerage</u>. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
APPLIED DIGITAL COPRORATION

By: */s/ David Rench*
Name: David Rench
Title: Chief Financial Officer

INVESTOR:
YA II PN, Ltd.

By: Yorkville Advisors Global, LP
Its: Investment Manager

      By: Yorkville Advisors Global II, LLC
      Its: General Partner
By: */s/ Michael Rosselli*
Name: Michael Rosselli
Title: Partner

EXHIBIT A
ADVANCE NOTICE

APPLIED DIGITAL COPRORATION

Dated: _____   **Advance Notice Number: ____**

The undersigned, _____, hereby certifies, with respect to the sale of Common Shares of APPLIED DIGITAL CORPORATION (the "<u>Company</u>") issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Purchase Agreement, dated as of August 28, 2024 (the "<u>Agreement</u>"), as follows (with capitalized terms used herein without definition having the same meanings as given to them in the Agreement):

1.   The undersigned is the duly elected _____ of the Company.

2.   There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3.   The Company has performed in all respects all covenants and agreements to be performed by the Company contained in the Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4.   The number of Advance Shares the Company is requesting is _____.

5.   The Pricing Period for this Advance shall be an [Option 1 Pricing Period]/[Option 2 Pricing Period].

6.   (For an Option 1 Pricing Period Add:) The Volume Threshold for this Advance shall be _____.

7.   (For an Option 2 Pricing Period Add:) The Minimum Acceptable Price with respect to this Advance Notice is _____ (if left blank then no Minimum Acceptable Price will be applicable to this Advance).

8.   The number of Common Shares of the Company outstanding as of the date hereof is _____.

The undersigned has executed this Advance Notice as of the date first set forth above.

APPLIED DIGITAL CORPORATION

By:_____

Please deliver this Advance Notice by email to:
  Email: <u>Trading@yorkvilleadvisors.com</u>
  Attention: Trading Department and Compliance Officer
  Confirmation Telephone Number: (201) 985-8300.

EXHIBIT B
FORM OF SETTLEMENT DOCUMENT

<u>**VIA EMAIL**</u>

APPLIED DIGITAL CORPORATRION
Attn:
Email:

		Below please find the settlement information with respect to the Advance Notice Date of:	
1.		Number of Common Shares requested in the Advance Notice	
1.b.		Volume Threshold (Number of Common Shares in (1) divided by 0.30)	
1.c.		Number of Common Shares traded during Pricing Period	
2.		Minimum Acceptable Price for this Advance (if any)	
3.		Number of Excluded Days (if any)	
4.		Adjusted Advance Amount (if applicable) (including pursuant to Volume Threshold adjustment)	
5.		Option [1] / [2] Market Price	
6.		Purchase Price (Option 1 Market Price x 96% or Option 2 Market Price x 97%, as applicable) per share	
7.		Number of Advance Shares due to the Investor	
8.		Total Purchase Price due to Company (row 6 x row 7)	

<u>If there were any Excluded Days then add the following</u>

9.		Number of Additional Shares to be issued to the Investor	
10.		Additional amount to be paid to the Company by the Investor (Additional Shares in row 9 x Minimum Acceptable Price x 97%)	
11.		Total Amount to be paid to the Company (Purchase Price in row 8 + additional amount in row 10)	
12.		Total Advance Shares to be issued to the Investor (Advance Shares due to the Investor in row 7 + Additional Shares in row 9)	

Please issue the number of Advance Shares due to the Investor to the account of the Investor as follows:

INVESTOR'S DTC PARTICIPANT #:

ACCOUNT NAME:
ACCOUNT NUMBER:
ADDRESS:
CITY:
COUNTRY:
CONTACT PERSON:
NUMBER AND/OR EMAIL:
       Sincerely,

       YA II PN, LTD.

Agreed and approved By APPLIED DIGITAL CORPORATION:

_____
Name:
Title:

Exhibit 10.61

FIRST AMENDMENT TO STANDBY EQUITY PURCHASE AGREEMENT

This **FIRST AMENDMENT TO THE STANDBY EQUITY PURCHASE AGREEMENT**, dated as of August 29, 2024 (this "First Amendment"), is entered by and between **APPLIED DIGITAL CORPORATION**, a Nevada corporation ("Company"), and **YA II PN, LTD.**, a Cayman Islands exempt limited company (the "Investor").

PRELIMINARY STATEMENTS

A.   Reference is hereby made to that certain Standby Equity Purchase Agreement, dated as of August 28, 2024 (as may be amended, amended and restated, extended, supplemented or otherwise modified in writing from time to time and in effect immediately prior to the effectiveness of this First Amendment, the "Existing Agreement", and the Existing Agreement, as amended by this First Amendment, the "Amended Agreement"), between the Company and the Investor.

B.   The parties desire to amend certain of the terms and provisions of the Existing Agreement as specifically set forth in this First Amendment.

C.   The parties are prepared to amend the Existing Agreement, subject to the conditions and in reliance on the representations set forth in this First Amendment.

Accordingly, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Defined Terms. Unless otherwise defined herein, all capitalized terms used herein, including in preamble and the preliminary statements hereto, shall have the meanings assigned to such terms in the Existing Agreement.

SECTION 2. Amendments to Existing Agreement. The Existing Agreement is hereby amended as follows:

(a)   The first recital to the Existing Agreement is hereby amended and restated in its entirety as follows:

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to $250 million of the Company's shares of common stock, par value $0.001 per share (the "Common Shares"); and

(b)   The defined term "Commitment Amount" in Article I of the Existing Agreement is hereby amended and restated in its entirety as follows:

"Commitment Amount" shall mean $250,000,000 of Common Shares.

SECTION 3. Effect of First Amendment, Other Agreements, Etc.

(a)   *Effect of First Amendment.* After giving effect to this First Amendment, the Amended Agreement shall be and remain in full force and effect in accordance with its terms and is hereby ratified and confirmed by the parties in all respects. The execution, delivery, and performance of this First Amendment shall not operate as a waiver of any right, power, or remedy of any party under the Existing Agreement. Each party hereby acknowledges and agrees that, after giving effect to this First Amendment, all of its obligations and liabilities under the Existing Agreement to which it is a party, as such obligations and liabilities have been amended by this First Amendment, are reaffirmed and remain in full force and effect. All references to the Existing Agreement in any document or instrument delivered in connection therewith shall be deemed to refer to the Amended Agreement. Nothing contained herein shall be construed as a novation of the obligations outstanding under the Existing Agreement, which shall remain in full force and effect, except as modified hereby.

(b)   *Limited Effect.* This First Amendment relates only to the specific matters expressly covered herein, shall not be considered to be an amendment or waiver of any rights or remedies that any party may have under the Existing Agreement or under applicable law, and shall not be considered to create a course of dealing or to otherwise obligate in any respect a party to execute similar or other amendments or waivers or grant any amendments or waivers under the same or similar or other circumstances in the future.

SECTION 4. Miscellaneous.

(a)   *Headings.* Section headings in this First Amendment are included herein for convenience and do not affect the meanings of the provisions that they precede.

(b)   *Severability.* If any provision of this First Amendment or any other Amendment Document is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this First Amendment or such other Amendment Document, as the situation may require, and this First Amendment and the other Amendment Documents shall be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein or therein, as the case may be.

(c)   *Binding Effect.* This First Amendment binds and is for the benefit of the successors of each party.

(d)   *GOVERNING LAW.* THIS FIRST AMENDMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE PARTIES FURTHER AGREE THAT ANY ACTION BETWEEN THEM SHALL BE HEARD IN NEW YORK COUNTY, NEW YORK, AND EXPRESSLY CONSENT TO THE JURISDICTION AND VENUE OF THE SUPREME COURT OF NEW YORK, SITTING IN NEW YORK COUNTY, NEW YORK AND THE UNITED STATES DISTRICT COURT OF

THE SOUTHERN DISTRICT OF NEW YORK, SITTING IN NEW YORK, NEW YORK, FOR THE ADJUDICATION OF ANY CIVIL ACTION ASSERTED PURSUANT TO THIS FIRST AMENDMENT.

(e)   *Execution in Counterparts*. This First Amendment may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures, including by e-mail attachment, shall be deemed originals for all purposes of this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed and delivered as of the date first above written.


APPLIED DIGITAL CORPORATION


By: _/s/ David Rench_

Name: David Rench

Title: Chief Financial Officer


[Signature Page to First Amendment to Standby Equity Purchase Agreement]


YA II PN, LTD.

By: Yorkville Advisors Global, LP
Its: Investment Manager

    By: Yorkville Advisors Global II, LLC
    Its: General Partner

    By: */s/ Matthew Beckman*
    Name: Matthew Beckman
    Title: Manager

[Signature Page to First Amendment to Standby Equity Purchase Agreement]

EXHIBIT 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Percent Owned
1.21 Gigawatts, LLC	Delaware	100%
APLD Rattlesnake Den I LLC	Delaware	100%
APLD ELN-01 LLC	Nevada	100%
APLD ELN-02 Holdings LLC	Delaware	100%
APLD ELN-02 LLC	Delaware	100%
Applied Talent Resources LLC	Nevada	100%
APLD GPU-01 LLC	Delaware	100%
APLD OKC-01 LLC	Nevada	100%
APLD SLC-01 LLC	Delaware	100%
APLD IOWA-01 LLC	Nevada	100%
APLD HPC-01 LLC	Delaware	100%
James River Housing LLC	Delaware	100%
APLD AST-01 Holdings LLC	Delaware	100%
APLD AST-01 LLC	Delaware	100%
Sai Computing Holdings LLC	Delaware	100%
Sai Computing LLC	Delaware	100%
Sai - Foundry Computing LLC	Delaware	98%
Applied Digital Cloud Corporation	Nevada	100%
APLD Holdings 1 LLC	Delaware	100%
APLD Holdings 2 LLC	Delaware	100%
APLD Hosting, LLC	Nevada	100%

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statements of Applied Digital Corporation on Form S-8 File No. 333-267811, 333-265698 and Form S-1 File No. 333-279884, with respect to our audits of the consolidated financial statements of Applied Digital Corporation as of May 31, 2024 and 2023 and for each of the two years in the period ended May 31, 2024, which report is included in this Annual Report on Form 10-K of Applied Digital Corporation for the year ended May 31, 2024.

/s/ Marcum LLP

Marcum LLP
New York, NY
August 30, 2024

CERTIFICATION

I, Wesley Cummins, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the fiscal year ended May 31, 2024 of Applied Digital Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2024   By: /s/ Wesley Cummins

                                                                        Wesley Cummins, Chief Executive Officer, Treasurer,
                                                                        Chairperson of the Board and Director (Principal Executive
                                                                        Officer)

CERTIFICATION

I, David Rench, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended May 31, 2024 of Applied Digital Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2024   By: /s/ David Rench

                                                                          David Rench, Chief Financial Officer (Principal Financial and Accounting Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended May 31, 2024 of Applied Digital Corporation (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"),Wesley Cummins, Chief Executive Officer of the Company, certifies, to the best of his knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 30, 2024   By: /s/ Wesley Cummins
                                                                   Chief Executive Officer, Treasurer, Chairperson of the
                                                                   Board and Director (Principal Executive Officer)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal year ended May 31, 2024 of Applied Digital Corporation (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David Rench, Chief Financial Officer of the Company, certifies, to the best of his knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 30, 2024	By:	/s/ David Rench
		Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 97.1

APPLIED DIGITAL CORPORATION

CLAWBACK POLICY

As adopted by the Board of Directors, effective November 24, 2023

Introduction

The Board of Directors ("**Board**") of Applied Digital Corporation (the "**Company**") believes that it is in the best interests of the Company and its shareholders to maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. To implement this goal, the Board has adopted this policy (the "**Policy**") which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and Rule 10D-1 promulgated thereunder (collectively, "**Section 10D**").

Employees Covered by the Policy

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D and the listing standards of the national securities exchange on which the Company's securities are listed (the "**Listing Standards**"), as well as such other senior executives and employees who may from time to time be deemed subject to the Policy by the Board ("**Covered Executives**").

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board ("**Committee**"), in which case references herein to the Board shall be deemed references to the Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Clawbacks Due to Accounting Restatements

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement (or any transition period that results from a change in the Company's fiscal year (as set forth in the Listing Standards)), as determined in accordance with Section 10D and any applicable rules or Listing Standards. The date on which the Company is required to prepare an accounting restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, "**Incentive Compensation**" means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a "financial reporting measure" (as defined under Section 10D, and including, for the avoidance of doubt, stock price and total stockholder return ("**TSR**") measures), including, but not limited to, performance-based cash, stock, options or other equity-based awards paid or granted to the Covered Executive.

Compensation that is granted, vests or is earned based solely upon the occurrence of non- financial events, such as base salary, restricted stock or options with time-based vesting only, or a bonus awarded solely at the discretion of the Board and not based on the attainment of any financial measure, is not subject to this Policy.

Amounts Subject to Recovery

The amounts to be recovered pursuant to this Policy will be the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data, over the Incentive Compensation that would have been received by the Covered Executive had it been based on the restated results, as determined by the Board and without regard to any taxes paid or withheld.

Incentive Compensation, for purposes of being subject to recoupment, will be deemed received in the fiscal period during which the financial reporting measure on which the Incentive Compensation is based is attained or purportedly attained, regardless of whether the Incentive Compensation is granted or paid after the end of that fiscal period.

For Incentive Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the financial restatement, the Board shall determine the amount to be recovered based on a reasonable estimate of the effect of the financial restatement on the stock price or TSR upon which the Incentive Compensation was received and the Company shall document the determination of that estimate and provide it to the national securities exchange on which the Company's securities are listed.

The compensation recouped under this Policy shall not include Incentive Compensation received by a Covered Executive (i) prior to beginning service as a Covered Executive or (ii) if he or she did not serve as a Covered Executive at any time during the performance period applicable to the Incentive Compensation in question.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, and such method shall be such that the excess compensation is corrected reasonably promptly, the recoupment is not permitted to be paid in installments, and the method used shall consider the implications of other relevant laws including, but not limited to, Section 409A of the Internal Revenue Code. Covered Executives shall be solely responsible for any tax consequences to them that result from the recoupment or recovery of any amount pursuant to this Policy, and the Company shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any Incentive Compensation resulting from recoupment pursuant to this Policy, including paying premiums on an insurance policy that would cover a Covered Executive's Incentive Compensation reimbursement obligation or any claims relating to the Company's enforcement of rights under this Policy.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be interpreted in a manner that is consistent with the requirements of Section 10D and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time subject to applicable law or regulatory requirements.

Other Recoupment Rights and Rules

The Board intends that this Policy will be applied to the fullest extent of the law. Each Covered Executive may be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Executive shall be fully bound by, and must comply with, the Policy, whether or not such Covered Executive has executed and returned such acknowledgment form to the Company. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other legal or equitable remedies or rights of recoupment that may be available to the Company, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), regulation or pursuant to the terms of any policy of the Company, employment agreement, equity award agreement, or similar agreement.

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Section 10D and the Listing Standards. In the event that the Board determines recovery to be impracticable, the Company shall comply with any related documentation requirements under Section 10D and the Listing Standards.

The Company shall comply with the disclosure requirements relating to Section 10D and any actions taken in compliance therewith as promulgated by the Securities and Exchange Commission and the Listing Standards.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Covered Executive or any other person was at fault or responsible for accounting errors that contributed to the need for the financial restatement or engaged in any misconduct.

Effective Date

This Policy has been adopted by the Board and shall be effective November 24, 2023 ("**Effective Date**") and shall apply to any Incentive Compensation that is received by a Covered Executive on or after the Effective Date.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

EXHIBIT A

DODD-FRANK COMPENSATION CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "***Acknowledgement Form***") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any recoverable compensation to the Company as required by the Policy, as determined by the Compensation Committee in its sole discretion.

Sign: _____

Name: [Employee]

Date: _____